As filed with the Securities and Exchange Commission on May 27, 2011
Registration No. 333-173447

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2

to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Staffmark Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7363	06-1553489
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial) Classification Code Number)	(I.R.S. Employer Identification Number)
	435 Elm Street, Suite 300 Cincinnati, Ohio 45202 (513) 651-1111
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lesa J. Francis
President and Chief Executive Officer
Staffmark Holdings, Inc.
435 Elm Street, Suite 300
Cincinnati, Ohio 45202
(513) 651-1111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen C. Mahon, Esq. Toby D. Merchant, Esq. Squire, Sanders & Dempsey (US) LLP 221 East Fourth Street, Suite 2900 Cincinnati, Ohio 45202 (513) 361-1200	Michael J. Zeidel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	May 27, 2011

          Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering           shares of common stock offered by this prospectus and the selling stockholders identified in this prospectus are offering           shares of common stock. We will not receive any of the proceeds from the common stock sold by the selling stockholders. We expect the public offering price to be between $      and $      per share.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “STMK.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares of our common stock from us and the selling stockholders at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. Of such amount, up to           shares will be sold by us and up to           shares will be sold by the selling stockholders. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $     . Our total proceeds, after underwriting discounts and commissions but before estimated offering expenses, will be $     , and the selling stockholders’ total proceeds, after underwriting discounts and commissions but before estimated offering expenses, will be $     , in each case based on a public offering price of $     , the midpoint of the price range set forth above.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about          , 2011.

Joint Book-Running Managers

UBS Investment Bank	BMO Capital Markets

Baird	SunTrust Robinson Humphrey

Avondale Partners	CJS Securities, Inc.

You should rely only on the information contained in this prospectus and in any related free writing prospectus. We, the underwriters, and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus or any related free writing prospectus. We, the underwriters, and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or such other dates as are stated in this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

i

Staffmark is a registered trademark of Staffmark Holdings, Inc. The Staffmark logo is a registered stylized trademark of Staffmark Holdings, Inc.

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes other market and industry data (including forecasts and estimates) based on industry publications and independent research reports or, where indicated, that we have developed from industry publications, independent research reports, publicly available information, and our internal data (including forecasts and estimates). Industry publications and independent research reports generally indicate that the authors of these documents have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe these publications and reports to be reliable, none of us, the underwriters, or the selling stockholders have independently verified the data. Our internal data are based on information obtained from our investors, trade and business organizations, and our management’s understanding of industry conditions. While we believe such information to be reliable, we have not had such information verified by any independent sources.

Any forecasts and estimates involve a number of assumptions, risks, and uncertainties, and you are cautioned not to give undue weight to them. See “Risk factors” and “Special note regarding forward-looking statements” elsewhere in this prospectus.

ii

Prospectus summary

This summary highlights certain information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Selected historical consolidated financial data,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” and our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “Staffmark,” the “Company,” “we,” “us,” and “our” in this prospectus refer to Staffmark Holdings, Inc. and its subsidiaries.

OVERVIEW

We are a leading, national provider of contingent workforce solutions that serves the temporary staffing needs of employers throughout the United States. We are focused on providing a full spectrum of light industrial and clerical staffing solutions. Since 1970, our clients have relied on us to consistently identify, screen, and deliver temporary employees that support their growth and enable them to respond quickly to changes in their business environments. Through our nationwide network of over 300 branch, on-site, and output solutions locations in 32 states, we currently place over 40,000 temporary employees weekly and have a client base of approximately 6,000. We maintain a well-diversified revenue base, and, in 2010, our top 10 clients accounted for less than 25% of our revenues. As evidence of our market position, we have been ranked by SIA as the 8th largest industrial-staffing company and the 17th largest staffing company overall in the United States, based on 2009 revenues, out of approximately 9,000 staffing firms.

According to Staffing Industry Analysts, or SIA, a research and analysis firm covering the contingent workforce, staffing in the United States is a large and growing industry, generating approximately $92 billion in revenue in 2009 and is projected to generate approximately $123 billion in revenue in 2012, representing a three-year compound annual growth rate, or CAGR, of 10%. Our core markets are the $32 billion light industrial and clerical staffing industries, which together are expected to reach $46 billion in 2012, representing a three-year CAGR of 13%, according to SIA. Two key factors driving this growth are overall economic activity and the ease and flexibility that contingent workers offer to employers.

We provide an enterprise-class level of staffing solutions, those typically reserved for large, multi-national corporations, to our predominantly middle-market clients. We believe that the majority of our larger competitors that offer similar services typically focus on the Fortune Global 500, while most of our smaller competitors lack the expertise and infrastructure to deliver the same quality and breadth of services. We take a consultative approach to our client engagements, devoting significant resources to the upfront assessment and development of customized programs. Once implemented, we conduct regular business reviews with our clients to ensure that the program is performing as intended. We believe our approach is highly valued by our clients, as evidenced by an average tenure of approximately 10 years among our top 20 clients.

We are focused on establishing and growing into a leading position in the markets in which we operate. We seek to achieve this by winning our clients’ business one location at a time, and leveraging that success into a broader relationship where we service multiple client locations. As our client relationships develop, we enhance our position within markets by: (i) hiring additional sales and operations staff; (ii) opening branch and on-site locations; and (iii) making strategic acquisitions. This strategy enables us to gain operating leverage in our markets, raise the awareness of our brand and realize efficiencies of scale.

For the three months ended March 31, 2011, we had revenues of $247 million, adjusted EBITDA of $4 million, and a net loss of $1 million. For the year ended December 31, 2010, we had revenues of $1,003 million, adjusted EBITDA of $38 million, and net income of $15 million. For a reconciliation of net income to adjusted EBITDA, which is a non-GAAP financial measure, see “Summary consolidated financial data—Non-GAAP financial measures.”

OUR BUSINESS

We are primarily focused on light industrial, clerical, and specialty staffing.

Light industrial

A substantial portion of our revenues are derived from the placement of unskilled and semi-skilled temporary workers through our light industrial offerings, which primarily consist of the distribution (pick-and-pack and forklift) and light manufacturing (factory assembly line and machine operations) sectors of the economy. In addition, we provide temporary employees for positions such as line supervisors, operations managers, and quality control personnel. Approximately 74% of our revenues in 2010 were derived from light industrial staffing.

Clerical

We also derive revenues from the placement of temporary workers through our clerical offerings, which primarily consist of administrative, contact center, and healthcare office support services. These employees are often placed at business operation centers and corporate offices. Approximately 18% of our revenues in 2010 were derived from clerical staffing.

Specialty

We also provide temporary employees through our transportation and professional offerings. In transportation, we are a national supplier of fully-screened commercial vehicle drivers who meet applicable Department of Transportation, or DOT, requirements through a network of 18 offices across the United States. In professional staffing, we provide higher-skilled professionals in the engineering, information technology, finance, accounting, and corporate services disciplines. Approximately 4% of our revenues in 2010 were derived from specialty offerings.

Other services

➢	Direct hire services—We offer services for sourcing and screening candidates for full-time employment.

➢	Employee leasing services—We provide human resource services outsourcing, such as payroll, employee benefits, risk management, unemployment services, and human resources support.

➢	Managed services—We provide administrative services, including managing other staffing firms as second source providers and/or payrolling services.

Approximately 4% of our revenues in 2010 were derived from other services.

Delivery models

Our clients access our services through one of three delivery models depending on their specific needs.

➢	Branch—We maintain approximately 200 branch offices across 30 states. We assign an account manager to each client, who works closely with the client to gain an in-depth understanding of its staffing needs. This approach allows us to provide temporary workers that are more suited to meet our clients’ needs. During 2010, approximately 5,700 clients used our branch delivery model, representing approximately 67% of our revenues.

➢	On-site—We have approximately 90 on-site locations across 26 states. Our on-site program supports organizations that use contingent labor as a significant percentage of their overall workforce. Clients using this delivery model receive the benefits of a dedicated staff deployed into their facility. Our on-site staff becomes an extension of the client’s operations and is responsible for the recruitment, on-boarding, attendance, coaching, and turnover of the contingent workforce. During 2010, our on-site delivery model represented approximately 29% of our revenues.

➢	Output solutions—Our output solutions delivery model combines industrial engineering principles with human resource management to create a workforce model focused on productivity improvement. In this model, we manage the labor and output component of a discrete activity or process. The client pays a per unit cost versus a more typical hourly bill rate. All work is performed within the client’s facility and we assume accountability for cost of labor, quality, and production standards. During 2010, 25 client sites used our output solutions delivery model, representing approximately 3% of our revenues.

MARKET OPPORTUNITY

According to SIA, light industrial and clerical staffing are among the largest and fastest growing categories within the temporary staffing sector. Comprised of unskilled and semi-skilled temporary workers in manufacturing, distribution, logistics, and other similar industries, light industrial staffing is projected by SIA to grow 15% annually from 2009 to $27 billion in 2012. Clerical staffing, comprised of administrative, contact center, and healthcare office support services, is projected by SIA to grow 10% annually from 2009 to $19 billion in 2012. Industry analysts generally believe that the benefits of a flexible workforce, the rising costs of full-time employees, and the aging United States population will drive secular growth in the staffing sector.

➢	Focus on flexible workforce management and fixed-cost mitigation—The length and severity of the recent recession has forced companies to build more agile workforces to achieve greater cost flexibility. In addition, we believe the morale impact associated with layoffs of full-time employees has led companies to favor temporary employees versus over-hiring and chronically right-sizing. In order to mitigate fixed costs, many companies are using temporary staffing to respond quickly and efficiently to changes in the economy or competitive environment, without the associated recruiting, benefits, and severance costs or the challenge of screening and hiring the right employee.

➢	Increasing cost of full-time employees—We believe the regulatory and cost burden of full-time employees will increase as state and federal governments struggle with mounting deficits and growing entitlement programs. Many of these costs, including healthcare benefits, unemployment insurance, and workers’ compensation, have risen dramatically over the last few years. We believe that current legislation, such as the Patient Protection and Affordable Care Act, or the PPACA, will exacerbate this trend.

➢	Aging United States population—As the population in the United States ages, it is altering the age distribution of the labor force. According to the United States Census Bureau, or Census Bureau, many of the 77 million baby-boomers that participate in the labor force are choosing not to retire. As a result, the percentage of the labor force that is over the age of 55 is expected to increase from 18% in 2008 to 24% in 2018 according to the Bureau of Labor Statistics, or BLS. We believe the projected aging of the labor force should create a favorable business environment for the temporary staffing industry, particularly for companies that derive revenue from light industrial staffing which typically requires more strenuous physical activity and, as a result, is generally more appealing to workers under the age of 55.

A closely monitored statistic within the temporary staffing industry is the temporary penetration rate, which measures the percent of the total United States workforce that is temporary versus full-time based on data from the United States Bureau of Labor Statistics, or BLS. During the most recent economic cycle, the temporary penetration rate peaked at 1.96% in November 2005 and dipped to a trough at 1.34% in June 2009. In March 2011, the temporary penetration rate reached 1.73%. We believe, as the factors described above continue to increase the burden for employers, companies will seek out flexible workforce solutions and temporary penetration rates should surpass historical peaks.

The temporary staffing industry in the United States is highly fragmented, and, according to IBISWorld, Inc., or IBISWorld, consists of approximately 9,000 firms. According to the Census Bureau, a majority of staffing firms in the United States generate less than $10 million in annual revenues. In addition, temporary staffing firms with more than 10 branch locations account for less than 2% of the total number of service providers, but generate over 50% of revenues in the temporary staffing industry. The data suggests there are a large number of small, local, and regional high-quality staffing firms throughout the United States that could serve as potential acquisitions to build market share and geographic density in a cost-effective and efficient manner. We believe this creates a compelling consolidation opportunity for us as there is a limited number of large-scale, nationally-branded temporary staffing companies that are capable of acquiring and integrating sub-scale operators.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths will allow us to capitalize on the current market opportunity and enhance our position as a leading, national provider of contingent workforce solutions:

➢	Customized staffing solutions with strong ongoing support—For our key clients, we have developed a service protocol designed to achieve optimal quality and service—the Staffmark Service Quality Process, or SSQP. The SSQP is our approach to develop customized staffing solutions that incorporate an in-depth assessment and implementation phase, ongoing data-driven feedback, and continuous process improvements. Critical to the success of the SSQP, and the resulting programs, are the key performance indicators, or KPIs, that we develop to measure the success of a program.

➢	Density in core markets—Our strategy of penetrating our core markets with multiple locations helps us to raise our brand awareness, provide qualified temporary workers on an expedited basis, and achieve operating efficiencies through economies of scale related to advertising and administrative overhead.

➢	Local focus with nationwide capability—We develop client relationships one location at a time. This approach allows our clients to benefit from a highly personal and attentive level of service typically associated with much smaller operators, while receiving the benefits of a national staffing platform. We accomplish this by delivering customized enterprise-class staffing solutions tailored to our clients’ individual needs versus a “one-size-fits-all” approach used by many of our larger competitors.

➢	Experienced acquirer and integrator of businesses—Since 2000, we have completed four acquisitions in the commercial staffing sector. Following each acquisition, we successfully integrated the acquired business and eliminated redundant costs. In 2004 and 2008, we acquired Venturi Staffing Partners and Staffmark Investment, respectively, each of which approximately doubled our revenues.

➢	Experienced management team—Our four senior executives collectively have over 70 years of experience in the staffing industry. Strong leadership by our management team has led to successful business expansion through well-managed organic and acquisition growth. This leadership has allowed us to navigate through challenging economic times, while demonstrating the ability to successfully implement strategic plans.

OUR STRATEGY

We intend to continue to grow our business by:

➢	Increasing revenues and profitability through expansion within existing markets—In many of our existing markets, we have multiple branch locations. We intend to continue to opportunistically invest in these existing markets through hiring additional sales and operations personnel and establishing new locations. We believe this strategy will enable us to continue to build strong brand recognition within our existing markets and achieve operating efficiencies from shared fixed costs.

➢	Implementing remote recruiting—In 2010, we established a remote recruiting network, which allows us to leverage recruiting resources throughout our organization to meet the staffing needs of our clients. Our remote recruiting network is a cost-effective way for us to assist our field operations with time-sensitive, large-volume staffing requirements.

➢	Promoting our specialty services and output solutions delivery model—We will continue to invest in and promote our transportation, output solutions, and engineering service offerings. We market these service offerings in combination with our core light industrial staffing solution to address the full range of our clients’ staffing needs. In addition, these value-added offerings have historically produced higher gross and operating margins as compared to our core light industrial and clerical offerings.

➢	Pursuing strategic acquisitions—We plan to increase density in our core markets, expand geographically, and accelerate the growth of our service offerings through selective acquisitions. Consummation of this offering will enhance our ability to pursue strategic acquisitions.

➢	Converting local relationships into multi-site accounts—We build client relationships by understanding expectations and customizing service delivery at the local level. Our flexibility and responsiveness enable us to cultivate long-term client relationships. We seek to leverage these local successes to secure additional business from our clients’ other locations. We believe this strategy has been effective, as 12 of our top 20 clients began as local relationships and subsequently became multi-site clients.

CONCURRENT TRANSACTIONS

Reclassification

Currently, our certificate of incorporation authorizes Class A, Class B, Class C, and Class D common stock. As of May 16, 2011, there were 13,024,773 shares of Common Stock, Classes A-D, issued and outstanding. Prior to the consummation of this offering, we will amend our certificate of incorporation to: (i) authorize only one class of common stock issuable in one series and blank check preferred stock; and (ii) reclassify and combine all outstanding shares of our existing Common Stock, Classes A-D, into           shares of the newly authorized single class of common stock. Upon the completion of this offering, an aggregate           shares of our common stock will be issued and outstanding including the newly issued shares of our common stock that we will have sold in this offering. See “Description of capital stock.”

Credit facility

In connection with the completion of this offering, we expect to enter into a new senior credit facility, or the New Credit Facility, consisting of a $150 million revolving line of credit with a $75 million accordion feature, a $20 million swing line, and a $110 million letter of credit sub-facility. The New Credit Facility, which we expect to mature in five years, will replace our existing $155 million credit facility, or our Existing Credit Facility, with Compass Group Diversified Holdings LLC, a Delaware limited liability company (together with Compass Diversified Holdings, a Delaware statutory trust, CODI). We expect to use a portion of the net proceeds of this offering to repay all amounts outstanding under the Existing Credit Facility. For a more complete description of the New Credit Facility, see the section entitled “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources—Transactions affecting liquidity and capital resources.”

Management services agreements

We have entered into management services agreements with Compass Group Management LLC, or CGM, and Staffing Holding LLC, or Staffing Holding, pursuant to which each of CGM and Staffing Holding agreed to perform executive, financial and managerial oversight services to us. Pursuant to the terms of their respective management services agreement, each of CGM and Staffing Holding are entitled to a management fee equal to 0.10635% and 0.04365%, respectively, of our annual revenues (as defined in the management services agreements) plus reimbursement of reasonable expenses incurred in connection with the provision of services to us. In connection with this offering, we, CGM, and Staffing Holding will enter into Management Services Termination Agreements, pursuant to which the parties will terminate their respective management services agreement and we will agree to pay accrued but unpaid management fees. For a more complete description of the management services agreements, see the section entitled “Certain relationships and related party transactions—Management Services Agreements.”

SUMMARY RISK FACTORS

Investing in our common stock is subject to numerous risks, including those that generally are associated with our industry. You should carefully consider the risks and uncertainties summarized below, the risks described under “Risk factors,” the other information contained in this prospectus, and our consolidated financial statements and the related notes before you decide whether to purchase our common stock.

➢	Any significant or prolonged economic downturn could result in our clients using fewer temporary employees and the other services that we offer, terminating their relationship with us, or becoming unable to pay for our services on a timely basis, or at all.

➢	Any significant or prolonged economic downturns could result in a higher occurrence of unemployment claims, resulting in higher state unemployment taxes, which could have a material and adverse effect on our costs.

➢	A substantial portion of our revenues and earnings is generated by our business operations in seven states.

➢	We are exposed to employment-related claims and costs and periodic litigation that could materially adversely affect our financial condition, business, and results of operations.

➢	The temporary staffing industry is affected by seasonal fluctuations which make management of working capital more challenging and could adversely impact our financial position and the market price of our common stock.

➢	We assume the obligation to make wage, tax, and regulatory payments for our temporary employees, and, as a result, are exposed to client credit risks.

➢	Workers’ compensation costs for temporary employees, including workers’ compensation costs related to our self-insurance program in certain states, may rise and reduce our margins and require more liquidity.

➢	We do not have long-term or exclusive agreements with our temporary staffing clients and our client contracts contain termination provisions and pricing risks that could decrease our revenues, profitability, and cash flows.

➢	Substantially all of our assets will be pledged as collateral under our New Credit Facility and if we are unable to repay all of our borrowings when due, the lenders will have the right to proceed against and sell the pledged collateral.

➢	There has been no prior public market for our common stock, and one may not develop, and even if it does develop, our stock price could be volatile.

➢	Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

➢	CODI and Staffing Holding will continue to own a large percentage of our voting stock after this offering, which will limit your ability to influence corporate matters subject to stockholder approval, and they may from time to time acquire interests in businesses that compete with us.

➢	Future sales of shares of our common stock in the public markets could cause the market price of our common stock to drop significantly, even if our business is doing well. In addition, CODI has pledged a large number of shares of our common stock under its credit facility. If the lenders foreclose on these shares, the market price of our common stock could be materially adversely affected.

These risks and the other risks described under “Risk factors” could have a material adverse effect on our business, financial condition, and results of operations.

CORPORATE INFORMATION

Our principal offices are located at 435 Elm Street, Suite 300, Cincinnati, Ohio 45202. Our telephone number at this address is (513) 651-1111. Our website is www.staffmark.com. The information contained on our website does not constitute a part of this prospectus.

The offering

Common stock offered by us	shares (or shares if the underwriters exercise their over-allotment option in full)

Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)

Proposed New York Stock Exchange symbol	“STMK”

Use of proceeds	We estimate that net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to repay all amounts outstanding under our Existing Credit Facility, to pay all accrued management fees under our management services agreements, and for working capital and general corporate purposes, which may include funding potential acquisitions. See “Use of proceeds.” We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be outstanding after this offering is based on           shares outstanding as of          , 2011 (which gives effect to the Reclassification) and excludes:

➢	shares of common stock issuable upon the exercise of options outstanding as of , 2011 at a weighted average exercise price of $ per share; and

➢	shares reserved for future issuance under our 2011 Omnibus Plan.

Except as otherwise indicated, all information in this prospectus:

➢	assumes an offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus;

➢	assumes no exercise of the underwriters’ over-allotment option;

➢	gives effect to the amendment and restatement of our certificate of incorporation and bylaws, which will become effective at or prior to the consummation of this offering; and

➢	gives effect to the Reclassification to be effected at or prior to the consummation of this offering as described under “Reclassification” at an assumed ratio of one share of existing common stock, Classes A-D, into one share of newly authorized single class of common stock.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Summary consolidated financial data

The following table sets forth a summary of our historical consolidated financial data for the periods ended or as of the dates indicated. The consolidated statement of operations data for the years ended December 31, 2010, 2009, and 2008 is derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2011 and 2010 and the consolidated balance sheet data as of March 31, 2011 are derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus and include all adjustments (consisting of normal recurring adjustments) that we considered necessary for a fair presentation of the results of operations and financial position for, or as of, these periods. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. You should read this table together with “Management’s discussion and analysis of financial condition and results of operations,” “Selected historical consolidated financial data,” and our consolidated financial statements and the related notes thereto. Our historical results are not necessarily indicative of our future results.

	Three months ended March 31,		Year ended December 31,
Consolidated statement of operations data:	2011	2010	2010	2009	2008

	unaudited
	(in thousands, except share and per share data)

Revenues	$246,799	$217,402	$1,002,512	$745,340	$1,006,345
Cost of revenues	214,850	188,525	854,699	632,800	832,530

Gross profit	31,949	28,877	147,813	112,540	173,815
Operating expenses:
Selling, general, and administrative expense	31,149	28,483	117,682	113,289	152,220
Amortization	1,136	1,226	4,903	4,854	4,828
Impairment expense	—	—	—	50,000	—

Income (loss) from operations	(336)	(832)	25,228	(55,603)	16,767
Other income (expense):
Interest expense	(1,331)	(1,793)	(7,080)	(7,674)	(11,107)
Other income (expense)	261	180	905	(404)	731

Income (loss) before provision (benefit) for income taxes	(1,406)	(2,445)	19,053	(63,681)	6,391
Provision (benefit) for income taxes	(197)	(3,790)	3,623	(25,445)	1,224

Net income (loss)	$(1,209)	$1,345	$15,430	$(38,236)	$5,167

Basic earnings (loss) per share	$(0.09)	$0.10	$1.19	$(3.76)	$0.82

Diluted earnings (loss) per share	$(0.09)	$0.10	$1.16	$(3.76)	$0.80

Weighted average number of common shares outstanding(1)	13,019,973	13,016,773	13,016,773	10,159,667	6,273,130
Incremental shares from the assumed exercise of dilutive stock options	—	315,850	293,122	—	196,493

Dilutive potential common shares	13,019,973	13,332,623	13,309,895	10,159,667	6,469,623

Stock options not included in the computation of diluted earnings (loss) per share as their effect would have been antidilutive	1,447,568	467,901	455,901	1,280,568	251,901

Pro forma financial data—unaudited:(2)
Pro forma pre-tax net income		—		—	—
Pro forma income tax provision (benefit)		—		—	—
Pro forma net income		—		—	—
Pro forma earnings (loss) per share

(1)	Consists of Class A, B, C, and D common stock.

(2)	Subsequent to the completion of this offering, we expect changes to certain expenses incurred by us. The unaudited pro forma financial data gives effect to the offering and other transactions described in this prospectus as if they had occurred on January 1, 2010 and assumes that there were no borrowings outstanding during 2010. We estimate that, for the year ended December 31, 2010, interest expense would have been reduced by approximately $4.8 million, management fees would have been reduced by approximately $0.4 million, and we would have incurred additional costs related to being a public company of approximately $2.5 million. Accordingly, pre-tax income for the year ended December 31, 2010 would have increased by approximately $2.7 million and net income would have increased by approximately $2.2 million. For the three months ended March 31, 2011, we estimate that interest expense would have been reduced by approximately $0.8 million, management fees would have been reduced by approximately $0.4 million, and we would have incurred additional costs related to being a public company of approximately $0.625 million. Accordingly, pre-tax loss for the three months ended March 31, 2011 would have decreased by approximately $0.6 million and net loss would have decreased by approximately $0.5 million. The amount of such additional costs is an estimate; the actual costs of being a public company may differ. The estimated change in interest expense is based on the expected interest rate schedule in the New Credit Facility; however, interest rates are subject to change based on market rates up to the completion of the syndication of the New Credit Facility and interest under the New Credit Facility may bear a floating rate. The pro forma earnings (loss) per share reflects the increase in the number of shares from the offering, the net proceeds of which will be utilized to retire existing debt. The pro forma basic and diluted weighted average shares outstanding were and for the year ended December 31, 2010 and and for the three months ended March 31, 2011.

	As of March 31, 2011
		Pro forma as
Consolidated balance sheet data:	Actual	adjusted(1)

	unaudited
	(in thousands)

Cash	$15
Working capital(2)	48,192
Total assets	290,070
Current portion of long-term debt	9,000
Long-term debt	43,739
Total shareholders’ equity	109,863

(1)	The pro forma as adjusted consolidated balance sheet data gives effect to: (i) the sale of shares of common stock by us in this offering at an assumed offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the entry into the New Credit Facility; (iii) the repayment of all amounts outstanding under, and termination of, our Existing Credit Facility; and (iv) the payment of all accrued management fees under, and termination of, our management services agreements.

(2)	Excludes cash and current portion of long-term debt.

NON-GAAP FINANCIAL MEASURES

We supplement the reporting of our financial information determined under generally accepted accounting principles, or GAAP, in the United States by presenting Adjusted EBITDA, a non-GAAP financial measure, as a supplemental measure of our performance. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment, stock option compensation, restructuring, and other charges related to acquisitions, one-time costs, and other cost reduction initiatives. We believe that this financial measure provides meaningful information to assist stockholders in understanding our financial results and assessing our prospects for future performance, because it removes from earnings the impact of certain items. As presented, Adjusted EBITDA may not be comparable to other companies’ similarly titled non-GAAP financial measures and, therefore, could have material limitations. Adjusted EBITDA reflects an additional way of viewing our operations that, when viewed along with our GAAP results and the below reconciliation to the corresponding GAAP financial measure, provides a more complete understanding of our business and should not be considered in isolation or as an alternative to net income as presented in our financial statements in accordance with GAAP. We strongly encourage investors and stockholders to review our financial statements in their entirety and not rely on any single financial measure.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial measure, net income:

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

	unaudited (in thousands)

Net income (loss)	$(1,209)	$1,345	$15,430	$(38,236)	$5,167
Add backs:
Depreciation	746	669	2,660	3,026	3,386
Amortization	1,136	1,226	4,903	4,854	4,828
Impairment expense	—	—	—	50,000	—
Interest expense	1,331	1,793	7,080	7,674	11,107
Provision (benefit) for income taxes	(197)	(3,790)	3,623	(25,445)	1,224
Loss on disposal of fixed assets	4	1	3	147	127
Stock option expense	1,052	370	1,736	1,511	1,161
Integration/restructuring(1)	22	—	—	2,833	7,420
PeopleSoft conversion	270	1	416	—	—
Legal settlement(2)	—	—	2,100	—	—
Management fee	423	368	429	931	1,715

Adjusted EBITDA	$3,578	$1,983	$38,380	$7,295	$36,135

(1)	During the year ended December 31, 2009, we had one-time charges of approximately $2.0 million related to our restructuring and the integration of Staffmark Investment LLC, approximately $0.6 million in one-time debt restructuring costs, and approximately $0.2 million in other acquisition-related expenses. During the year ended December 31, 2008, we had non-recurring charges of approximately $7.4 million related to the integration of Staffmark Investment LLC.

(2)	Consists of a one-time settlement of a lawsuit in California in connection with a potential class action related to the exempt status of current and former staff members. This settlement was not related to two ongoing class action lawsuits in California described below under the heading “Business—Legal proceedings.”

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties of which we are unaware, or that we currently believe are not material, also may become important factors that may materially and adversely affect us and our prospects. If any of the following risks materialize, our business, prospects, financial condition, liquidity, and operating results could be materially harmed. In such case, the market price of our common stock could decline, and you may lose some or all of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Any significant or prolonged economic downturn could result in our clients using fewer temporary employees and the other services that we offer, terminating their relationship with us, or becoming unable to pay for our services on a timely basis, or at all.

Because demand for temporary staffing services is sensitive to changes in the level of economic activity, our business has in the past and may in the future suffer during economic downturns. Demand for temporary staffing is highly correlated to changes in the level of economic activity and employment. Consequently, as economic activity begins to slow down, it has been our experience that companies tend to reduce their use of temporary employees, resulting in decreased demand for temporary employees and the other services we offer. Significant declines in demand, and thus in revenues, would likely result in lower profit levels. In addition, we have experienced pricing pressure during economic downturns which could have a negative impact on our results of operations.

We provide an enterprise-class level of staffing solutions to our predominantly middle-market clients. Nevertheless, an element of our business strategy also includes serving large corporate clients. While this element of our strategy is intended to enable us to increase revenues and earnings from our large corporate clients, it also exposes us to increased risks arising from the possible loss of these clients. In addition, some of the industries in which our clients compete have experienced adverse business and financial conditions in recent years. The deterioration of the financial condition and business prospects of these clients could reduce their need for temporary staffing services and result in a significant decrease in our revenues and earnings derived from these clients. This occurred in late 2008 and persisted through most of 2009 as the weak economic conditions and employment trends in the United States continued to worsen and negatively affect our industry. In addition, during economic downturns, companies may slow the rate at which they pay their vendors, seek more flexible payment terms or become unable to pay their debts as they become due. If any of our significant clients do not pay amounts owed to us in a timely manner or become unable to pay such amounts to us at a time when we have substantial receivables from such clients, our revenues, cash flows, and profitability may suffer.

Even if economic conditions improve, our business may not improve, our financial results may not benefit from such improvement, or the regions and industries in which we compete may not recover at the same rate as the general economy.

Any significant or prolonged economic downturn could result in a higher occurrence of unemployment claims, resulting in higher state unemployment taxes, which could have a material and adverse effect on our costs.

State unemployment insurance expense is a direct cost of doing business in the temporary staffing industry. State unemployment tax rates are established based on a company’s specific experience rate of unemployment claims and a state’s required funding formula on covered payroll. Economic downturns

Risk factors

have in the past, and may in the future, result in a higher occurrence of unemployment claims resulting in higher state unemployment tax rates. Due to the recent economic downturn, states have increased, and may continue to increase, unemployment tax rates to employers, regardless of the employer’s specific experience. As an employer of our staff and our temporary employees, we would have to pay more to each state if the unemployment tax rates increase in each state, resulting in higher direct costs to us. In addition, many state unemployment funds have been depleted during the recent economic downturn and many states have borrowed from the federal government under the Title XII loan program. Employers in all states receive a credit against their federal unemployment tax liability if the employer’s federal unemployment tax payments are current and the applicable participating state is also current with its Title XII loan program. If a state fails to repay such loans within a specific time period, employers in such states may lose a portion of their tax credit. If our unemployment tax expense increases as a result of the loss of such tax credits, we may not be able to recover any increased expense from our clients.

A substantial portion of our revenues and earnings is generated by our business operations in seven states.

Although we operate a national network with locations in 32 states, a substantial portion of our revenues and earnings is generated by our operations in seven states. During 2010, we generated approximately 60% of our revenue in California, Ohio, Texas, Arkansas, Tennessee, Pennsylvania, and North Carolina. A significant economic downturn or variation in the economic condition or unemployment levels in any or all of these states or any other region in which we have a significant presence would adversely affect our business, financial condition, and results of operations. Our results, including our earnings, in the past and particularly in 2009, were adversely impacted by high unemployment.

We are exposed to employment-related claims and costs as well as periodic litigation that could materially adversely affect our financial condition, business, and results of operations.

The temporary staffing business entails employing individuals and placing such individuals in clients’ workplaces. Our ability to control the workplace environment of our clients is limited. As the employer of record of our temporary employees, we incur a risk of liability to our temporary employees and clients for various workplace events, including:

➢	claims of misconduct or negligence on the part of our employees;

➢	discrimination or harassment claims against our employees, or claims by our employees of discrimination or harassment by our clients or us;

➢	immigration-related claims;

➢	claims relating to violations of wage, hour, and other workplace regulations;

➢	claims related to wrongful termination or denial of employment;

➢	violation of employment rights related to employment screening or privacy issues;

➢	claims relating to employee benefits, entitlements to employee benefits, or errors in the calculation or administration of such benefits; and

➢	possible claims relating to misuse of clients’ confidential information, misappropriation of assets, or other similar claims.

We may incur fines and other losses and negative publicity with respect to any of these situations. Some of the claims may result in litigation, which is expensive and distracts attention from the operations of our business. Further, while we maintain insurance with respect to many of these items, we may not be able to continue to obtain insurance at a cost that does not have a material adverse effect upon us.

Risk factors

We are regularly involved in a variety of litigation arising out of our business, particularly relating to employment matters. For instance, we are currently the subject of two class action lawsuits in California concerning alleged violations of the California Labor Code and other laws. We cannot assure you that our insurance will cover all claims that may be asserted against us. Should the ultimate judgments or settlements exceed our insurance coverage, they could have a material adverse effect on our results of operations, financial position, and cash flows.

To reduce our exposure, we maintain insurance coverage for professional malpractice liability, fidelity, employment practices liability, and general liability in amounts and with deductibles that we believe are appropriate for our operations. Our insurance coverage, however, may not cover all potential claims against us or continue to be available to us at a reasonable cost. In this regard, we face various employment-related risks not covered by insurance, such as wage and hour laws and employment tax responsibility. We also cannot assure you that that we will be able to obtain appropriate types or levels of insurance in the future or that adequate replacement policies will be available on acceptable terms, if at all. Even if we successfully defend against these claims, the existence of any such claim could negatively impact our brand and the demand for our services.

The temporary staffing industry is affected by seasonal fluctuations which make management of working capital more challenging and could adversely impact our financial position and the market price of our common stock.

Our business is seasonal in nature. Client demand for temporary staffing services is highest in the second half of a year, primarily due to demands of the holiday season. Typically, our earnings are lower in the first quarter of each year than in other quarters due to reduced seasonal demand for temporary staffing services and due to lower gross margins during such period associated with the front-end loading of certain taxes associated with payroll paid to our employees.

The nature of our operations is such that our most significant current asset is accounts receivable, and our most significant current liabilities are payroll-related costs. As the demand for our services increases, we generally see an increase in our working capital needs as we continue to pay our temporary employees on a weekly or monthly basis, while the related accounts receivable are outstanding for a longer period of time.

As a result of these factors, we have experienced and expect to continue to experience significant fluctuations in our period-to-period operating results, which may make it more challenging for us to manage our working capital needs. If we fail to adequately manage our working capital to account for the seasonal fluctuations in our business, our financial position and the market price of our common stock could be adversely impacted.

We assume the obligation to make wage, tax, and regulatory payments for our temporary employees, and, as a result, are exposed to client credit risks.

We generally assume responsibility for and manage the risks associated with our temporary employees’ payroll obligations, including liability for payment of salaries, wages, and certain taxes. These obligations are fixed, whether or not our clients make payments to us as required by services contracts, which exposes us to credit risks of our clients, primarily relating to uncollateralized accounts receivable. In addition, we establish an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. If we fail to successfully manage our credit risk, our financial condition, business, and results of operations may be materially and adversely affected.

Risk factors

Workers’ compensation costs for temporary employees, including workers’ compensation costs related to our self-insurance program in certain states, may rise and reduce our margins and require more liquidity.

We are responsible for and pay workers’ compensation costs for our regular staff and temporary employees. At times, these costs have risen substantially as a result of increased claims and claim trends, general economic conditions, changes in business mix, increases in healthcare costs, and government regulations. Should these costs increase in the future or should we be required to increase the amount of collateral we provide, which currently consists of standby letters of credit, to our insurers or to our self-insured states to backstop our obligations under workers’ compensation policies, we may not be able to either increase the fees charged to our clients to recoup these costs or access alternative sources of liquidity. In such event, our results of operations, financial condition, and liquidity would be adversely affected.

For each workers’ compensation claim, we are responsible for the first $1.0 million. We self-insure our workers’ compensation exposure for a portion of our employees working in three states. In the states where we do not self-insure, we purchase insurance through insurance carriers and, in one state, we participate in a state-run insurance fund. We have insurance coverage for liabilities over $1.0 million. As a result, we bear financial responsibility for a large portion of expected and potential losses under our workers’ compensation programs. Although we carry insurance, unexpected changes in claim trends, including the severity and frequency of claims, actuarial estimates, and medical cost inflation could result in costs that are significantly different than initially reported. If future claims-related liabilities increase due to unforeseen circumstances, or if new laws, rules, or regulations are passed, our costs could increase significantly. There can be no assurance that we will be able to increase the fees charged to our clients in a timely manner and in a sufficient amount to cover increased costs as a result of any changes in claims-related liabilities.

We do not have long-term or exclusive agreements with our temporary staffing clients and our client contracts contain termination provisions and pricing risks that could decrease our revenues, profitability, and cash flows.

We generally do not have long-term or exclusive contracts with our clients. The success of our business depends, in part, upon our ability to continually secure new orders from clients and to fill those orders with our temporary employees. Our contracts do not usually provide for exclusive use of our services. Clients are free to place orders with our competitors, and, therefore, it is imperative to our business that we maintain positive relationships with our clients. Most of our client contracts can be terminated by the client on short notice without penalty. Our clients, therefore, are not contractually obligated to continue to do business with us in the future. This creates uncertainty with respect to our revenues and earnings.

Additionally, some of our larger contracts contain: (i) pricing provisions that allow clients to pay a set fee for some of our services regardless of whether our costs to perform these services exceed the amount of the set fee; and (ii) provisions for credits to our clients if we fail to achieve specific contract standards. Typically, our contracts provide for billing at a set mark-up above the pay rate of the temporary employees. In estimating these mark-ups, we use our best estimates of expected costs for federal and state unemployment costs, workers’ compensation, or other costs. If actual costs for these items exceed our estimates, which is more difficult to predict in difficult economic times, we typically cannot recover these amounts from our clients. These pricing provisions and estimations could decrease our revenues, profitability, and cash flows.

Risk factors

Our failure or inability to perform under client contracts could result in damage to our reputation and give rise to legal claims against us.

If clients are not satisfied with our level of performance, our reputation in the industry may suffer, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Certain areas of our business require us to assume a greater level of responsibility for developing or maintaining processes on behalf of our clients, such as our output solutions delivery model, which combines engineering principles with human resource management to create a workforce model focused on productivity improvement. Many of these processes are critical to the operation of our clients’ businesses. Our failure or inability to complete these engagements satisfactorily could have a material adverse effect on our clients’ operations and consequently may give rise to claims against us for actual or consequential damages or otherwise damage our reputation. Any of these claims could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not achieve the intended effects of our business strategy.

We intend to grow our business by: (i) increasing revenues and profitability through expansion within existing markets; (ii) implementing remote recruiting; (iii) promoting our specialty services and output solutions delivery model; (iv) pursuing strategic acquisitions; and (v) converting local relationships into multi-site accounts. If we are not successful in achieving these objectives with our clients, our revenues, profitability, and cash flows could be negatively affected. If we are unable to execute on our business strategy effectively, our productivity and cost competitiveness could be negatively affected.

We may not successfully consummate or initiate acquisitions.

We have experienced significant growth in the past through acquisitions. Our ability to continue to grow through acquisitions will depend on a number of factors, including competition for acquisitions, the availability of capital and other resources to consummate acquisitions, and our ability to successfully integrate and train additional staff, including the staff of an acquired company. There can be no assurance that we will continue to be able to establish and expand our market presence or to successfully identify suitable acquisition candidates and complete acquisitions on favorable terms.

In addition to facing competition in identifying and consummating successful acquisitions, such acquisitions could involve significant risks, including:

➢	difficulties in the assimilation of the operations, services, and corporate culture of acquired companies, and higher-than-anticipated costs associated with such assimilation;

➢	over-valuation by us of acquired companies or delays in realizing or a failure to realize the benefits, revenues, cost savings, and synergies that we anticipated;

➢	difficulties in integrating the acquired business into our information systems, controls, policies, and procedures;

➢	failure to retain key personnel, business relationships, reputation, or clients of an acquired business;

➢	the potential impairment of acquired assets;

➢	diversion of management’s attention from other business activities;

➢	insufficient indemnification from the selling parties for legal liabilities incurred by the acquired companies prior to acquisition;

➢	the assumption of unknown liabilities and additional risks of the acquired business; and

➢	unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

Risk factors

In addition, future acquisitions could materially and adversely affect our business, financial condition, results of operations, and liquidity because they could result in the incurrence of additional debt, dilution of our common stock, exposure to unexpected contingent liabilities, or increased interest expense. Possible impairment losses on goodwill and intangible assets, or restructuring charges could occur. These risks could have a material adverse effect on our business because they may result in substantial costs to us and disrupt our business.

The temporary staffing industry is highly competitive with limited barriers to entry, intense pricing pressures, and competition from large competitors with significant marketing, technological, and financial resources, which could limit our ability to maintain or increase our market share or profitability.

The temporary staffing industry is highly competitive with limited barriers to entry. We compete in national, regional, and local markets. Price competition in the staffing industry, particularly from our smaller competitors in local and regional markets, is intense, and pricing pressures from competitors and clients are increasing. Pricing pressure in the past has negatively impacted our results of operations. There are new competitors entering various markets which may further increase pricing pressures. Clients have continued to competitively bid new contracts, and this trend is expected to continue for the foreseeable future. We also face significant competition in attracting and retaining qualified personnel.

Several of our competitors, such as Adecco, Kelly Services, ManpowerGroup, Randstad, SFN Group, and TrueBlue have significant marketing and financial resources. As a result, some of our competitors may be in a better position to capitalize on new technologies and changes in client requirements, and to devote more resources than we can to the development, promotion, and sale of their service offerings. There has been a significant increase in the number of clients consolidating their temporary staffing services purchases with a single provider or small group of providers. Some of our competitors provide broader geographic coverage than us (including international coverage), and this could limit our ability to service large clients who wish to consolidate services or have moved their operations or outsourced certain functions to lower cost countries. We also face the risk that current or prospective clients may decide to provide similar services internally. Additionally, some of our clients have undergone significant mergers and acquisitions over the past few years, and there can be no assurance that we will retain their business following these transactions.

Some of our clients and potential clients are seeking to consolidate their use of staffing services through the use of a Vendor Management System solution, or VMS solution, a tool that distributes job requirements to staffing companies and other vendors and facilitates the interview and hiring process. We provide a VMS solution to our clients, using a third-party provider, but we do not currently own this service. We may not be able to continue to effectively compete with those companies that own a VMS solution.

We expect the level of competition in our industry to remain high in the future, which could limit our ability to maintain or increase our market share or our profitability.

Client relocation of positions we filled may have a material adverse effect on our financial condition, business, and results of operations.

Many companies have built or moved their operations or outsourced certain functions to other countries that have lower employment costs. If our clients relocate positions we filled, this would have a material adverse effect on our financial condition, business, and results of our operations.

Government laws and regulations may significantly restrict our business or increase our costs.

Changes in laws or government regulations, or interpretations thereof, may result in prohibition or restriction of certain types of employment services that we are permitted to offer, or the imposition of

Risk factors

new or additional payroll, employment, benefit, licensing, or tax requirements could increase our expenses and reduce our earnings and revenues.

We may incur additional costs, including, without limitation, increases in the cost of providing temporary employees with healthcare coverage, as a result of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or, collectively, the Acts, that were signed into law in March 2010. In addition, since significant provisions of the Acts will not become effective until 2014, possible future changes in the Acts could significantly increase our costs. Such increase in costs, or future increases in costs, could have a material adverse effect on our profit margins if we are unable to pass these increased costs along to our clients.

The loss of key members of our senior management team, regional managers, branch managers, and on-site program managers could adversely affect the execution of our business, financial condition, results of operations, and cash flows.

We are highly dependent on our senior management team and the performance and productivity of our regional managers, branch managers, and on-site program managers. Our continued success will depend in large part on the abilities and continued services of Lesa J. Francis, our President, Chief Executive Officer, and Director; William E. Aglinsky, our Executive Vice President and Chief Financial and Administrative Officer, and Secretary; Kathryn S. Bernard, our Executive Vice President of Corporate Risk, General Counsel; and Suzanne M. Perry, our Senior Vice President, Human Resources. The loss of any of these officers could have a material adverse effect on our operations. In addition, the loss of any of our regional, branch, or on-site program managers may jeopardize existing client relationships with businesses that use our services based on relationships with these individuals. We have entered into severance agreements with members of our senior management that contain certain non-competition provisions, and we typically obtain confidentiality agreements that contain non-competition or non-solicitation clauses from our regional, branch, and on-site program managers. These measures do not ensure performance of our senior management team, regional managers, branch managers, or on-site program managers and may not prevent them from departing or competing with us in the future. The loss of the services of these key members of our business could have a material adverse effect on our business.

Our business depends on our ability to attract and retain qualified temporary employees that possess the skills demanded by our clients, and intense competition may limit our ability to attract and retain such qualified temporary employees.

Our success depends on our ability to attract and retain qualified temporary employees who possess the skills and experience necessary to meet the requirements of our clients or to successfully bid for new client projects.
Our ability to attract and retain qualified temporary employees could be impaired by improvement in economic conditions resulting in lower unemployment, increases in compensation, or increased competition. During periods of economic growth, we face increasing competition from other staffing companies for retaining and recruiting qualified temporary employees, which in turn leads to greater advertising and recruiting costs and increased salary expenses. If we cannot attract and retain qualified temporary employees, the quality of our services may deteriorate and our financial condition, business, and results of operations may be materially adversely affected.

Our information technology systems are critical to the operations of the business, and any damage to our information technology systems or data centers could affect our ability to sustain critical business applications.

Our information management systems are essential for data exchange and operational communications with branch and on-site locations spread across large geographical distances. Any future interruption,

Risk factors

impairment, or loss of data integrity, or malfunction of these systems could severely impact our business, especially our ability to timely and accurately pay employees and bill clients.

In addition, many business processes and information critical to our continued operation are located in data centers. These processes and information include, but are not limited to, payroll, client reporting, and order management. While we have taken steps to protect these operations and information, the loss of a data center could create a substantial risk of business interruption. We could be negatively affected by natural disasters, fires, power losses, telecommunications failures, hardware or software malfunctions and break-downs, computer viruses, or similar events. Although we have disaster recovery plans in place, we may not be able to adequately execute these plans in a timely fashion. If our critical information management systems fail or are otherwise unavailable, this could impact our ability to satisfy our financial reporting obligations, pay employees, bill clients, service clients, maintain billing and payroll records reliably, and pay taxes, which could adversely affect our revenues, operating expenses, and financial condition. A prolonged outage could impact our ability to service clients or to hire temporary employees and our business could be materially and adversely affected.

Outsourcing certain aspects of our business could result in disruption and increased costs.

We have outsourced certain aspects of our business to third-party vendors that subject us to risks, including disruptions in our business and increased costs. For example, we have engaged third parties to host and to manage certain aspects of our data center information and technology infrastructure. Accordingly, we are subject to the risks associated with such vendors’ abilities to provide these services to meet our needs. Our operations significantly depend upon their and our ability to make our servers, software applications, and websites available and to protect our data from damage or interruption from human error, computer viruses, intentional acts of vandalism, natural disasters, and similar events. If the cost of these services is more than expected, or if we or the vendor are unable to adequately protect our data and information is lost, or our ability to deliver our services is interrupted, then our business and results of operations would be negatively impacted.

The conversion of a portion of our information systems to Oracle’s PeopleSoft product may negatively impact our business operations.

We are in the process of converting a portion of our payroll, billing, accounts receivable, and front-office information systems to Oracle’s PeopleSoft human resources management system and customer relationship management software. There is a chance of technical issues after conversion that are not detected during the testing phases. These issues can affect both the payroll and billing systems. Any future interruption, impairment, or loss of data integrity or malfunction of these systems could severely impact our business, especially our ability to timely and accurately pay employees and bill customers.

Improper disclosure of employee and client data could result in liability and harm our reputation.

Our business involves the use, storage, and transmission of information about our employees and our clients. We have established policies and procedures to help protect the security and privacy of this information. It is possible that our security controls over personal and other data and practices we follow may not prevent the improper access to, or disclosure of, personally identifiable or otherwise confidential information. Such disclosure could harm our reputation and subject us to liability under our contracts and the laws that protect personal data and confidential information, resulting in increased costs or loss of revenue. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace.

Risk factors

Impairment charges relating to our goodwill and long-lived assets could adversely affect our results of operations.

We regularly monitor our goodwill and long-lived assets for impairment indicators. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or long-lived assets. For instance, based on the results of our annual goodwill impairment test in March 2009, we determined that the carrying amount of our goodwill exceeded the fair value by approximately $50.0 million as of March 31, 2009. As a result, we recorded a $50.0 million pretax goodwill impairment charge for the year ended December 31, 2009. In the event that we determine that our long-lived assets are impaired or that our remaining goodwill has suffered additional impairment, we may be required to record a significant charge to earnings that could adversely affect our results of operations.

Our New Credit Facility may restrict our current and future operations.

Our New Credit Facility will impose significant operating and financial restrictions on us. These restrictions concern, among other things: indebtedness; liens; mergers, and consolidation and acquisitions; sale of assets; engaging in business other than our current business and those reasonably related thereto; investments; dividends; redemptions and other payments on junior capital affiliate transactions; covenants limiting dividends or loans made from subsidiaries to us or on our ability or any subsidiary to grant liens; sale/leaseback transactions; speculative hedging; amendments to material agreements; and change in fiscal year or accounting practices.

In addition to the restrictions listed above, we expect that our New Credit Facility will require us, under certain circumstances, to meet specified financial ratios. Any of these requirements and restrictions could limit our ability to plan for and react to market conditions or meet extraordinary capital needs and could otherwise restrict corporate activities. Our ability to comply with these requirements and restrictions may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of the terms of the New Credit Facility, alternative or additional sources of financing, or reductions in expenditures.

We expect to fund our expenses and repay our borrowings under our New Credit Facility primarily from cash generated by our operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic, and other factors. We are not able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. The money we earn may not be sufficient to allow us to pay principal and interest on our debt and to meet our other debt obligations. If we do not have sufficient funds, we may be required to, in the future, refinance our New Credit Facility, sell assets, or borrow additional funds. We may not be able to take such actions on terms that are acceptable to us, if at all. In addition, the terms of our New Credit Facility or future debt agreements may restrict us from adopting any of these alternatives.

Substantially all of our assets will be pledged as collateral under our New Credit Facility.

In connection with this offering, we expect to enter into the New Credit Facility. Substantially all of our assets will be pledged as collateral under our New Credit Facility. All of our subsidiaries will be guarantors of this indebtedness and all of their respective assets will be pledged as collateral for these guarantees. If we are unable to repay all of our borrowings when due, whether at maturity or if declared due and payable following a default or an event of default, the lenders will have the right to proceed against the collateral pledged to the indebtedness and may sell the assets pledged as collateral in order to repay those borrowings, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. A significant portion of our pledged collateral

Risk factors

consists of accounts receivable. If our creditors were to foreclose on this collateral, such foreclosure could result in significant damage to our relationship with key clients.

Regulatory challenges to our tax filing positions could result in additional taxes.

We file tax returns with various governmental entities within the United States. The filings include returns with the Federal government, states, and numerous cities, counties, and municipalities including but not limited to, income taxes, gross receipt taxes, and sales taxes. When we prepare these tax filings, we are required to follow numerous complex legal and technical requirements in which interpretation of rules and regulations is required. We believe that we have appropriately filed our tax returns and properly reported taxable transactions, but the final tax amounts are subject to regulatory audit and interpretation.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

There has been no prior public market for our common stock, and one may not develop, and even if it does develop, our stock price could be volatile.

Prior to the consummation of this offering, there has been no public market for our common stock. An active public trading market may not develop after the consummation of this offering or, even if it does develop, it may not be sustained. The offering price of our common stock in this offering will not necessarily reflect the market price of our common stock in the future. The market price for our common stock after this offering will be affected by a number of factors, some of which are beyond our control, including those described above under “—Risks Related to our Business and Industry” and include, without limitation, the following:

➢	announcements by us or our competitors of significant contracts, acquisitions, or capital commitments;

➢	changes in financial estimates by us or analysts;

➢	variations in quarterly operating results;

➢	general economic conditions;

➢	litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors;

➢	future sales of our common stock;

➢	changes in federal or state laws and regulations affecting our industry;

➢	investor perception of us and the industries in which we operate;

➢	natural disasters; and

➢	terrorist acts.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this “Risk factors” section, and other factors, some of which are beyond our control.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations, as well as general economic, systemic, political, and market conditions, such as recessions, loss of investor confidence, or interest rate changes, may negatively affect the market price of our common stock.

Risk factors

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend and a distraction to management.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our competitors. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the market price of our common stock. Even if analysts elect to cover us, if one or more of the analysts downgrades our stock, our stock price would likely decline. Additionally, if one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. It may be difficult for companies such as ours to attract independent financial analysts that will cover our common stock.

CODI and Staffing Holding will continue to own a large percentage of our voting stock after this offering, which will limit your ability to influence corporate matters subject to stockholder approval, and they may from time to time acquire interests in businesses that compete with us.

At the completion of this offering, we expect that CODI and Staffing Holding LLC, an affiliate of Stephens Capital Partners LLC, or Stephens Capital, will beneficially own approximately     % and     % of our outstanding shares of common stock (or approximately     % and     % if the underwriters exercise their over-allotment option in full), respectively. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of any merger, consolidation, or sale of all, or substantially all, of our assets or other significant corporate transactions. In addition, CODI and Stephens Capital will have input on all matters before our board of directors as our directors Elias Sabo and Robert Janes are affiliated with CODI and Stephens Capital, respectively. CODI and Stephens Capital may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. So long as CODI, Stephens Capital, or any of their affiliates continue to indirectly own a significant amount of our outstanding common stock, even if such amount is less than 50%, they will continue to be able to significantly influence our decisions.

In addition, CODI and Stephens Capital are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that may compete directly or indirectly with us. CODI and Stephens Capital may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Future sales of shares of our common stock in the public markets could cause the market price of our common stock to drop significantly, even if our business is doing well. In addition, CODI has pledged a large number of shares of our common stock under its credit facility. If the lenders foreclose on these shares, the market price of our common stock could be materially adversely affected.

Upon completion of this offering, there will be           shares of our common stock outstanding (          shares if the underwriters exercise their over-allotment option in full). The           shares being sold in this offering (           shares, if the underwriters exercise their over-allotment option in full) will be freely tradable immediately after this offering without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the remaining           shares not sold in this offering,          shares will be subject to a 180-day lock-up period. The holders of these shares will only be able to sell their

Risk factors

respective shares in the public market upon termination of the lock-up period, subject to any applicable volume, manner of sale, holding period and other requirements of Rule 144 under the Securities Act of 1933, as amended.

Upon completion of this offering, the holders of           shares of common stock subject to the lock-up period or their permitted transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act pursuant to a registration rights agreement. We also intend to register all shares of our common stock subject to outstanding options under our 1999 Stock Option Plan and 2009 Stock Option Plan and reserved for issuance under the 2011 Omnibus Plan. Upon the completion of this offering, an aggregate of           shares of our common stock will be reserved for future issuance under the 2011 Omnibus Plan. Once we register shares pursuant to registration rights of our holders or under our option plans, they can be freely sold in the public market upon issuance, subject to any applicable Rule 144 volume limitations and other requirements applicable to our affiliates and the applicable lock-up restrictions referred to above. If a large number of these shares are sold in the public market, the sales could reduce the market price of our common stock. See “Shares eligible for future sale.”

In addition, CODI has pledged all of its shares of our common stock that it is not selling in this offering as security under its credit facility with Madison Capital Funding LLC, or Madison Capital, as agent for the lenders. If CODI breaches certain covenants and obligations in its credit facility with Madison Capital, an event of default could result and Madison Capital could exercise its right to accelerate all the debt under the facility and foreclose on the pledged shares. While the pledged shares are subject to the 180-day lock-up restrictions described above, any future sale of pledged shares after foreclosure could cause the market price of our common stock to decline. In addition, because CODI owns a substantial amount of our common stock, the occurrence of an event of default, foreclosure, and a subsequent sale of all, or substantially all, of the pledged shares could result in a change of control, even when such change may not be in the best interests of our stockholders.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase shares of our common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, as of December 31, 2010, based on an aggregate of           shares of our common stock outstanding after this offering, you will incur immediate and substantial dilution of $      per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and an assumed offering price of $     , the midpoint of the price range reflected on the cover page of this prospectus. Investors purchasing shares of our common stock in this offering will contribute approximately     % of the total consideration paid to us for our equity, but will own only approximately     % of the shares outstanding immediately following the consummation of this offering.

If we raise additional funding by issuing equity securities or convertible debt, or if we acquire other companies or finance strategic transactions by issuing equity, the newly issued or issuable shares will further dilute your percentage ownership and may also reduce the value of your investment and may cause dilution in earnings per share.

After completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After completion of this offering, we do not anticipate declaring any dividends on our common stock in the foreseeable future. Our New Credit Facility will restrict or limit our ability to pay dividends and we may enter into agreements in the future that will further limit our ability to pay dividends. Consequently, investors may need to rely on sales of their common stock after price appreciation, which

Risk factors

may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase our stock.

Delaware Law and our articles of incorporation and bylaws contain provisions that could make the takeover of our company more difficult.

Provisions in our organizational documents will make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. For example, our amended and restated organizational documents, which will be effective at or prior to the consummation of this offering, provide for advance notice for stockholder proposals and director nominations and for a classified board of directors with staggered, three-year terms. Certain provisions of Delaware law may also delay or prevent a transaction that could cause a change in our control. The market price of our shares could be adversely affected to the extent that provisions of our organizational documents discourage potential takeover attempts that our stockholders may favor.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. As a result of our required compliance with Section 404 of the Sarbanes-Oxley Act, we will incur substantial accounting expense and expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate experience and technical accounting knowledge to ensure such compliance. Furthermore, if we identify any issues in complying with the requirements of the Sarbanes-Oxley Act (for example, if we or our independent registered public accounting firm identify a material weakness or significant deficiency in our internal controls over financial reporting), we would likely incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation, investor perceptions of us and the market price of our common stock.

We will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that ultimately increase the value of your investment.

We will have broad discretion over the use of our net proceeds from this offering that have been allocated to working capital and other purposes, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use substantially all of the net proceeds from this offering to repay all amounts outstanding under our Existing Credit Facility with the remainder, if any, being used for working capital and general corporate purposes. We might not be able to yield a significant return, if any, on the investment of these proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Special note regarding forward-looking statements

This prospectus, including the sections titled “Prospectus summary,” Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and “Executive compensation,” contains “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our plans, objectives, goals, business strategies, future events, future revenues or performance, capital expenditures, financing needs, projected costs, plans and objectives of management for future operations, and other information that is not historical information. The words “anticipates,” “believes,” “continues,” “estimates,” “expects,” “forecasts,” “foresees,” “goal,” “intends,” “likely,” “may,” “projects,” “plans,” “seeks,” “should,” “target,” “will,” and variations of these words or similar expressions (or the negative versions of any such words) may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. Accordingly, investors should not place undue reliance on our forward-looking statements. We derive many of our forward-looking statements from our operating budgets and forecasts. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based on information available to us as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under “Risk factors” and elsewhere in this prospectus. All forward-looking statements in this prospectus are expressly qualified in their entirety by the cautionary statements. The factors that we believe could affect our results include, but are not limited to:

➢	economic downturns that affect our business;

➢	higher state unemployment taxes;

➢	substantial portions of our revenues and earnings being generated by our business operations in seven states;

➢	exposure to employment-related claims and costs and periodic litigation;

➢	seasonal fluctuations in the staffing industry;

➢	our exposure to client credit risks as a result of our obligation to make wage, tax, and regulatory payments for our temporary employees; and

➢	an increase in workers’ compensation costs for temporary employees and related reductions in our margins and increased liquidity requirements.

Use of proceeds

We estimate that net proceeds to us from this offering will be approximately $      million, or approximately $      million if the underwriters exercise their over-allotment option in full, assuming an offering price of $      per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A 100,000 share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming an offering price of $      per share, the midpoint of the price range reflected on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, including any shares sold by the selling stockholders pursuant to the underwriters’ over-allotment option, although we will bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares. The selling stockholders include a member of our board of directors and entities affiliated with or controlled by certain of our directors.

We intend to use approximately $      million of the net proceeds from this offering to repay all amounts outstanding under our Existing Credit Facility, which will be terminated, approximately $      million to pay all accrued management fees under our management services agreements, which will be terminated, and the remaining approximately $      million for working capital and general corporate purposes, which may include funding potential acquisitions. Our Existing Credit Facility, which matures on January 21, 2014, had a weighted average interest rate of 7.72% per annum for the year ended December 31, 2010. See “Certain relationships and related party transactions.” The potential uses of net proceeds from this offering represent our current intentions based upon our present business plans and business conditions.

Dividend policy

We currently do not anticipate paying any cash dividends in the foreseeable future. We expect to retain any future earnings for working capital and general corporate purposes, which may include funding potential acquisitions and the repayment of debt. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws and compliance with certain covenants under our New Credit Facility, which will restrict or limit our ability to pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. Future agreements that we enter into may also restrict or limit our ability to pay dividends. We have not paid any cash dividends on any class of our common stock during the current fiscal year or during the two most recently completed fiscal years.

Reclassification

CODI has owned a controlling interest in us since May 2006 and after the completion of this offering is expected to own approximately  % of our common stock. Currently, our certificate of incorporation authorizes Class A, Class B, Class C, and Class D common stock. Classes B and C common stock are convertible into Class A common stock under various circumstances. Except for Classes A and D common stock having superior voting rights and Class D common stock having a liquidation preference, the terms of Classes A, B, C, and D common stock are identical. Our Class C common stock has been reserved for issuance pursuant to our option plans, and shares of each of Classes A, B, C, and D common stock are currently issued and outstanding.

Immediately prior to the consummation of this offering, we will amend our certificate of incorporation to: (i) authorize only one class of common stock and blank check preferred stock; and (ii) reclassify and combine all outstanding shares of our existing common stock, Classes A-D, into           shares of the newly authorized single class of common stock. Our outstanding options will become exercisable for shares of the newly authorized single class of common stock. As a result of this reclassification,          shares of our common stock will be issued and outstanding, not including the newly issued shares of our common stock that we will have sold in this offering. Upon completion of this offering,          shares of our common stock will be issued and outstanding, including the newly issued shares of our common stock that we will have sold in this offering. Except as described above, no other options, warrants, preferred stock, or other equity securities of ours will be then issued or outstanding.

Capitalization

The following table sets forth our cash and capitalization as of March 31, 2011:

➢	on an actual basis; and

➢	on a pro forma as adjusted basis to give effect to: (i) the amendment and restatement of our certificate of incorporation; (ii) the Reclassification; (iii) the sale of shares of common stock by us in this offering at an assumed offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (iv) the entry into our New Credit Facility; (v) the repayment of all amounts outstanding under, and termination of, our Existing Credit Facility; and (vi) payment of all accrued management fees under, and termination of, our management services agreements.

The unaudited pro forma as adjusted information in the table below is illustrative only, and our capitalization following the completion of this offering will depend on the actual offering price determined at pricing. You should read this table together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes thereto.

	As of March 31, 2011
		Pro forma as
	Actual	adjusted

	unaudited
	(in thousands, except share data)

Cash	$15	$

Debt:
Existing Credit Facility	52,739
New Credit Facility	—

Total debt	52,739
Shareholders’ equity:
Preferred stock, $ par value, 100,000 shares authorized actual, 100,000 shares authorized pro forma as adjusted, no shares issued and outstanding actual, no shares issued and outstanding pro forma as adjusted	—
Common stock, $ par value, shares authorized actual, shares authorized pro forma and pro forma as adjusted, shares issued and outstanding actual, shares issued and outstanding pro forma as adjusted	—
Class A common stock, $0.001 par value, 5,000,000 shares authorized actual, 3,741,511 shares issued and outstanding actual, no shares authorized, issued, and outstanding pro forma as adjusted	4		—
Class B common stock, $0.001 par value, 5,000,000 shares authorized actual, 2,436,750 shares issued and outstanding actual, no shares authorized, issued, and outstanding pro forma as adjusted	2		—
Class C common stock, $0.001 par value, 2,000,000 shares authorized actual, 258,483 shares issued and outstanding actual, no shares authorized, issued, and outstanding pro forma as adjusted	—		—
Class D common stock, $0.001 par value, 10,000,000 shares authorized actual, 6,588,029 shares issued and outstanding actual, no shares authorized, issued, and outstanding pro forma as adjusted	7		—
Additional paid-in capital	103,262
Accumulated earnings	6,588

Total shareholders’ equity	109,863

Total capitalization	$162,617	$

Capitalization

The number of shares of common stock set forth in the table above excludes:

➢	1,447,568 shares of Class C common stock subject to outstanding options as of March 31, 2011; and

➢	shares of common stock reserved for future issuance under our 2011 Omnibus Plan.

A $1.00 increase (decrease) in the assumed offering price of $      per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) total shareholders’ equity and total capitalization by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A 100,000 share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) total shareholders’ equity and total capitalization by approximately $      million, assuming an offering price of $      per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock upon consummation of this offering.

For purposes of this section only, we have assumed each outstanding share of Class A, Class B, Class C, and Class D common stock is exchanged for           shares of our common stock in the Reclassification.

Our net tangible book value as of December 31, 2010 was approximately $      million or $      per share of common stock, based on           shares of common stock issued and outstanding on such date. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

After giving effect to the sale of the shares of common stock, we are offering at an assumed offering price of $      per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, and after giving effect to the Reclassification, our pro forma as adjusted net tangible book value as of          , 2011 would have been approximately $      million, or $      per share of common stock. This amount represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed offering price per share		$
Net tangible book value per share at , 2011	$
Pro forma decrease in net tangible book value per share of common stock as a result of the Reclassification
Pro forma increase in net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to new investors in this offering

Each $1.00 increase (decrease) in the assumed offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      million, or approximately $      per share, and the pro forma dilution per share to new investors in this offering by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The number of shares offered by us in this offering may be increased or decreased from the number of shares on the cover page of this prospectus. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      million, or approximately $      per share, and the pro forma dilution per share to new investors in this offering by approximately $      per share, assuming the assumed offering price per share of $      per share, the midpoint of the price range reflected on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual offering price determined at pricing.

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value would increase to $      per share, representing an immediate increase in net tangible book

Dilution

value of $      per share to our existing stockholders and an immediate pro forma dilution of $      per share to new investors.

The following table summarizes, as of          , 2011, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors in this offering, based on an assumed offering price of $      per share, the midpoint of the price range reflected on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses:

Average
	Shares purchased			Total consideration			price per
	Number	Percent		Amount	Percent		share

Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

Assuming no exercise of the over-allotment option, sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to          , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors in this offering to          , or approximately     % of the total shares of common stock outstanding after this offering. If the underwriters exercise their over-allotment option in full, the number of shares held by existing stockholders will be reduced to           shares, or     % of the total shares outstanding, and the number of shares held by investors participating in this offering will be increased to          shares, or     % of the total shares outstanding.

The above table and calculations are based on           shares of our common stock outstanding as of          , 2011 and exclude:

➢	shares of common stock issuable upon the exercise of options outstanding as of , 2011 at a weighted average exercise price of $ per share; and

➢	shares reserved for future issuance under our 2011 Omnibus Plan.

To the extent any such options are exercised or shares issued, there will be further dilution to new investors in this offering.

Selected historical consolidated financial data

The following table sets forth selected historical consolidated financial data that is qualified in its entirety by and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes thereto. The selected historical consolidated financial data in this section is not intended to replace our historical consolidated financial statements and the related notes thereto. Our historical results are not necessarily indicative of future results.

The consolidated statement of operations data for the three months ended March 31, 2011 and 2010 and the consolidated balance sheet data as of March 31, 2011 are derived from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus and include all adjustments (consisting of normal recurring adjustments) that we considered necessary for a fair presentation of the results of operations and financial position for, or as of, these periods. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011. The consolidated statement of operations data for the years ended December 31, 2010, 2009, and 2008 and consolidated balance sheet data as of December 31, 2010 and 2009 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data, with the exception of share and per share data, for the years ended December 31, 2007 and 2006 and consolidated balance sheet data as of December 31, 2008, 2007, and 2006 have been derived from our audited consolidated financial statements not included in this prospectus. Past performance is not an indication of future results.

	Three months ended March 31,		Year ended December 31,
Consolidated statement of operations data:	2011	2010	2010	2009	2008	2007	2006

	unaudited
	(in thousands, except share and per share data)

Revenues	$246,799	$217,402	$1,002,512	$745,340	$1,006,345	$569,880	$551,080
Cost of revenues	214,850	188,525	854,699	632,800	832,530	464,343	446,270

Gross profit	31,949	28,877	147,813	112,540	173,815	105,537	104,810
Operating expenses:
Selling, general and administrative expense	31,149	28,483	117,682	113,289	152,220	81,871	80,513
Amortization	1,136	1,226	4,903	4,854	4,828	1,123	2,687
Impairment expense	—	—	—	50,000	—	—	—

Income (loss) from operations	(336)	(832)	25,228	(55,603)	16,767	22,543	21,610
Other income (expense):
Interest expense	(1,331)	(1,793)	(7,080)	(7,674)	(11,107)	(6,691)	(7,030)
Other income (expense)	261	180	905	(404)	731	143	293

Income (loss) before provision (benefit) for income taxes	(1,406)	(2,445)	19,053	(63,681)	6,391	15,995	14,873
Provision (benefit) for income taxes	(197)	(3,790)	3,623	(25,445)	1,224	5,545	5,591

Net income (loss)	$(1,209)	$1,345	$15,430	$(38,236)	$5,167	$10,450	$9,282
Other comprehensive income:
Unrealized loss on interest rate swap	$—	$—	$—	$—	$—	$—	$(132)

Comprehensive income (loss)	$(1,209)	$1,345	$15,430	$(38,236)	$5,167	$10,450	$9,150

Selected historical consolidated financial data

	Three months ended March 31,		Year ended December 31,
Consolidated statement of operations data:	2011	2010	2010	2009	2008	2007	2006

	unaudited
	(in thousands, except share and per share data)

Basic earnings (loss) per share	$(0.09)	$0.10	$1.19	$(3.76)	$0.82	$2.38	$1.78

Diluted earnings (loss) per share	$(0.09)	$0.10	$1.16	$(3.76)	$0.80	$2.27	$1.70

Weighted average number of common shares outstanding	13,019,973	13,016,773	13,016,773	10,159,667	6,273,130	4,395,691	5,214,278
Incremental shares from the assumed exercise of dilutive stock options	—	315,850	293,122	—	196,493	215,440	250,541

Dilutive potential common shares	13,019,973	13,332,623	13,309,895	10,159,667	6,469,623	4,611,131	5,464,819

Stock options not included in the computation of diluted earnings (loss) per share as their effect would have been antidilutive	1,447,568	467,901	455,901	1,280,568	251,901	10,500	60,000

	As of March 31,	As of December 31,
Consolidated balance sheet data:	2011	2010	2009	2008	2007	2006

	unaudited
	(in thousands)

Total current assets	$132,991	$134,976	$117,884	$112,949	$66,527	$71,009
Total assets	290,070	293,536	282,678	317,760	137,804	142,571
Total current liabilities	93,784	95,495	76,039	81,080	44,591	48,055
Long-term obligations	86,423	88,036	113,800	146,678	57,760	69,050
Total shareholders’ equity	109,863	110,005	92,839	90,002	35,453	25,466

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our results of operations and financial condition together with “Selected historical consolidated financial data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk factors.” Actual results may differ materially from those contained in any forward-looking statements. Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

EXECUTIVE SUMMARY

We are a leading, national provider of contingent workforce solutions that serves the temporary staffing needs of employers throughout the United States. We are focused on providing a full spectrum of light industrial and clerical staffing solutions. Since 1970, our clients have relied on us to consistently identify, screen, and deliver the temporary employees that support their growth and enable them to respond quickly to changes in their business environment. We currently place over 40,000 temporary employees weekly through our national network of over 300 branch, on-site, and output solutions locations in 32 states and have a client base of approximately 6,000. We maintain a well-diversified revenue base, and, in 2010, our top 10 clients accounted for less than 25% of our revenues. As evidence of our market position, we have been ranked by SIA as the 8th largest industrial-staffing company and the 17th largest staffing company overall in the United States, based on 2009 revenues, out of approximately 9,000 staffing firms.

Demand for temporary staffing is highly correlated to changes in the level of economic activity and employment. Consequently, late 2008 and most of 2009 were challenging periods for the temporary staffing industry as the weak economic conditions and employment trends in the United States continued to worsen. Economic conditions and employment trends in the staffing industry exhibited signs of improvement in the fourth quarter of 2009 and have continued into 2011. According to the BLS, during the fourth quarter of 2009 and through April 2011, the temporary labor market in the United States grew by an average of approximately 26,000 temporary placements per month for a total of approximately 500,000 temporary jobs, representing a 28% increase.

On January 21, 2008, we acquired Staffmark Investment for $133.8 million in cash and stock. Staffmark Investment was a leading provider of commercial staffing services in the United States which derived a majority of its revenues from light industrial staffing. Our results of operations for 2008 reflect the results of Staffmark Investment from the date of acquisition, which was January 21, 2008. Staffmark Investment’s revenues for the first 20 days of 2008 were approximately $31.1 million.

For each workers’ compensation claim, we are responsible for the first $1.0 million. We self-insure our workers’ compensation exposure for a portion of our employees working in three states. In the states where we do not self-insure, we purchase insurance through insurance carriers and, in one state, we participate in a state-run insurance fund. We have insurance coverage for liabilities over $1.0 million. In addition, we maintain standby letters of credit to support our self-insured and large deductible-related programs. As of March 31, 2011, we were required to post approximately $73.1 million for letters of credit related to our workers’ compensation arrangements. Our workers’ compensation reserve is established using estimates of the future cost of claims and related expenses. Our reserve as of March 31, 2011 was approximately $57.6 million, the current portion of which was approximately

Management’s discussion and analysis of financial condition and results of operations

$16.7 million. As we grow our business, we generally anticipate the amount of our outstanding standby letters of credit and workers’ compensation reserve will increase.

Our business is seasonal in nature. Client demand for temporary staffing services is highest in the second half of a year, primarily due to demands of the holiday season. Typically, our earnings are lower in the first quarter of each year than in other quarters due to reduced seasonal demand for temporary staffing services and due to lower gross margins during that period associated with the front-end loading of certain taxes associated with payroll paid to our employees.

In May 2006, CODI acquired a controlling equity interest in us. Compass Diversified Holdings is the sole owner of all of the trust interests of Compass Group Diversified Holdings LLC. CODI is listed on the New York Stock Exchange, or NYSE, under the symbol “CODI” and acquires and manages a diversified group of leading middle-market businesses headquartered in North America.

In connection with CODI’s acquisition of a controlling interest in us, we entered into the Existing Credit Facility with CODI and a management services agreement with Compass Group Management LLC, or CGM, a Delaware limited liability company and the manager of CODI. We also entered into a management services agreement with Staffing Holding, an affiliate of Stephens Capital Partners LLC, the prior owner of Staffmark Investment and a significant minority stockholder in us, in connection with our acquisition of Staffmark Investment in 2008. Each of the management services agreements required us to incur a quarterly management fee based upon our gross revenues. Following the completion of this offering, the management services agreements will be terminated and we will not be required to pay management fees to either CGM or Staffing Holding with respect to periods after the completion of this offering. We expect the elimination of management fees, the payment of which has been deferred since January 1, 2009, following the completion of this offering will offset a portion of the additional legal, insurance, and financial costs we expect to incur related to compliance and other public company expenses, as described below.

We expect to use a portion of the proceeds of this offering to repay all amounts outstanding under our Existing Credit Facility, which we will terminate, to pay all accrued management fees under our management services agreements, which we will terminate, and for working capital and general corporate purposes, which may include the funding of potential acquisitions. In connection with the termination of the Existing Credit Facility, we expect to have a non-cash charge of approximately $0.7 million related to our unamortized loan origination costs. For a more complete description of the Existing Credit Facility, see the section entitled “Liquidity and capital resources—Transactions affecting liquidity and capital resources.”

In connection with the completion of this offering, we expect to enter into a new credit facility with SunTrust Bank, as administrative agent; SunTrust Robinson Humphrey, Inc., as lead arranger and bookrunner; Harris, N.A., as joint lead arranger and syndication agent; and the lenders identified therein, for a secured revolving line of credit of up to a maximum of $150 million with a $75 million accordion feature, a $20 million swing line and a $110 million letter of credit sub-facility. The New Credit Facility will replace our Existing Credit Facility. For a more complete description of the New Credit Facility, see the section entitled “Liquidity and capital resources—Transactions affecting liquidity and capital resources.”

As a subsidiary of a public company listed on the NYSE, we have implemented certain corporate governance practices and adhered to a variety of reporting requirements and accounting rules as they relate to CODI. Following the completion of this offering, however, we will be required to implement additional corporate governance practices and to adhere to a variety of additional reporting requirements. Compliance with these and other obligations as a public company will require significant time and resources from management, require the hiring of additional personnel, and increase our legal, insurance, and financial costs. We anticipate we will incur approximately $2.5 million in additional annual legal, insurance, and financial costs related to compliance and other public company expenses.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The table below summarizes our consolidated results of operations for the periods shown:

	Three months ended March 31,				Year ended December 31,
	2011		2010		2010		2009		2008

	unaudited
	(in thousands, except percentages)

Revenues	$246,799	100.0%	$217,402	100.0%	$1,002,512	100.0%	$745,340	100.0%	$1,006,345	100.0%
Cost of revenues	214,850	87.1%	188,525	86.7%	854,699	85.3%	632,800	84.9%	832,530	82.7%

Gross profit	31,949	12.9%	28,877	13.3%	147,813	14.7%	112,540	15.1%	173,815	17.3%
Operating expenses:
Selling, general and administrative expense	31,149	12.6%	28,483	13.1%	117,682	11.7%	113,289	15.2%	152,220	15.1%
Amortization	1,136	0.5%	1,226	0.6%	4,903	0.5%	4,854	0.7%	4,828	0.5%
Impairment expense	—	—	—	—	—	—	50,000	6.7%	—	—

Income (loss) from operations	(336)	(0.2)%	(832)	(0.4)%	25,228	2.5%	(55,603)	(7.5)%	16,767	1.7%
Other income (expense):
Interest expense	(1,331)	(0.5)%	(1,793)	(0.8)%	(7,080)	(0.7)%	(7,674)	(1.0)%	(11,107)	(1.1)%
Other income (expense)	261	0.1%	180	0.1%	905	0.1%	(404)	(0.1)%	731	0.1%

Income (loss) before provision (benefit) for income taxes	(1,406)	(0.6)%	(2,445)	(1.1)%	19,053	1.9%	(63,681)	(8.6)%	6,391	0.7%
Provision (benefit) for income taxes	(197)	(0.1)%	(3,790)	(1.7)%	3,623	0.4%	(25,445)	(3.4)%	1,224	0.1%

Net income (loss)	$(1,209)	(0.5)%	$1,345	0.6%	$15,430	1.5%	$(38,236)	(5.2)%	$5,167	0.6%

Three months ended March 31, 2011 compared to three months ended March 31, 2010

Revenues—Substantially all of our revenues are based on the number of hours we bill to our clients and the rate at which our clients pay. Revenues for the three months ended March 31, 2011 were $246.8 million, an increase of approximately $29.4 million, or 13.5%, compared to the same period in 2010. This increase in revenues reflected increased demand for temporary staffing services. Revenues from our light industrial offerings were $181.7 million, an increase of approximately $22.4 million, or 14.0%, over the same period in 2010. Revenues from our clerical, specialty and other offerings increased approximately $3.7 million or 9.1%, $12,000 or 0.1%, and $3.3 million or 40.7%, respectively, over the same period in 2010.

Cost of revenues and gross profit—Cost of revenues includes wages of temporary employees, employer payroll taxes, workers’ compensation expense, and other temporary employee-related expenses. Cost of revenues for the three months ended March 31, 2011 were approximately $214.9 million, an increase of approximately $26.3 million, compared to the same period in 2010. This increase was primarily due to the increase in revenues for 2011.

Gross profit for the three months ended March 31, 2011 was approximately $31.9 million, an increase of approximately $3.1 million compared to the same period in 2010. Gross profit as a percent of revenues was approximately 12.9% and 13.3% for the three months ended March 31, 2011 and 2010, respectively. The decrease in the gross profit margin is principally the result of higher state unemployment tax rates in 2011 resulting from increases in funding required for various states’ depleted unemployment reserves, to the extent not recovered through pricing, and from higher workers’ compensation costs. These cost increases were offset in part by the increased gross profit provided by an increase in direct hire revenues. Gross profit as a percent of revenues is historically lowest in the first quarter due to the front-loading of certain employment taxes. Gross profit margins have historically increased throughout the year. As a result, we expect gross profit margins to increase through the remainder of this year, although any increase in state unemployment tax rates not fully recovered through pricing will have an adverse effect on our gross profit margins in the future.

Selling, general, and administrative expense—Selling, general, and administrative expense includes costs associated with our branch, on-site, and output solutions locations, including compensation, rent, and

Management’s discussion and analysis of financial condition and results of operations other office expenses, as well as marketing and recruiting for our temporary employees. Selling, general and administrative expense also includes our corporate and branch office support expenses, including the salaries of corporate operations and support personnel, marketing expenses, rent, management fees, and other general and administrative expenses. Selling, general, and administrative expense for the three months ended March 31, 2011 was approximately $31.1 million, an increase of approximately $2.7 million, or 9.4%, compared to the same period in 2010. Selling, general and administrative expense as a percent of revenues declined from 13.1% in 2010 to 12.6% in 2011 through operating leverage and our focus on containing overhead costs. We continue to seek to control costs with the goal of limiting spending increases to areas required to support increased service volumes. The increase in 2011 expenses reflected: (i) increased overhead costs commensurate with the increase in revenues and overall operations, primarily related to our staff; and (ii) a one-time, non-cash compensation charge related to a one-time cost for accelerating vesting rights in stock options (see “Consulting Agreement” in “Certain relationships and related party transactions” for additional detail). Management fees, which will be eliminated following the completion of this offering, were approximately $0.4 million in each of the three months ended March 31, 2011 and 2010.

Amortization—Amortization includes amortization of intangibles, which consists primarily of customer lists and trade names. Amortization for the three months ended March 31, 2011 was approximately $1.1 million, a decrease of approximately $90,000, or 7.3%, compared to the same period in 2010.

Interest expense—Interest expense for the three months ended March 31, 2011 was approximately $1.3 million, a decrease of approximately $0.5 million compared to the same period in 2010. This decrease was primarily due to our lower average debt balance, which was approximately $65.1 million during the three months ended March 31, 2011, a decrease of approximately $18.8 million compared to the same period in 2010.

Other income (expense)—Other income for the three months ended March 31, 2011 was approximately $0.3 million, an increase of approximately $0.1 million compared to the same period in 2010. We are party to a revenue sharing agreement that contributed approximately $0.1 million more other income in the three months ended March 31, 2011 than in the comparable period in 2010.

Provision (benefit) for income taxes—We record an interim quarterly tax provision or benefit based on a projected effective annual tax rate. Benefit for income taxes for the three months ended March 31, 2011 was approximately $0.2 million, compared to a benefit of approximately $3.8 million in the same period in 2010. Our estimated effective tax provision rate for 2011, based on projected annual results, is 23.3%. As of March 31, 2010, we projected a net annual loss. This, along with the estimated Work Opportunity Tax Credits, or WOTC, resulted in an estimated effective tax benefit rate of 155.7% in the first quarter of 2010. We receive tax credits under WOTC, a federal tax credit program related to employing certain disadvantaged workers, as defined under the program.

Net income (loss)—Net loss for the three months ended March 31, 2011 was approximately $1.2 million, a decrease from net income of $1.3 million in the same period in 2010 based primarily on the factors described above.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues—Revenues for the year ended December 31, 2010 were $1,002.5 million, an increase of approximately $257.2 million, or 34.5%, compared to the same period in 2009. This increase in revenues reflected increased demand for temporary staffing services, as a result of a strengthening economy throughout 2010. Revenues from our light industrial offerings were $741.1 million, an increase of approximately $220.1 million, or 42.2%, over the same period in 2009. Revenues from our clerical, specialty and other offerings increased $16.1 million or 9.7%, $9.6 million or 33.5%, and $11.4 million or 37.8%, respectively, over the same period in 2009.

Management’s discussion and analysis of financial condition and results of operations

Cost of revenues and gross profit—Cost of revenues for the year ended December 31, 2010 were approximately $854.7 million, an increase of approximately $221.9 million, or 35.1%, compared to the same period in 2009. This increase was primarily due to the increase in revenues for 2010.

Gross profit for the year ended December 31, 2010 was approximately $147.8 million, an increase of approximately $35.3 million compared to the same period in 2009. Gross profit as a percent of revenues was approximately 14.7% and 15.1% for the years ended December 31, 2010 and 2009, respectively. The Hiring Incentives to Restore Employment Act H.R. 2847, or HIRE Act, enacted March 18, 2010, provided for exemptions from the employer’s portion of social security taxes for certain eligible new hires during the year. This exemption was short term and expired December 31, 2010. Excluding the exemptions related to the HIRE Act, our gross profit margin would have been approximately 14.3% for the year ended December 31, 2010, a decrease of 80 basis points compared to 2009. The decrease in gross profit margin was the result of higher unemployment tax rates in 2010, which was slightly offset by the net effect of increased Direct Hire revenues which carry a higher gross profit margin and a slight shift in business mix. We do not expect unemployment taxes to decline for the foreseeable future.

Selling, general, and administrative expense—Selling, general, and administrative expense for the year ended December 31, 2010 was approximately $117.7 million, an increase of approximately $4.4 million, or 3.9%, compared to the same period in 2009. Selling, general, and administrative expense as a percent of revenues declined from 15.2% in 2009 to 11.7% in 2010 through operating leverage and our focus on reducing overhead costs. We continue to seek to control costs with the goal of limiting spending increases to areas required to support increased service volumes. The increase in 2010 reflected: (i) increased overhead costs commensurate with the significant increase in revenues and overall operations, primarily related to our staff; and (ii) a settlement of a lawsuit in California for $2.1 million in connection with a potential class action involving current and former staff members. Management fees totaling $0.4 million in 2010 will be eliminated following the completion of this offering.

Amortization—Amortization for the year ended December 31, 2010 was approximately $4.9 million, an increase of approximately $49,000, or 1.0%, compared to the same period in 2009.

Impairment expense—Based on the results of our annual goodwill impairment test in March 2009, we determined that the carrying amount of our goodwill exceeded the implied fair value by approximately $50.0 million as of March 31, 2009. Therefore, we recorded a $50.0 million pretax goodwill impairment charge for the year ended December 31, 2009. Future periods that do not contain an impairment charge may not be comparable to a period that contains an impairment charge. On March 31, 2010, we performed an annual goodwill impairment test and our results indicated that no impairment of goodwill was evident at that time. We completed our preliminary annual impairment analysis of goodwill as of March 31, 2011 and there is no indication of impairment. Accordingly, we currently believe that we are not at risk of failing step one of the goodwill impairment test. Our historical operating results are not necessarily indicative of results that may be expected for future periods.

Interest expense—Interest expense for the year ended December 31, 2010 was approximately $7.1 million, a decrease of approximately $0.6 million compared to the same period in 2009. This decrease was primarily due to lower weighted average interest rates on the Existing Credit Facility which were approximately 7.72% in 2010 as compared to 8.57% in 2009. The reduction in our effective interest rate in 2010 was largely driven by a shift in debt balances from our Term Note B to the revolving credit facility, which has a lower effective interest rate. We expect that the effective interest rate for the New Credit Facility will be lower than our Existing Credit Facility’s effective interest rate.

Other income (expense)—Other income for the year ended December 31, 2010 was approximately $0.9 million, an increase of approximately $1.3 million compared to the same period in 2009. In 2009, we had approximately $0.6 million in one-time debt restructuring costs. Additionally, we are a party to

Management’s discussion and analysis of financial condition and results of operations a revenue sharing agreement that resulted in approximately $0.9 million in other income for 2010 as compared to approximately $0.3 million for 2009.

Provision (benefit) for income taxes—Provision for income taxes for the year ended December 31, 2010 was approximately $3.6 million, compared to a benefit for income taxes of $25.4 million in 2009. This increase was primarily the result of a tax benefit recorded in 2009 of approximately $18.8 million related to our impairment expense. Our pre-tax income, excluding the impairment expense, increased to approximately $19.1 million in 2010 compared to a pretax loss of approximately $13.7 million in 2009. This improved financial performance also contributed to the additional tax expense in 2010.

Net income (loss)—Net income for the year ended December 31, 2010 was approximately $15.4 million, an increase of approximately $53.7 million as compared to the same period in 2009 based primarily on the factors described above.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues—Revenues for the year ended December 31, 2009 were approximately $745.3 million, a decrease of approximately $261.0 million, or 25.9%, compared to the same period in 2008. This decrease in revenues reflected reduced demand for temporary staffing services as a result of the downturn in the economy. Revenues from our light industrial offerings decreased approximately $181.1 million, or 25.8%, and revenues from our clerical, specialty, and other offerings decreased approximately $64.7 million or 28.1%, $1.7 million or 5.6%, and $13.5 million or 30.8%, respectively, over the same period in 2008.

Cost of revenues and gross profit—Cost of revenues for the year ended December 31, 2009 were approximately $632.8 million, a decrease of approximately $199.7 million, or 24.0%, as compared to the same period in 2008. This decrease was primarily due to the decrease in revenues for 2009.

Gross profit for the year ended December 31, 2009 was approximately $112.5 million, a decrease of approximately $61.3 million compared to the same period in 2008. Gross profit as a percent of revenues decreased from 17.3% in 2008 to 15.1% in 2009. The decrease in gross profit margin was primarily due to a difficult pricing environment, a reduction of direct hire services, which carries a higher gross profit margin, and an increase in workers’ compensation and unemployment insurance costs. The reduction of direct hire services was responsible for approximately 0.8% of the 2.2% gross profit margin decrease.

Selling, general and administrative expense—Selling, general, and administrative expense for the year ended December 31, 2009 was approximately $113.3 million, a decrease of approximately $38.9 million, or 25.6%, compared to the same period in 2008. Selling, general and administrative expense as a percent of revenues increased slightly from 15.1% in 2008 to 15.2% in 2009. We reduced overhead costs, consolidated facilities, and closed unprofitable branches in order to mitigate the impact of the weak economic environment and to maintain operating leverage despite a 25.9% decline in revenues. We had one-time charges of approximately $2.0 million related to the integration of Staffmark Investment and restructuring associated with the reduction in overhead costs during 2009. For the year ended December 31, 2008, one-time charges associated with the Staffmark Investment integration totaled approximately $7.4 million. Management fees for the year ended December 31, 2009 were approximately $0.9 million, a decrease of approximately $0.8 million compared to the same period in 2008.

Amortization—Amortization for the year ended December 31, 2009 was approximately $4.9 million, an increase of approximately $26,000, or 0.5%, compared to the same period in 2008.

Impairment expense—Based on the results of our annual goodwill impairment test in March 2009, we determined that the carrying amount of our goodwill exceeded the implied fair value by approximately $50.0 million as of March 31, 2009. Therefore, we recorded a $50.0 million pretax goodwill

Management’s discussion and analysis of financial condition and results of operations impairment charge for the year ended December 31, 2009. The impairment expense was primarily due to the significant decrease in our revenues and operating profit that resulted from the impact on our business from the weak economic environment.

Interest expense—Interest expense for the year ended December 31, 2009 was approximately $7.7 million, a decrease of approximately $3.4 million as compared to the same period in 2008. The decrease was primarily due to a decline in our average debt balance from approximately $116.6 million in 2008 to approximately $83.4 million in 2009. The reduction in our average debt balance resulted from capital contributions by our majority and large minority stockholders that were used to reduce amounts outstanding under the Term Note B, which carried a higher interest rate. Additionally, our weighted-average interest rate for 2009 was approximately 8.57% as compared to approximately 9.05% in 2008.

Other income (expense)—Other expense for the year ended December 31, 2009 was approximately $0.4 million, a decrease of approximately $1.1 million, as compared to the same period in 2008. This decrease is primarily due to approximately $0.6 million in one-time debt restructuring costs related to the amendment of our Existing Credit Facility in May 2009. We are party to a revenue sharing agreement that resulted in approximately $0.3 million in other income for 2009 as compared to $0.4 million for the same period in 2008.

Provision (benefit) for income taxes—Benefit for income taxes for the year ended December 31, 2009 was $25.4 million, a decrease from the $1.2 million provision for income taxes in the same period in 2008. This decrease was primarily due to a tax benefit recorded in 2009 of approximately $18.8 million related to our impairment expense. Excluding the impairment expense, our pre-tax income decreased to a loss of approximately $13.7 million in 2009 from $6.4 million of pre-tax income in 2008. This decline in performance also contributed to the decrease in provision for income taxes.

Net income (loss)—Net loss for the year ended December 31, 2009 was approximately $38.2 million, a decrease from net income of $5.2 million in the same period in 2008 based primarily on the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We primarily use cash to finance accounts receivable, which increases with the volume of our temporary placements. Temporary employees are typically paid on a weekly basis, while payments from customers are generally received 30 to 60 days after billing. We have typically funded our operations, administrative expenses, capital expenditures, and debt service obligations with internally generated funds from operations and borrowings under our Existing Credit Facility. We believe that we will have adequate liquidity to satisfy our capital requirements over the next twelve months and will meet long-term needs through: the cash net proceeds of this offering; cash flows from operations; and the ability to borrow under our New Credit Facility. Our New Credit Facility will have a five-year term and an accordion feature which will permit us to increase the initial $150 million revolving line of credit up to $225 million as we grow and to the extent supported through our accounts receivable borrowing base. We do not expect to have any borrowings outstanding upon the completion of this offering. Upon completion of this offering, we will be required to post letters of credit for approximately $74.1 million in face value. If we are unable to achieve projected operating results, we may be required to curtail our growth plans and scale back our activities or seek additional sources of debt or equity capital. We continue to focus on working capital management by monitoring key metrics associated with accounts receivable, payroll expense and workers’ compensation claims and reserves.

We expect our costs to increase in the future due to several factors, including increases associated with compliance and being a public company, providing temporary employees with healthcare coverage as a

Management’s discussion and analysis of financial condition and results of operations result of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, collectively the Acts, and our strategy to grow our business through expansion within existing markets and acquisitions.

We anticipate that we will incur approximately $2.5 million in additional annual legal, insurance and financial costs related to compliance and other public company expenses. The amount of such additional costs is an estimate; the actual costs of being a public company may differ.

While we are analyzing the potential impact of the Acts on us, the Acts are complex and, since significant provisions of the Acts will not become effective until 2014, possible future changes in the Acts limit our ability to accurately assess future increases in our costs. Our strategy with respect to the management of future increases in costs as a result of the Acts will be to pass such costs through to our clients. At the present time, however, we cannot predict whether we will be able to pass such costs through to our clients.

We intend to continue to opportunistically invest in our existing markets through hiring additional sales and operations personnel and establishing new locations. We do not expect the incremental expenses we will incur by hiring additional sales and operations personnel and establishing new locations to materially impact our results of operations, liquidity and capital resources.

We plan to increase density in our core markets, expand geographically, and accelerate the growth of our service offerings through selective acquisitions, which may require significant investments that would materially impact our liquidity and capital resources. In addition, depending upon the availability of capital to us at such time, we may be required to seek additional sources of debt or equity capital.

Cash flows

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

	unaudited
	(in thousands)

Net cash provided by (used in) operating activities	$23,426	$3,642	$11,447	$(11,607)	$21,581
Net cash provided by (used in) investing activities	(834)	(482)	(3,142)	(773)	(80,417)
Net cash provided by (used in) financing activities	(22,631)	(3,070)	(8,340)	12,408	58,809

Net increase (decrease) in cash and cash equivalents	$(39)	$90	$(35)	$28	$(27)

Cash flows from operating activities

Cash provided by operating activities for the three months ended March 31, 2011 was approximately $23.4 million. Cash provided by operating activities before changes in operating assets and liabilities was approximately $2.8 million, an increase of approximately $0.3 million compared to the same period in 2010.

Cash provided by operating activities for the year ended December 31, 2010 was approximately $11.4 million. Cash provided by operating activities before changes in operating assets and liabilities was approximately $26.7 million, an increase of approximately $22.7 million compared to the same period in 2009, due primarily to higher income from operations resulting from a stronger economy.

Management’s discussion and analysis of financial condition and results of operations

Cash used in operating activities for the year ended December 31, 2009 was approximately $11.6 million. Cash provided by operating activities before changes in operating assets and liabilities was approximately $4.0 million, which is approximately $5.1 million lower than the same period in 2008 due primarily to lower income from operations resulting from a weaker economic environment. Additionally, in connection with our acquisition of Staffmark Investment in 2008, we incurred approximately $7.4 million in integration costs.

Cash flows from investing activities

Cash used in investing activities for the three months ended March 31, 2011 was approximately $0.8 million, an increase of approximately $0.4 million compared to the same period in 2010, due primarily to the purchase of equipment, leasehold improvements, and costs associated with the conversion of our operating systems to the PeopleSoft management platform in 2011.

Cash used in investing activities for the year ended December 31, 2010 was approximately $3.1 million, an increase of approximately $2.4 million compared to the same period in 2009 due primarily to the purchase of equipment, leasehold improvements, and costs associated with enhancements to our PeopleSoft operating system in 2010.

Cash used in investing activities for the year ended December 31, 2009 was approximately $0.8 million, a decrease of approximately $79.6 million compared to the same period in 2008, due primarily to our efforts to reduce capital spending in order to mitigate the impact of the weak economic environment throughout 2009. The cash portion of the purchase price related to the Staffmark Investment acquisition in 2008 was approximately $76.9 million.

Cash flows from financing activities

Cash used in financing activities for the three months ended March 31, 2011 was approximately $22.6 million, which included payments totaling $22.5 million toward the reduction of our term loans. The cash used in financing activities for the three months ended March 31, 2011 was approximately $19.6 million higher than the comparable period in 2010 when we repaid approximately $2.3 million of our term loans.

Cash used in financing activities for the year ended December 31, 2010 was approximately $8.3 million, which included payments totaling $9.0 million toward the reduction of our term loans. The cash used in 2010 was approximately $20.7 million higher than in 2009. During 2009, as a result of agreements with our majority and large minority shareholders, we reduced our debt balance by approximately $39.5 million. The contribution of approximately $34.0 million from the majority shareholder was classified as a debt to equity conversion. The large minority shareholder contributed approximately $5.5 million. The increase in cash used in 2009 was a combination of this capital contribution used to pay down debt and increased borrowings against our revolving line of credit to fund working capital needs. In 2010, despite revenue growth of 34.5%, which increased working capital needs, we increased our borrowings against our revolving line of credit by only $0.7 million.

Cash provided by financing activities for the year ended December 31, 2009 was approximately $12.4 million, a decrease of approximately $46.4 million compared to the same period in 2008 due primarily to increased borrowings in 2008 to finance our acquisition of Staffmark Investment. Additionally, in 2009, we received cash from the combination of the capital contributions of $9.4 million from our majority and large minority shareholders that was used to pay down debt and increased borrowings against our revolving line of credit to fund working capital needs.

Management’s discussion and analysis of financial condition and results of operations

Transactions affecting liquidity and capital resources

At March 31, 2011, the outstanding borrowings under our Existing Credit Facility were $52.7 million, compared to $75.4 million at December 31, 2010. The total borrowings at March 31, 2011 consisted of $38.5 million under a revolving line of credit, approximately $11.2 million under a Term Note A, and approximately $3.0 million under a Term Note B. At March 31, 2011, we had $29.0 million available to borrow pursuant to the revolving portion of the Existing Credit Facility. Concurrent with the closing of this offering, we intend to enter into the New Credit Facility with SunTrust Bank, as administrative agent; SunTrust Robinson Humphrey, Inc., or SunTrust, as lead arranger and bookrunner; Harris N.A., as joint lead arranger and syndication agent; and the lenders identified therein. The New Credit Facility will consist of a $150 million revolving line of credit with a $75 million accordion feature, a $20 million swing line, and a $110 million letter of credit sub-facility. The maximum amount we will be permitted to borrow under the New Credit Facility will be subject to certain borrowing limitations, including: 85% of our eligible accounts receivable, plus, subject to certain requirements, up to 80% of our eligible accounts that are unbilled, plus unrestricted cash to the extent controlled by SunTrust, less a reserve for one week of payroll and payroll taxes for our temporary workers and certain other amounts, and less outstanding letters of credit. The sub-facility for letters of credit will be utilized at the closing of this offering in an amount equal to the aggregate face amount of our then outstanding letters of credit. The total letter of credit and fronting fees will range from 2.25% to 2.75% based on our revolving line of credit utilization; provided, however, that such rates, which are based on the expected interest rate schedule for the New Credit Facility may change based on market rates up to the completion of the syndication of the New Credit Facility.

Borrowings under the New Credit Facility will bear interest at a rate based upon: (i) the London Interbank Offered Rate, or LIBOR, plus a margin ranging from 2.00% to 2.50%; or (ii) the highest of (a) the per annum rate which SunTrust publicly announces as its prime lending rate, (b) the Federal Funds Rate plus 1/2%, and (c) the one-month LIBOR determined on a daily basis, plus a margin ranging from 1.00% to 1.50%.

The New Credit Facility will be secured, subject to permitted liens and other agreed upon exceptions, by a first-priority lien on and perfected security interest in substantially all of our assets including accounts receivable, and a pledge of the equity of all of our subsidiaries. In addition, we expect the New Credit Facility will require that we maintain liquidity in excess of the greater of (i) $15.5 million or (ii) 12.5% of the lesser of our borrowing base or the aggregate commitments under the revolving line of credit, or we will be required to satisfy a fixed charge coverage ratio. We expect that the New Credit Facility will contain customary representations and warranties and customary events of default, as well as certain affirmative and negative covenants, including restrictions on: indebtedness; liens; mergers, and consolidations and acquisitions; sale of assets; engaging in business other than our current business and those reasonably related thereto; investments; dividends; redemptions and other payments on junior capital; affiliate transactions; covenants limiting dividends or loans made from subsidiaries to us or on our ability or any subsidiary to grant liens; sale/leaseback transactions; speculative hedging; amendments to material agreements; and change in fiscal year or accounting practices.

As of March 31, 2011, we were required to post, or cause to be posted, letters of credit with an aggregate face value of approximately $74.1 million, including $73.1 million related to our workers’ compensation arrangements. In connection with our acquisition of Staffmark Investment, an entity affiliated with Staffing Holding agreed to post, or cause to be posted, letters of credit aggregating $6.0 million of the approximately $74.1 million. Upon the completion of this offering, such Staffing Holding letters of credit will be cancelled and we will be required to post letters of credit for approximately $74.1 million aggregate face amount. As a result of such increase in the amount of letters of credit that we will be required to post, the amount available for us to borrow under the New Credit Facility will be reduced.

Management’s discussion and analysis of financial condition and results of operations

OFF-BALANCE SHEET ARRANGEMENTS

We have not had, nor do we expect to have, any relationships with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following represents our contractual obligations and other commercial commitments as of March 31, 2011:

	Payments due by period
Contractual Obligations:	Total	< 1 year	1-3 years	3-5 years	5+ years

	(in thousands)

Operating leases	$13,273	$5,068	$5,975	$2,230	—
Term Note A(1)	11,239	8,000	3,239	—	—
Term Note B(1)	3,000	1,000	2,000	—	—
Revolving line of credit(1)	38,500	—	38,500	—	—
Purchase obligations	6,284	5,703	581	—	—
Management fees(2)	1,782	—	1,782	—	—

Total contractual obligations	$74,078	$19,771	$52,077	$2,230	—

(1)	Does not give effect to the repayment of all amounts outstanding under, and termination of, the Existing Credit Facility, which will occur in connection with the completion of this offering. Upon the completion of this offering, we do not expect to have any amounts outstanding under the New Credit Facility. We, however, expect to borrow amounts under the New Credit Facility on an as-needed basis for operational requirements in the ordinary course of business following completion of this offering.

(2)	Represents management fees accrued, but not payable pursuant to amendments to our management services agreements, effected as a result of covenants in our Existing Credit Agreement, until the achievement of specified leverage ratios. All management fees will be paid in full at the completion of this offering, and each of the management services agreements will be terminated.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

Interest rate risk

We are exposed to market risk in the normal course of our business operations due to our ongoing investing and financing activities. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies and procedures governing our management of market risks and the use of financial instruments to manage exposure to such risks and, at the completion of this offering, we will terminate our Existing Credit Facility and have no amounts borrowed under the New Credit Facility. The average monthly outstanding variable-rate debt for the year ended December 31, 2010 was $83.1 million. Based on this amount, an increase of 1.0% in the interest rate would have increased our interest expense by approximately $0.8 million in 2010. We generally do not hedge our interest rate exposure.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition, results of operations, and cash flows are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and

Management’s discussion and analysis of financial condition and results of operations expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to workers’ compensation liability, accounts receivable, long-lived assets, revenue recognition, self-insurance, deferred tax assets, and goodwill. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. As noted below, in some cases, our estimates are also based in part on the assistance of third-party advisors. Actual results may differ from these estimates under different assumptions or conditions.

We have addressed and reviewed our critical accounting policies and consider them appropriate. We believe the following critical accounting policies utilize significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

We generate revenues from temporary staffing, employee leasing, and direct hire services. Revenues from temporary staffing services that we provide are recognized at the time services are performed and are reported based on billings to customers, net of any agreed upon allowances and adjustments. Revenues from subcontracted temporary staffing services are recorded net of direct subcontracting costs. We believe that net revenue accounting for subcontracted temporary services is appropriate as we are not the primary obligor in the transactions. Temporary staffing services are generally billed weekly at rates established with customers prior to commencing services. Revenues from employee leasing services are recognized at the time services are provided and are recorded net of worksite employee salaries, wages, and payroll-related taxes. We believe that net revenue accounting for leasing services more closely depicts the substance of the transactions with our leasing customers as we are not the primary obligor in the transactions. Revenues from direct hire services are recognized at the employee start date, which we believe is the culmination of the earnings process. Direct hire services generally are fully-guaranteed to the satisfaction of the customer for a specified period, usually 30 to 90 days. Allowances for estimated guarantee obligations are recorded as a reduction of revenue at the time revenue is recognized.

Allowance for doubtful accounts

We provide an allowance for potentially uncollectible accounts receivable. The adequacy of the allowance is evaluated and adjusted, if necessary, based upon periodic reviews of customer accounts. This review incorporates a consideration of historical loss experience, customer payment patterns, current economic trends and customer specific circumstances.

Impairment of long-lived assets and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the assets acquired. We are required to perform impairment reviews at least annually and more frequently if events and circumstances indicate that goodwill or other intangible assets may be impaired.

The goodwill impairment test is a two-step process, which requires management to make judgments in determining certain assumptions used in the calculation. The first step of the process consists of estimating the fair value of our reporting unit based on a discounted cash flow model using forecasts of revenue and profit and a market approach which compares publicly traded peer data and multiples. We then compare those estimated fair values with the carrying value, which includes allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of implied fair value of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the implied fair value of goodwill, which is then compared to its corresponding carrying value. We cannot predict the

Management’s discussion and analysis of financial condition and results of operations occurrence of certain future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, and material adverse effects in relationships with significant customers.

We determine fair value for our reporting unit using both the income and market approaches. For purposes of the income approach, fair value was determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for our business. The discount rate is derived by applying market derived inputs and analyzing published rates for our industry. We use a discount rate that is commensurate with the risks and uncertainty inherent in the financial markets generally and in the internally developed forecasts. The discount rate used in this valuation was approximately 14% in our most recent annual impairment review. Valuations using the market approach reflect prices and other relevant observable information generated by market transactions involving businesses comparable to ours. We assess the valuation methodologies under the market approach based on the relevance and availability of data at the time of performing the valuation and weight the methodologies appropriately.

The impact of over- or under-estimating the implied fair value of our goodwill could have a material effect on our operating results. In addition, the implied fair value of our goodwill is subject to the volatility of our operations which may result in significant fluctuation in the value assigned at any given point in time.

We last completed our annual goodwill impairment testing as of March 31, 2010. At that time, the reporting unit’s fair value exceeded its carrying value. We test goodwill at interim dates if events or circumstances indicate that goodwill might be impaired. No interim testing was performed during fiscal 2010.

We completed our preliminary annual impairment analysis of goodwill as of March 31, 2011 and there is no indication of impairment. Accordingly, we currently believe that we are not at risk of failing step one of the goodwill impairment test.

We previously completed annual goodwill impairment testing as of March 31, 2009. At that time, the reporting unit’s carrying value exceeded its fair value primarily due to the significant decrease in revenue and operating profit resulting from the negative impact on temporary staffing revenues from weak macroeconomic conditions and downward employment trends experienced during 2008 and 2009. As a result, we performed the second step of the goodwill impairment test in order to determine the amount of impairment loss. The second step of the goodwill impairment test involved comparing the implied fair value of our goodwill with its carrying value. This comparison resulted in a goodwill impairment charge of $50.0 million, which was recorded as impairment expense on the consolidated statement of operations.

Long-lived intangible assets subject to amortization, including customer relationships, non-compete agreements and trade names, are amortized using the straight-line method over their estimated useful lives, which we determine based on the consideration of several factors, including the period of time the asset is expected to remain in service. We evaluate the carrying value and remaining useful lives of intangible assets subject to amortization whenever indications of impairment are present.

The determination of fair values and estimated useful lives requires significant judgment both by our management team and by outside experts engaged to assist in this process. The judgment could result in either a higher or lower value assigned to our business and intangible assets. The impact could result in either higher or lower amortization and/or the incurrence of an impairment charge.

Workers’ compensation liability

Our workers’ compensation liability represents the reserve for estimated unpaid costs of self-insurance and large deductible plans and accruals for insurance premiums and other administrative-related costs.

Management’s discussion and analysis of financial condition and results of operations

The reserve for workers’ compensation is estimated with the assistance of qualified actuaries based upon actuarial assumptions of estimated claims, including incurred but not reported, or IBNR, losses. The current portion of this reserve is included as current portion of workers’ compensation obligation and the non-current portion is included as workers’ compensation obligation on the consolidated balance sheets. We have purchased insurance coverage that limits our exposure to $1.0 million per claim as of March 31, 2011 and December 31, 2010 and 2009.

Income taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to tax/book differences. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized. A valuation allowance was not deemed necessary in 2008, 2009, 2010, or the first quarter of 2011. Work opportunity tax credits, which we receive under a federal tax credit program related to employing certain disadvantaged workers, as defined under the program, are recognized as a reduction of income tax expense in the year tax credits are certified.

We adopted the authoritative provisions of accounting guidance on uncertain tax positions on January 1, 2007. The adoption did not result in a cumulative adjustment to our accumulated earnings. We file U.S., state, and local income tax returns in many jurisdictions with varying statutes of limitations. Tax years 2006 through 2009 remain subject to examination by federal taxing authorities and tax years 2005 through 2009 are open years subject to potential audit by state taxing authorities.

Stock-based compensation

We account for stock-based awards granted to employees and directors by recording compensation expense for awards granted after January 1, 2006, based on the awards’ estimated fair values. We expect that our expense related to stock-based compensation will increase over time.

We estimate the fair value of our stock-based awards as of the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards under this model requires judgment, including estimating the value per share of our common stock adjusted for our status as a private company, estimated volatility, expected term of the awards, estimated dividend yield and the risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, based on management’s judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, stock-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

The determination of the estimated value per share of our common stock is discussed below. We use the average volatility of similar publicly traded companies as an estimate for our estimated volatility. For purposes of determining the expected term of the awards in the absence of sufficient historical data relating to stock-option exercises for our company, we apply a simplified approach in which the expected term of an award is generally presumed to be the midpoint between the vesting date and the expiration date of the award. The risk-free interest rate for periods within the expected life of an award, as applicable, is based on the United States Treasury yield curve in effect during the period the award is granted. Our estimated dividend yield is zero, as we have not and do not currently intend to declare dividends in the foreseeable future.

Once we have determined the estimated fair value of our stock-based awards, we recognize the portion of that value that corresponds to the portion of the award that is ultimately expected to vest, taking

Management’s discussion and analysis of financial condition and results of operations estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the straight-line method. We estimate forfeitures based upon our historical experience, and, at each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

Information related to our stock-based compensation activity, including weighted average grant date fair values and associated Black-Scholes option-pricing model assumptions, is as follows:

	Year ended December 31,
	2011(1)	2010

Stock options granted (in thousands)	60	175
Weighted average exercise price	$19.81	$8.73
Weighted average grant date fair value per share of stock options granted	$9.74	$7.75
Weighted average Black-Scholes model assumptions:
Estimated fair value of common stock	$19.81	$12.85
Estimated volatility	44.4%	44.4%
Estimated dividend yield	—%	—%
Expected term (years)	6.5	6.5
Risk-free rate	3.41%	3.48%

(1)	Represents grants in 2011 through May 16, 2011

Given the absence of an active market for our common stock, our board of directors estimates the fair value of our common stock at the time of each grant of stock-based awards. Our board has historically considered recent transactions in our company stock or recent valuations performed by our majority shareholder. Recent transactions in our stock have included issuance of shares in connection with a significant acquisition, as well as shares issued to majority and minority shareholders in connection with the 2009 restructuring of debt. The valuations performed by our majority shareholder are completed for the purpose of their financial reporting, are validated annually by an independent investment banking firm, and reviewed quarterly by our majority shareholder and updated as necessary. The valuations are based on a model that multiplies the trailing twelve month EBITDA by an estimated enterprise value to EBITDA multiple to determine an estimated selling price. Factors considered in the valuation include comparable company data, comparable transactions, and discounted cash flow analyses. In addition, an appropriate discount for lack of marketability is considered.

The table below sets forth information regarding stock options for each grant date since January 1, 2010.:

			Estimated fair
			value of
	Number of	Exercise	common	Intrinsic
Date of Grant	shares	price	stock	value(1)

January 5, 2010	75,000	$6.00	$6.00	$—
December 21, 2010	100,000	$10.77	$17.98	$7.21
April 7, 2011	60,000	$19.81	$19.81	$—

(1)	Represents the difference between the estimated fair value of common stock and the exercise price. Options granted 12/21/10 were valued at an exercise price of $10.77 based on the majority shareholder’s most recent quarterly enterprise valuation preceding the grant date. The annual valuation, which was completed in early 2011, indicated that valuations had increased significantly in the last quarter of 2010. For determining fair value used for accounting purposes we applied the multiple of earnings reflected in the annual valuation to our most recent results preceding the grant date. This resulted in a market value of $17.98 per share.

Management’s discussion and analysis of financial condition and results of operations

The fair value of our stock has increased since January 1, 2010 due to our improved operating results and increased valuation multiples ascribed to public companies operating in the staffing industry.

See Note 4, “Stock Option Plan,” to the Consolidated Financial Statements for further discussion on stock option compensation.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2010, the Financial Accounting Standards Board, or FASB, issued amended guidance for performing goodwill impairment tests, which was effective for us on January 1, 2011. The amended guidance requires reporting units with zero or negative carrying amounts to be assessed to determine if it is more likely than not that goodwill impairment exists. As part of this assessment, entities should consider all qualitative factors that could impact the carrying value. We do not expect the adoption of this guidance will have a significant impact on the consolidated financial statements.

In January 2010, the FASB issued amended guidance to enhance disclosure requirements related to fair value measurements. The amended guidance for Level 1 and Level 2 fair value measurements was effective for us on January 1, 2010. The amended guidance for Level 3 fair value measurements will be effective for us on January 1, 2011. The guidance requires disclosures of amounts and reasons for transfers in and out of Level 1 and Level 2 recurring fair value measurements as well as additional information related to activities in the reconciliation of Level 3 fair value measurements. The guidance expanded the disclosures related to the level of disaggregation of assets and liabilities and information about inputs and valuation techniques. The adoption of the guidance for Level 1 and Level 2 fair value measurements did not have a material impact on our consolidated financial statements. We do not expect the adoption of the guidance related to Level 3 fair value measurements will have a significant impact on the consolidated financial statements.

In January 2010, the FASB issued amended authoritative guidance related to consolidations when there is a decrease in ownership. The guidance was effective for us on January 1, 2010. Specifically, the amendment clarified the scope of the existing guidance and increased the disclosure requirements when a subsidiary is deconsolidated or when a group of assets is de-recognized. The adoption of the amended guidance did not have a significant impact on our consolidated financial statements.

Business

OVERVIEW

We are a leading, national provider of contingent workforce solutions that serves the temporary staffing needs of employers throughout the United States. We are focused on providing a full spectrum of light industrial and clerical staffing solutions. Since 1970, our clients have relied on us to consistently identify, screen, and deliver temporary employees to support their growth and enable them to respond quickly to changes in their business environments. Through our nationwide network of over 300 branch, on-site, and output solutions locations in 32 states, we currently place over 40,000 temporary employees weekly and have a client base of approximately 6,000. We maintain a well-diversified revenue base, and, in 2010, our top 10 clients accounted for less than 25% of our revenues. As evidence of our market position, we have been ranked by SIA as the 8th largest industrial-staffing company, and the 17th largest staffing company overall, in the United States, based on 2009 revenues, out of approximately 9,000 staffing firms.

We provide an enterprise-class level of staffing solutions, those typically reserved for large, multi-national corporations, to our predominantly middle-market clients. We believe that the majority of our larger competitors that offer similar services typically focus on the Fortune Global 500, while most of our smaller competitors lack the expertise and infrastructure to deliver the same quality and breadth of services. We take a consultative approach to our client engagements, devoting significant resources to the upfront assessment and development of customized programs. Once implemented, we conduct regular business reviews with our clients to ensure that the custom program is performing as intended. We believe our approach is highly valued by our clients, as evidenced by an average tenure of approximately 10 years among our top 20 clients.

We are focused on establishing and growing into a leading position in the markets in which we operate. We seek to achieve this by winning our clients’ business one location at a time, and leveraging that success into a broader relationship where we service multiple client locations. As our client relationships develop, we enhance our position within markets by: (i) hiring additional sales and operations staff; (ii) opening branch and on-site locations; and (iii) making strategic acquisitions. This strategy enables us to gain operating leverage in our markets, raise the awareness of our brand, and realize efficiencies of scale.

OUR BUSINESS

We are primarily focused on light industrial, clerical, and specialty staffing.

Light Industrial

We have approximately 40 years of experience in light industrial staffing. A substantial portion of our revenues are derived from the placement of unskilled and semi-skilled temporary workers, which primarily consist of the distribution (pick-and-pack and forklift) and light manufacturing (such as assembly line and machine operations) sectors of the economy. In addition we provide temporary employees for positions such as line supervisors, operations managers, and quality control personnel. Reinforcing our expertise in light industrial staffing, we have implemented customized service and screening programs, such as a forklift assessment program, our cost-per-unit model, and work simulation centers. Approximately 74% of our revenues in 2010 were derived from light industrial staffing.

Business

Clerical

We also derive revenues from the placement of temporary workers through our clerical offerings, which primarily consist of administrative, contact center, and healthcare office support services. These employees are often placed at business operation centers and corporate offices. In many cases we provide clerical staffing to the same clients who use our light industrial staffing services. Approximately 18% of our revenues in 2010 were derived from clerical staffing.

Specialty

We also provide temporary employees through our transportation and professional offerings. In transportation, we are a national supplier of fully-screened, professional Class A, B, and C drivers who meet applicable Department of Transportation, or DOT, requirements through a network of 18 offices across the United States. Our transportation team delivers a turnkey solution by using a comprehensive screening process that includes a: (i) professional driving experience review; (ii) comprehensive ten-year historical employment review; (iii) motor vehicle records check; (iv) DOT pre-employment drug screening; and (v) criminal background check. Our dedicated transportation specialists have relevant industry experience which gives them an in-depth understanding of the requirements necessary to successfully meet our clients’ needs. In professional staffing, we provide higher-skilled professionals in the engineering, information technology, finance, accounting, and corporate services disciplines. Approximately 4% of our revenues in 2010 were derived from specialty offerings.

Other Services

➢	Direct hire services—We offer services for sourcing and screening candidates for full-time employment. This solution is fee-based and depends on the specific position being filled. Our direct hire services are designed to provide our clients with flexibility to interview and quickly hire pre-screened applicants who meet prescribed qualifications.

➢	Employee leasing services—We provide human resource, outsourcing services such as payroll, employee benefits, risk management, unemployment services, and human resources support. Our employee leasing services are most beneficial to small and mid-sized clients who desire an outsourced solution for these human resource and payroll functions. The value that employee leasing brings to our clients includes human resources expertise and guidance on worksite employment issues, access to a broader range of benefits packages, and enhanced compliance. In addition, our employee leasing services provide our clients with improved risk management practices, which can reduce turnover, improve cost control, simplify workers’ compensation claims management, and improve efficiency.

➢	Managed services—We provide administrative services, including managing other staffing firms as second source providers and/or payrolling services. Through our managed services provider, or MSP, program, we provide process improvement and standardization, comprehensive supplier management, quality management, visibility/real time reporting, and risk mitigation services to our clients. Our payrolling services provide payroll and administrative services for client-referred temporary employees.

Approximately 4% of our revenues in 2010 were derived from other services.

MARKET OPPORTUNITY

Staffing in the United States is a large and growing industry, and, according to SIA, generated approximately $92 billion in revenue in 2009 and is projected to generate approximately $123 billion in 2012, representing a three-year compound annual growth rate, or CAGR, of 10%. Our core markets are the $32 billion light industrial and clerical staffing industries, which together are expected to reach $46 billion in 2012 according to SIA, representing a three-year CAGR of 13%. We believe two key

Business

factors driving this anticipated growth are overall economic activity and the ease and flexibility that temporary workers offer.

Light industrial and clerical staffing are among the largest and fastest growing categories within the temporary staffing sector. Comprised of unskilled and semi-skilled temporary workers in manufacturing, distribution, logistics, and other similar industries, light industrial staffing is projected by SIA to grow 15% annually from 2009 to $27 billion in 2012. Clerical staffing, comprised of administrative, contact center, and healthcare office support services, is projected by SIA to grow 10% annually from 2009 to $19 billion in 2012. Industry analysts generally believe that the benefits of a flexible workforce, the rising costs of full-time employees, and the aging United States population will drive secular growth in the staffing sector.

➢	Focus on flexible workforce management and fixed-cost mitigation—The length and severity of the recent recession has forced companies to build more agile workforces to achieve greater cost flexibility. In addition, we believe the morale impact associated with layoffs of full-time employees has led companies to favor temporary employees versus over-hiring and chronically right-sizing. In order to mitigate fixed costs, many companies are using temporary staffing to respond quickly and efficiently to changes in the economy or competitive environment, without associated recruiting, benefits, and severance costs or the challenge of screening and hiring the right employee.

➢	Increasing cost of full-time employees—We believe the regulatory and cost burden of full-time employees will increase as state and federal governments struggle with mounting deficits and growing entitlement programs. Many of these costs, including healthcare benefits, unemployment insurance, and workers’ compensation have risen dramatically over the last few years. We believe that current legislation, such as the Patient Protection and Affordable Care Act, or the PPACA, will exacerbate this trend.

➢	Aging United States population—As the population in the United States ages, it is altering the age distribution of the labor force. According to the Census Bureau, many of the 77 million baby-boomers that participate in the labor force are choosing not to retire. As a result, the percentage of the labor force that is over the age of 55 is expected to increase from 18% in 2008 to 24% in 2018 according to BLS. We believe the projected aging of the labor force should create a favorable business environment for the temporary staffing industry, particularly for companies that derive revenue from light industrial staffing which typically requires more strenuous physical activity and, as a result, is generally more appealing to workers under the age of 55.

A closely monitored statistic within the temporary staffing industry is the temporary penetration rate, which measures the percent of the total United States workforce that is temporary versus full-time based on data from the BLS. During the most recent economic cycle, the temporary penetration rate peaked at 1.96% in November 2005 and dipped to a trough at 1.34% in June 2009. As of March 2011, the rate reached 1.73%. We believe as the factors described above continue to increase the burden for employers, companies will seek out flexible workforce solutions and temporary penetration rates should surpass historical peaks.

The temporary staffing industry in the United States is highly fragmented, and, according to IBISWorld, consists of approximately 9,000 firms. According to the Census Bureau, a majority of staffing firms in the United States generate less than $10 million in annual revenues. In addition, temporary staffing firms with more than 10 branch locations account for less than 2% of the total number of service providers, but generate over 50% of revenues in the temporary staffing industry. The data suggests there are a large number of small, local, and regional high-quality staffing firms throughout the United States that could serve as potential acquisitions to build market share and geographic density in a cost-effective and efficient manner. We believe this creates a compelling consolidation opportunity for us as there is a limited number of large-scale, nationally-branded temporary staffing companies that are capable of acquiring and integrating sub-scale operators.

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OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths will allow us to capitalize on the current market opportunity and enhance our position as a leading, national provider of contingent workforce solutions:

➢	Customized staffing solutions with strong ongoing support—For our key clients, we have developed a service protocol designed to achieve optimal quality and service—the Staffmark Service Quality Process, or SSQP. The SSQP is our approach to develop customized staffing solutions that incorporate an in-depth assessment and implementation phase, ongoing data-driven feedback, and continuous process improvements. Critical to the success of the SSQP, and the resulting programs, are the key performance indicators, or KPIs, that we develop to measure the success of a program. We believe our rigorous approach to developing staffing solutions for both large and small businesses differentiates us from our competitors.

➢	Density in core markets—Our strategy of penetrating our core markets with multiple locations helps us to raise our brand awareness, provide qualified temporary workers on an expedited basis, and achieve operating efficiencies through economies of scale related to advertising and administrative overhead. By maintaining a strong physical presence within our markets, we are able to attract a high volume of qualified candidates, which in turn makes us more attractive to employers. These two factors drive a virtuous cycle of candidate recruitment and client acquisition. As a result, we are able to drive higher revenues within a market thereby achieving operating cost efficiencies by leveraging our existing fixed cost infrastructure.

➢	Local focus with nationwide capability—We develop our client relationships one location at a time. This approach allows our clients to benefit from a highly personal and attentive level of service typically associated with much smaller operators, while receiving the benefits of a national staffing platform. We accomplish this by delivering customized enterprise-class staffing solutions tailored to our clients’ individual needs versus a one-size-fits-all approach used by many of our larger competitors.

➢	Experienced acquirer and integrator of businesses—Since 2000, we have completed four acquisitions in the commercial staffing sector. Following each acquisition, we successfully integrated the acquired business and eliminated redundant costs. In 2004 and 2008, we acquired Venturi Staffing Partners and Staffmark Investment, respectively, each of which approximately doubled our revenues. With respect to our most recent acquisition of Staffmark Investment, we achieved in excess of 100% of our targeted synergies within 12 months.

➢	Experienced management team—Our four senior executives have over 70 years of experience in the staffing industry. Strong leadership by our management team has led to successful business expansion through well-managed organic and acquisition growth. This leadership has allowed us to navigate through challenging economic times, while demonstrating the ability to successfully implement strategic plans. For additional information about our management team, see “Management.”

OUR STRATEGY

We intend to continue to grow our business by:

➢	Increasing revenues and profitability through expansion within existing markets—In many of our existing markets, we have multiple branch locations. We intend to continue to opportunistically invest in these existing markets through hiring additional sales and operations personnel and by establishing new locations. We believe this strategy will enable us to continue to build strong brand recognition within our existing markets and achieve operating efficiencies from shared fixed costs.

➢	Implementing remote recruiting—In 2010, we established our Talent Acquisition Group, or TAG. TAG is a remote network of on-demand recruiting professionals, which allows us to leverage recruiting resources throughout our organization to meet the staffing needs of our clients. We believe TAG offers us a significant competitive advantage by assisting our field operations on a flexible,

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just-in-time basis. TAG supports our field operations by identifying and screening candidates and forwarding them to our field personnel for placement. Based on our success to date, we intend to deploy TAG company-wide to improve our timeliness in fulfilling high-volume orders and to enhance our efforts to support future growth.

➢	Promoting our specialty services and output solutions delivery model—We will continue to invest in and promote our transportation, output solutions, and engineering staffing offerings. We market these service offerings in combination with our core light industrial staffing solution to address the full range of our clients’ staffing needs. We have invested in our output solutions delivery model by hiring key engineering and sales personnel to drive increased client adoption and service quality. In addition, these value-added offerings have historically produced higher gross and operating margins as compared to our core light industrial and clerical offerings.

➢	Pursuing strategic acquisitions—The market for staffing services is highly fragmented, which presents us with opportunities to increase density in our core markets, expand geographically, and accelerate the growth of our differentiated service offerings through selective acquisitions. We evaluate acquisition candidates based on their fit with our strategy, culture, and ability to produce strong returns on investment. Since 2000, we have completed four acquisitions, two of which approximately doubled our revenues. This offering will enhance our ability to pursue strategic acquisitions.

➢	Converting local relationships into multi-site accounts—We build client relationships by understanding expectations and customizing service delivery at the local level. Our flexibility and responsiveness enable us to cultivate long-term client relationships. We seek to leverage these local successes to secure additional business from our clients’ other locations. Supporting this initiative is a team of dedicated professionals focused on identifying single-site relationships that can be leveraged into multi-site relationships. We believe this strategy has been effective, as 12 of our top 20 clients began as local relationships and subsequently became multi-site clients.

OUR HISTORY

We were originally formed as Compass CS Inc., or Compass CS, in July 1999. In August 1999, Compass CS acquired Columbia Staffing, Inc., or Columbia Staffing, a provider of light industrial, clerical, medical, and technical personnel to clients throughout the southeast. In October 2000, Compass CS acquired CBS Personnel Services, a Cincinnati-based provider of human resources outsourcing services that began operations in 1970 initially providing professional placement and temporary staffing services in Ohio, Kentucky, and Indiana.

In July 2004, we changed our name to CBS Personnel Holdings, Inc. and shortly thereafter we expanded geographically by acquiring Venturi Staffing Partners, Inc., or VSP. In May 2006, Compass Diversified Holdings, a Delaware statutory trust, and Compass Group Diversified Holdings LLC, a Delaware limited liability company, collectively CODI, acquired a controlling equity interest in us. Compass Diversified Holdings is the sole owner of all of the trust interests of Compass Group Diversified Holdings LLC. CODI is listed on the New York Stock Exchange, or NYSE, under the symbol “CODI.”

In January 2008, we acquired Staffmark Investment LLC and its subsidiaries, or Staffmark Investment. Staffmark Investment was a leading provider of commercial staffing services in the United States and provided staffing services in 29 states through more than 200 branch and on-site locations. Immediately prior to this acquisition, both we and Staffmark Investment were among the largest privately held staffing companies in the United States. In December 2008, all Staffmark Investment subsidiaries were merged into Staffmark Investment.

On January 1, 2009, VSP merged into CBS Personnel. Shortly thereafter, on February 27, 2009, following a twelve-month strategic review, the combined temporary staffing business operations of

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Columbia Staffing, CBS Personnel, and Staffmark Investment were rebranded as “Staffmark.” In May 2010, we formally changed our name from CBS Personnel Holdings, Inc. to Staffmark Holdings, Inc.

CLIENTS

In 2010, we served approximately 6,000 clients across a broad range of industries, including manufacturing, transportation, retail, distribution, warehousing, automotive supply, construction, industrial, healthcare, and financial services. These clients range in size from small, local firms to large, regional, or national corporations. Our top ten clients accounted for approximately 22%, 25%, and 22% of revenues in 2010, 2009, and 2008, respectively. Our client assignments vary from a period of a few days to long-term, annual, or multi-year contracts. Our largest client represented approximately 5% of revenues in 2010.

OPERATIONS

We centralize our back office and shared support programs and activities. We are committed to increasing the efficiency of our centralized back office through the use of technology and third-party services. Our emphasis on technology and a centralized back office reduces the administrative burden placed on our branch office employees, allowing them to focus on sales and customer service thereby enhancing the overall efficiency and profitability of our business. We are also focused on our risk management programs. These practices have increased the safety of the work environment for our temporary workers, improved service to our customers, and mitigated our workers’ compensation expense.

Sales and marketing

Our marketing efforts are principally focused on branch-level development of local business relationships. Local salespeople are tasked with recruiting new clients and increasing usage by existing clients and are incentivized with compensation programs, as well as numerous contests and competitions. Regional or corporate resources, such as subject matter experts, assist local salespeople in closing potentially large accounts, particularly where they may involve an on-site presence by us. On the regional and national levels, marketing efforts are focused on expanding and aligning our services to fulfill the needs of clients with multiple locations, which may include establishing on-site locations.

We are focused on retaining our employees that interface with our clients, including our branch and account managers, and managing the rate of attrition among such employees. We evaluate employee turnover data on a quarterly basis, including exit interviews, to evaluate trends and ensure strategies are in place to retain top talent. Our strategy for the retention of such employees includes several key areas including competitive base pay, bonuses and benefits, recognition programs, training opportunities, and extensive employee communication.

Service strategy

We developed a service protocol designed to achieve optimal quality and service—the Staffmark Service Quality Process, or SSQP. The SSQP is our proven approach to developing customized staffing solutions for our key clients. By systematically deploying the SSQP, we organize our delivery model into six key

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components, as illustrated below, that fall within the following three implementation phases: (i) planning and assessment; (ii) control; and (iii) continuous improvement.

➢	Planning and Assessment—The planning phase of our SSQP model includes three critical components that enable us to gain a thorough understanding of the client’s requirements, which results in a customized solution designed to meet specific expectations. We first identify the client’s needs by conducting an in-depth site assessment, which may include job shadowing, participant interviews, benchmark review, and site challenge analysis. The primary goal of the site assessment is to better understand the client’s staffing model, hiring trends, as well as recruiting and order fulfillment needs. It is also used to develop an orientation process, understand existing turnover challenges, identify current attendance statistics and expectations, implement safety programs (if appropriate), and determine the appropriate measurement and reporting tools. Upon completion of the site assessment, we begin the service design phase, creating an effective solution for our client. Once the service solution is designed and agreed upon with our client, we implement the solution.

➢	Control—The control phase of our SSQP is comprised of two key steps. We often develop a key performance indicator, or KPI, matrix with a client to which we are held accountable. The KPI matrix outlines the goals established for key metrics to be discussed during regular service quality review meetings with our client’s management team. We begin this process by benchmarking our performance with the client for a predetermined period to establish acceptable KPIs. The KPIs most requested by our clients include retention/turnover, fill ratio, attendance/hours, safety/injuries, employee quality reviews, satisfaction survey results, and exit interview results. During the control phase we also capture client feedback using a variety of methods including business reviews, client surveys, temporary employee surveys, and focus groups to ensure we are meeting expectations.

➢	Continuous Improvement—The continuous improvement phase of our SSQP is a perpetual cycle, involving program modifications driven by on-going analysis of client and employee feedback, service delivery metrics, and operating processes. As clients’ staffing needs fluctuate with changes in the business environment, it is important that we are positioned to recognize these changes and respond to them by rapidly adjusting our staffing solutions. To maximize our ability to respond effectively to our clients’ changing needs, we conduct regular business reviews with our clients where we provide feedback and assess past performance, changing business conditions, and KPI benchmarks. This constant measurement and analysis enables us to provide a timely and proactive response to service improvement opportunities.

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Locations

We provide our staffing services through our over 300 locations across 32 states; 195 of these are branch locations and the remaining 118 are on-site and output solutions locations. The following table sets forth the number of our branch offices, on-site, and output solutions locations and the employee hours in each state, as of December 31, 2010, in which we operated for 2010.

		On-site
		and output
	Branch	solutions	Employee hours
State	offices(1)	locations	billed (000’s)

Alabama	2	—	492
Arkansas	16	3	4,999
Arizona	3	—	653
California	28	15	9,269
Colorado	2	—	435
Connecticut	1	2	443
Delaware	1	1	1,408
Georgia	7	8	2,914
Illinois	10	7	2,940
Indiana	7	7	2,937
Kansas	2	1	1,455
Kentucky	10	4	3,395
Massachusetts	2	1	229
Maryland	4	3	855
Missouri	1	3	699
Mississippi	2	—	580
Nebraska	—	1	0
North Carolina	10	6	3,611
New Jersey	4	6	1,059
Nevada	4	1	1,190
New York	3	2	734
Ohio	20	14	9,680
Oklahoma	2	—	185
Oregon	1	1	273
Pennsylvania	8	11	3,269
South Carolina	8	3	2,319
Tennessee	13	4	4,367
Texas	17	10	4,912
Virginia	5	1	1,371
Washington	2	2	301
Wisconsin	—	1	416

TOTAL	195	118	67,390

(1)	One branch was opened in Florida in January 2011 and one branch was closed in Illinois during the first quarter of 2011, with its accounts transferred to other branches. Neither of these events is reflected in the above table, which is as of December 31, 2010.

All of the above branch offices, along with our principal executive offices in Cincinnati, Ohio, are leased. Lease terms for branch offices generally range from one to five years. We do not anticipate any difficulty in renewing these leases or in finding alternate sites in the ordinary course of business.

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Delivery Models

Our clients access our services through one of three delivery models depending on their specific needs.

➢	Branch—Branch locations average approximately 2,100 square feet, a majority of which are storefront locations. Our branches provide a full range of staffing solutions, from light industrial to clerical, and may include a specialty, such as transportation, engineering, or professional services. Our typical branch clients range from small companies with periodic needs to mid-size companies with on-going needs. Branches are generally staffed with a branch manager, account managers, and may include support staff, as appropriate for the business volume. In addition to being responsible for the overall profitability of the branch, branch managers promote new business and supervise the staff. Each client is assigned an account manager, who is responsible for order fulfillment and monitoring the worksite performance of temporary employees.

➢	On-site—On-site locations operate within a client’s premises and serve as an extension of the client’s operations. A typical on-site staff consists of an on-site manager and may include one or more account managers. The on-site delivery model is designed to be a comprehensive program for our larger clients where the support team manages the day-to-day staffing needs of the client, including recruitment, on-boarding, attendance, coaching, and turnover of the contingent workforce. Additional service solutions include site-specific hiring/selection process, orientation programs, and employee performance management. Our on-site locations are highly strategic to our business. By physically co-locating with our larger clients, we believe they view us as a trusted partner. In addition, as we are not responsible for the overhead associated with on-site deployments, on-site delivery is a cost-effective way to fulfill large deployments of temporary employees.

➢	Output solutions—Our output solutions delivery model combines industrial engineering principles with human resource management to create a workforce model focused on productivity improvement. In this model, we manage the labor and output component of a discrete activity or process. We start with an engineering study or assessment, which includes a time and motion study and an evaluation of the client’s workflow process. Based on the results of our initial analysis, we optimize the workflow process, establish production and quality standards, and identify critical skill requirements. Subsequent to that, we establish a productivity based compensation plan based on engineered standards. The client pays a per unit cost versus a more typical hourly bill rate. All work is performed within the client’s facility, and we are responsible for cost of labor, quality, and production standards.

Hiring process

We develop proactive recruiting plans based on forecasts of our clients’ needs. The plans include information on resources, forecasts, recruiting ideas, hiring ratios needed to reach fulfillment goals, source tracking, demographics, and wage analysis. We regularly update wage analysis information to ensure that we provide a competitive wage on behalf of our clients.

Our recruiting methodology, which is used by all delivery models as well as the Talent Acquisition Group, is based on several factors. We use a targeted approach that includes a review of market demographics, identification of the hiring competition, and the creation of recruiting materials that solicit employees with desired attributes. Execution is aggressively approached with defined applicant goals, and the enlistment of a wide array of sources such as internet, job boards, community organizations, education institutions, job fairs, open houses, referrals, social organizations, and unemployment offices. Based on these initiatives, recruiting is proactive through the effective forecasting of recruiting needs and established hiring ratios.

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Our screening process includes interviews, skills and/or behavioral assessments, education and reference verification, and may include client-specific screening such as drug and background screening. The following chart outlines our process for screening and assessing candidates.

We have developed and implemented an interview process that is used for each candidate. With each prospective temporary employee, we discuss the candidate’s job history, career objectives and skills, and conduct a behavioral based interview. We assess applicant proficiency levels through various screening processes, which may include our proprietary distribution simulation centers and forklift validation centers, as well as a variety of commercially available software solutions such as Prove It! This plays a crucial role in placing the right temporary employees with our clients.

RISK MANAGEMENT

Workers’ Compensation Program

As the employer of record, we are responsible for complying with applicable statutory requirements for workers’ compensation coverage. State law (and in certain circumstances, federal law) generally mandates that an employer reimburse its employees for the costs of medical care and other specified benefits for injuries or illnesses, including catastrophic injuries and fatalities, incurred in the ordinary course of employment. The benefits payable for various categories of claims are determined by state regulation and vary with the severity and nature of the injury or illness and other specified factors. In return for this guaranteed protection, workers’ compensation is the exclusive remedy for injured employees who are then generally precluded from seeking additional damages from employers. Most states require employers to maintain workers’ compensation insurance or otherwise demonstrate financial responsibility to meet workers’ compensation obligations.

For each workers’ compensation claim, we are responsible for the first $1.0 million. We self-insure our workers’ compensation exposure for a portion of our employees working in three states. In the states where we do not self-insure, we purchase insurance through insurance carriers and, in one state, we participate in a state-run insurance fund. We have insurance coverage for liabilities over $1.0 million. In addition, we maintain standby letters of credit to support our self-insured and large deductible-related reserves. As of March 31, 2011, we were required to post approximately $73.1 million for letters of

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credit related to our workers’ compensation arrangements. Our workers’ compensation reserve is established using estimates of the future cost of claims and related expenses. Our reserve as of March 31, 2011 was approximately $57.6 million, the current portion of which was approximately $16.7 million. As we grow our business, we generally anticipate the amount of our outstanding standby letters of credit and workers’ compensation reserve will increase.

Safety

We are committed to the safety of our employees. Our goal is to provide our employees with a safe and healthy environment in which to work. We have a team of field-based safety specialists working with our locations and our clients to support our commitment to safety. Depending on the industry, our safety program requires that each client have a safety review prior to the placement of our employees into the work environment. This safety review is completed by a member of our safety team or a trained field member. Each employee is educated with general safety guidelines prior to placement in any light industrial environment including the viewing of an Occupational Safety and Health Administration, or OSHA, approved temporary employee safety training video.

As an employer with self-insurance and large deductible plans for workers’ compensation, our workers’ compensation expense is tied directly to the incidence and severity of workplace injuries sustained by our employees. We seek to contain our workers’ compensation costs through a proactive front-end client selection process in order to mitigate the acceptance of high risk situations. In addition, we take an aggressive approach to claims management, including: promptly performing thorough on-site investigations; requiring incident based drug testing; working with physicians to encourage efficient medical management of cases; denying questionable claims; and attempting to negotiate early settlements to mitigate contingent and future costs and liabilities. Where possible, we assign injured workers to short-term, light-duty assignments that accommodate physical limitations.

TECHNOLOGY

We use various software and technology platforms to support our field personnel and corporate back-office. Our field personnel use these systems to assist in candidate searches, recruiting, client order management, client service, sales management, and payroll entry and submission. Our corporate back-office uses these systems to process payroll, invoicing, and management and financial reporting. These systems also provide for the sharing of information between field personnel and corporate headquarters.

We are currently operating two human resource management platforms, PeopleSoft and Tempware. We are currently consolidating all locations onto the PeopleSoft platform. Consolidating our human resource management platform into PeopleSoft will improve productivity for our field and corporate support teams, improve reporting capabilities both internally and for our clients, and enhance our ability to interface with other technology solutions by using a single database across all locations.

COMPETITION

The temporary staffing industry in the United States is highly fragmented and according to IBISWorld, consists of approximately 9,000 firms. We compete with both large, national, and small local staffing companies. Competition in the temporary staffing industry, we believe, revolves around quality of service, reputation, and price. The largest companies in the United States specializing in temporary staffing services are Adecco, Allegis, Kelly Services, ManpowerGroup, Randstad Holding, and Robert Half International.

EMPLOYEES

As of March 31, 2011, our corporate staff included approximately 139 employees and our field operations included approximately 946 employees. Neither we nor any of our employees are subject to a collective

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bargaining agreement, except for approximately 50 of our leased employees who are subject to a collective bargaining agreement where the client is the party of interest for the National Labor Relations Board. We believe that we maintain good relationships with our employees.

TRADE NAMES

We own various trade names and actively use the trade names Staffmarktm and Columbia Healthcare Servicestm. We believe these actively used trade names have strong brand equity in their markets and have significant value to our business.

REGULATORY ENVIRONMENT

In the United States, temporary employment services firms are considered the legal employers of their temporary workers. Therefore, federal and state laws regulating the employer/employee relationship, such as tax withholding and reporting, social security and retirement, equal employment opportunity, and Title VII Civil Rights laws and workers’ compensation, including those governing self-insured employers under the workers’ compensation systems in various states, govern our operations. By entering into a co-employer relationship with employees who are assigned to work at client locations, we assume certain obligations of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment, and outsourcing arrangements, many of these laws do not specifically address the obligations of nontraditional employers. In addition, the definition of “employer” under these laws is not uniform.

Although compliance with these requirements imposes additional financial risk on us, particularly with respect to those clients who breach their payment obligations to us, such compliance has not had a material adverse impact on our business to date. We believe that our operations are in compliance in all material respects with applicable federal and state laws.

LEGAL PROCEEDINGS

We are the subject of two class action lawsuits, Jaramillo v. Staffmark Inc., et al and Lopez v. Staffmark Investment LLC, pending in the Los Angeles County Superior Court and Riverside County Superior Court, respectively. Both cases involve claims for statutory monetary damages from current and former employees resulting from alleged violations of the California Labor Code. The Jaramillo case was instituted on September 18, 2009 and principally involves allegations that we caused employees to forfeit certain vacation wages, incorrectly calculated tenure bonuses, violated a wage order, failed to pay reporting time pay, failed to pay required wages at termination, failed to provide accurate wage statements, and engaged in unfair business practices. The Lopez case was instituted on October 20, 2010 and principally involves allegations that we failed to pay for certain meal and rest periods, failed to pay certain overtime, failed to pay minimum wage in some instances, failed to split shift premiums, failed to indemnify employees for uniform and equipment costs, failed to pay reporting time pay, failed to pay required wages at termination, failed to provide accurate wage statements, engaged in unfair business practices and violated the Private Attorney General Act. The two cases involve significant overlapping issues. Accordingly, our motion to coordinate the cases was recently approved and proceedings are stayed in both matters pending the assignment of a coordination trial judge. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from these proceedings, and, accordingly, no amounts have been provided in the accompanying financial statements. We believe we have meritorious defenses to the allegations and will continue to vigorously defend against the litigation.

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We are also involved in a number of other lawsuits that arise in the ordinary course of our business. We maintain insurance in amounts and with such coverage and deductibles that we believe are reasonable and prudent. The principal risks that we insure against are workers’ compensation, personal injury, bodily injury, property damage, professional malpractice, errors and omissions, and fidelity losses. We also have the typical wage and hour matters and employment issues (mainly filed against our customers) in the ordinary course of business. Management does not expect that the outcome of any of the ordinary course of business lawsuits relating to such matters will have a material adverse effect on our financial condition, results of operations, or cash flows.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors as of May 1, 2011 and the composition of our board committees upon consummation of this offering:

Name	Age	Position(s)

Lesa J. Francis	53	President, Chief Executive Officer, and Director
William E. Aglinsky	59	Executive Vice President and Chief Financial and Administrative Officer
Kathryn S. Bernard	57	Executive Vice President of Corporate Risk, General Counsel, and Secretary
Suzanne M. Perry	48	Senior Vice President, Human Resources
D. Eugene Ewing(1)(2)(3)	62	Chairman of the Board
Robert Janes(3)	44	Director
Frederick L. Kohnke	61	Director
John LaBarca(1)(2)(3)	68	Director
Stephen Russell(1)(2)	71	Director
Elias J. Sabo	40	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Lesa J. Francis has served as our President since January 2010, as our Chief Executive Officer since March 2011, and as a director since April 6, 2011. From 1991 to 2005, Ms. Francis held various positions at SFN Group, a recruiting and staffing provider, including Senior Vice President of Business Development and Operations. In that position, she had national responsibility for their Staffing and Workforce Management business. Prior to her 14 years at SFN Group, Ms. Francis held various positions with Adia (now Adecco S.A.), from Branch Manager to Regional Vice President. She received her undergraduate degree in Business Management from Northwest Missouri State University. Ms. Francis has an extensive and distinguished career in the staffing industry with executive management experience at a large public company and an in-depth knowledge of our Company from her experience as our President and Chief Operating Officer. Ms. Francis brings to the Board a breadth of knowledge of the staffing industry and a keen sense of the economic and labor trends in the industry.

William E. Aglinsky has served as our Executive Vice President and Chief Financial and Administrative Officer since January 2010 and our Chief Financial Officer since October 2003. Prior to joining Staffmark, Mr. Aglinsky spent 16 years with Cleveland-based Management Recruiters International, or MRI, a human resources solutions provider. Mr. Aglinsky served as Chief Financial and Administrative Officer of MRI. Prior to MRI, Mr. Aglinsky held a number of senior financial management positions in industry and public accounting. He received his B.S. degree in Business Administration from West Virginia University, and is a certified public accountant.

Kathryn S. Bernard has served as our Executive Vice President and General Counsel since November 1996. In her 14-year tenure, Kathryn designed our self-insured and self-administered workers’ compensation program and developed related protocols and policies for employment practices, loss control, safety, litigation, drug testing, and background checking. Ms. Bernard is active in state and national legislative efforts that affect the staffing industry and has written numerous articles for specialty publications on workers’ compensation issues and employee leasing. Previously, she was the

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regional vice president of workers’ compensation, unemployment, and employment practices for a national insurance brokerage firm. She received her B.A. degree from the University of Cincinnati and her J.D. from the University of Cincinnati College of Law.

Suzanne M. Perry has served as our Senior Vice President, Human Resources since January 2010. Ms. Perry joined our company in March 2001 as Vice President, Human Resources and served in that capacity until her promotion in January 2010 to Senior Vice President, Human Resources. She has over 25 years experience in human resources management, specializing in employee relations, compensation, benefits, recruitment, selection, and legal compliance. She previously held senior human resources positions, both domestic and abroad, at various Fortune 500 companies. Ms. Perry is a member of the Society for Human Resources and received her professional certification in 1994. She received her B.S. degree in Business Administration from San Jose State University and her M.B.A. from Thomas More College.

Elias J. Sabo has served as a director since August 1999. Since 1998, Mr. Sabo has served as a founding partner at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI) and other alternative asset vehicles. Prior to joining Compass Group, Mr. Sabo worked in the acquisition department for Colony Capital, a Los Angeles-based real estate private equity firm, from 1992 to 1996 and as a healthcare investment banker for CIBC World Markets (formerly Oppenheimer & Co.) from 1996 to 1998. Mr. Sabo brings to our Board business leadership experience, an extensive understanding of investment activities, and public company experience with governance and risk management. His in-depth investment experience with CODI enables him to advise the Board on various strategic and business matters.

D. Eugene Ewing has served as Chairman of the Board of Directors since November 2007 and as director since March 2004. Mr. Ewing has been the managing member of Deeper Water Consulting, LLC, a private wealth and business consulting company, since March 2004. Previously, Mr. Ewing was with Fifth Third Bank. Prior to that, Mr. Ewing was a partner in Arthur Andersen LLP. Mr. Ewing is on advisory boards for the business schools at Northern Kentucky University and the University of Kentucky. Mr. Ewing is a member of the board of directors of Compass Group Diversified Holdings LLC and a director of a private trust company located in Wyoming and a private consulting company located in California. Mr. Ewing is a graduate of the University of Kentucky. As a former partner with a respected independent registered public accounting firm, Mr. Ewing brings to our Board substantial experience with complex accounting and reporting issues, SEC filings, and corporate transactions.

Robert Janes has served as a director since our acquisition of Staffmark Investment LLC in January 2008. Since 1999, Mr. Janes has held senior positions at Stephens Capital Partners LLC, a Little Rock-based private investment firm, and has served as Managing Director of Stephens since June 2006. The primary shareholder of Stephens Capital Partners LLC and its affiliates hold a majority position in Staffing Holding LLC, which is a significant stockholder of our company. As a Managing Director of Stephens, Mr. Janes serves on the boards of several of its privately-held portfolio companies. He received his B.B.A. from Southern Methodist University and his M.B.A. from The Wharton School of the University of Pennsylvania. The Board believes that Mr. Janes’ finance, business leadership, knowledge of investment and financing activities, and prior board experiences qualify him for service as a director.

Frederick L. Kohnke has served as a director since February 2001. Mr. Kohnke served as our President and Chief Executive Officer from February 2001 to March 2011. Prior to joining our company, Mr. Kohnke held senior financial and general management positions in related service companies. He received his B.S. degree in Accounting from Northern Illinois University, and his M.B.A. in Finance from Loyola University in Chicago, and is a certified public accountant. As a result of these professional and other experiences, Mr. Kohnke possesses knowledge and experience in business leadership, finance and accounting, and has an in-depth understanding of the Company’s history and the staffing and

Management

recruiting industry due to his long service on the Board and as the Company’s President and Chief Executive Officer, which strengthen the Board’s overall knowledge, capabilities, and experience.

John LaBarca has served as a director since May 2011. Mr. LaBarca has been retired since February 2005. Prior to that, he worked as a consultant at Time Warner, Inc. from February 2002 to February 2005 and was Senior Vice President of Financial Operations of Time Warner, Inc. from February 2000 to February 2002. Prior to February 2002, he held several other positions with Time Warner, Inc. since joining in May 1993 including Senior Vice President, Controller and Chief Accounting Officer, and Vice President Internal Audit. Prior to joining Time Warner, Inc., Mr. LaBarca spent 28 years in the public accounting profession gaining extensive experience in auditing privately and publicly owned companies. He received his B.B.A. from Adelphi University and is a member of the American Institute of Certificate Public Accountants and the New York State Society of CPAs. As a result of his substantial experience in the public accounting profession and as a senior executive with Time Warner, Inc., Mr. LaBarca brings to our Board an in-depth understanding of the internal audit function. In addition, Mr. LaBarca’s experience in managing revenue and cost synergies at Time Warner, Inc., coupled with his experience in integrating acquired businesses, will provide our Board with an experienced perspective in implementing our business strategy.

Stephen Russell has served as a director since April 2002. Mr. Russell has been Chairman of the Board and Chief Executive Officer of Celadon Group, Inc. (NYSE: CGI) since its inception in July 1986 and served as President of Celadon Group, Inc. from September 2000 to October 2004. In addition to his roles within Celadon, he is a member of the American Trucking Associations’ Executive Committee and serves as Chairman of their Audit Committee. He previously served as the Chairman of the Homeland Security Policy Committee of the American Trucking Associations as a member of the Board of the Truckload Carriers Association. Mr. Russell currently serves as Chairman of the Board of Governors of the Indianapolis Museum of Art. The Board believes that Mr. Russell’s significant and extensive understanding of the transportation business and industry developed over the past 25 years, as well as his leadership skills, qualify him for continued service as a director.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified.

COMPOSITION OF BOARD OF DIRECTORS

At or prior to consummation of this offering, our board of directors will consist of seven members as we expect our board of directors to appoint one additional “independent” director as defined under the rules of the New York Stock Exchange.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective before completion of this offering, will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

➢	the Class I directors will be D. Eugene Ewing, Lesa Francis, and Elias Sabo, and their terms will expire at the annual meeting of stockholders to be held in 2012;

➢	the Class II directors will be Robert Janes and Stephen Russell, and their terms will expire at the annual meeting of stockholders to be held in 2013; and

➢	the Class III directors will be Frederick Kohnke and John LaBarca, and their terms will expire at the annual meeting of stockholders to be held in 2014.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes

Management

so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

DIRECTOR INDEPENDENCE

Upon the completion of this offering, we intend to have our common stock listed on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of our board of directors within a specified period of the completion of this offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In          , our board of directors undertook a review of its composition, the composition of its committees, and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, our board of directors has determined that none of Messrs. Ewing, Janes, LaBarca, and Russell, representing four of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. Our board of directors also determined that Messrs. Ewing, LaBarca, and Russell, who will comprise our audit committee, Messrs. Ewing, LaBarca, and Russell who will comprise our compensation committee, and Messrs. Ewing, Janes, and LaBarca, who will comprise our nominating and governance committee, satisfy the independence standards for those committees established by the rules of the New York Stock Exchange and (in the case of the audit committee) the applicable SEC rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

RISK MANAGEMENT AND OVERSIGHT

Our full board of directors oversees our risk management process. Our board of directors oversees a company-wide approach to risk management, carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks.

While the full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee oversees management of enterprise risks as well as financial risks, and effective upon the consummation of this offering, will also be responsible for overseeing potential conflicts of interests. Effective upon the listing of our common stock on the New York Stock Exchange, our nominating and

Management

corporate governance committee will be responsible for overseeing the management of risks associated with the independence of our board of directors. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board and its committees.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee, each of which will have the composition and responsibilities described below.

Audit committee

Our audit committee will be comprised of Messrs. Ewing, LaBarca, and Russell, each of whom is a non-employee member of our board of directors. Mr. LaBarca will be the chairperson of our audit committee. All of the members of the audit committee are financially literate and have accounting or related financial management expertise within the meaning of the rules of the New York Stock Exchange. Our board of directors has determined that Mr. Ewing qualifies as an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Our audit committee will be responsible for, among other things:

➢	reviewing and approving the selection of our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

➢	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

➢	reviewing the adequacy and effectiveness of our internal control policies and procedures;

➢	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

➢	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation committee

Our compensation committee will be comprised of Messrs. Ewing, LaBarca, and Russell. Mr. Russell will be the chairperson of our compensation committee. The compensation committee will be responsible for, among other things:

➢	overseeing our compensation policies, plans, and benefit programs;

➢	reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations, or arrangements;

➢	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

➢	administrating our equity compensation plans.

Management

Nominating and corporate governance committee

Our nominating and corporate governance committee will be comprised of Messrs. Ewing, Janes, and LaBarca. Mr. LaBarca will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for, among other things:

➢	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

➢	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

➢	reviewing the succession planning for our executive officers;

➢	overseeing the evaluation of our board of directors and management; and

➢	recommending members for each board committee to our board of directors.

DIRECTOR COMPENSATION

Following the completion of this offering, we intend to pay an annual retainer fee of $40,000 to the chairman of our board of directors and an annual retainer fee of $37,500 to each non-employee director. We intend to pay an annual fee of $5,000 to the chairs of each of the compensation committee and nominating and corporate governance committee, and annual fee of $15,000 to the chair of the audit committee. In addition, we intend to pay a fee of $1,000 to the members of each of the compensation committee and nominating and corporate governance committee, and a fee of $2,500 to each member of the audit committee, for their participation in each of the respective committee meetings.

Following the completion of this offering, non-employee directors will each receive an annual grant of restricted shares of common stock with a value of $37,500. The first grant will be made shortly following the completion of this offering and the number of shares will be based upon the fair market value on the date of the grant. The restricted stock grant will vest in full on the first anniversary of the date of the grant.

Our employees who serve as directors receive no additional compensation, although we may reimburse them for travel and other expenses.

Following the offering, we may re-evaluate and, if appropriate, adjust the fees and stock awards granted to directors as compensation in order to ensure that our director compensation is commensurate with that of similarly situated public companies.

The following table provides information for fiscal year ended December 31, 2010, regarding all plan and non-plan compensation awarded to, earned by, or paid to, each person who served as a director for some portion or all of 2010:

	Fees earned
	or paid in
Name	cash	Total

D. Eugene Ewing	$12,000	$12,000
Stephen Russell	$24,000	$24,000
David Bartholomew(1)	$30,000	$30,000

(1)	Effective March 31, 2011, Mr. Bartholomew resigned as a director.

Management

CORPORATE GOVERNANCE POLICY

Our board of directors has adopted a corporate governance policy to assist the board in the exercise of its duties and responsibilities and to serve the best interests of us and our stockholders. A copy of this policy will be posted on our website upon completion of this offering. These guidelines, which provide a framework for the conduct of the board’s business, provide that:

➢	directors are responsible for attending board meetings and meetings of committees on which they serve and to review in advance of meetings material distributed for such meetings;

➢	the board’s principal responsibility is to oversee and direct our management in building long-term value for our stockholders and to assure the vitality of Staffmark for our customers, clients, employees, and the communities in which we operate;

➢	at least a majority of the board shall be independent directors;

➢	our nominating and corporate governance committee is responsible for nominating members for election to our board of directors and will consider candidates submitted by stockholders;

➢	our board of directors believes that it is important for each director to have a financial stake in us to help align the director’s interests with those of our stockholders;

➢	although we do not impose a limit to the number of other public company boards on which a director serves, our board of directors expects that each member be fully committed to devoting adequate time to his or her duties to us;

➢	the independent directors meet in executive session on a regular basis, but not less than quarterly;

➢	each of our audit committee, compensation committee, and nominating and corporate governance committee must consist solely of independent directors;

➢	new directors participate in an orientation program and all directors are encouraged to attend, at our expense, continuing educational programs to further their understanding of our business and enhance their performance on our board; and

➢	our board of directors and its committees will sponsor annual self-evaluations to determine whether members of the board are functioning effectively.

CODES OF BUSINESS CONDUCT AND ETHICS

We expect our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our chief executive officer, chief financial officer, and those officers responsible for financial reporting. Upon completion of this offering, the code of business conduct and ethics will be available on our website at www.staffmark.com. Information on, or accessible through, our website is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee.

Executive compensation

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for 2010 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

Introduction

The purpose of this compensation discussion and analysis is to provide information about the compensation earned by or paid to our named executive officers and to explain the material elements of that compensation, including the basis for determining the elements of compensation and how those elements fit into our overall compensation objectives. It should be read in conjunction with the “Summary Compensation Table” and related tables that are presented below.

Objectives of our executive compensation program

Our compensation program for our named executive officers is designed to achieve the following objectives:

➢	attract, retain, and incentivize talented and experienced executives to successfully lead and manage our business and personnel;

➢	reward our executives fairly for strong business results and performance; and

➢	align the interests of our executives with the interests of our stockholders.

We use a mix of short-term compensation in the form of base salaries and cash incentive bonuses and long-term compensation in the form of stock options to provide a total compensation structure that is designed to achieve these objectives.

Determining executive compensation

The compensation committee of our board of directors, the members of which are appointed by our board, is responsible for developing, administering, and interpreting the compensation program for our executive officers and other key employees. Although the compensation committee has the authority to retain consultants and other advisors to assist it with its duties, for 2010, it did not do so. Historically, our CEO makes recommendation to the compensation committee regarding the salaries, bonuses, and option grants for key employees, including all executive officers (other than our CEO). Following the completion of this offering, our CEO will continue to make such recommendations.

On an annual basis, the compensation committee will conduct a thorough review and assessment of each executive’s performance, compensation, and development objectives and, where applicable, considers our CEO’s recommendations. This process includes a review of each element of total compensation individually and total compensation in aggregate. Based on its review, the compensation committee makes recommendations to our board of directors for approval of compensation or each of our named executive officers.

For our CEO, the compensation committee establishes performance objectives on an annual basis. The compensation committee also evaluates the CEO’s performance and, based thereon, makes recommendations for our CEO’s compensation to our board of directors. The CEO’s total

Executive compensation

compensation is comprised of the same elements as all the named executives. The determination of the CEO’s compensation, and of our other named executive officers, is based on the measures and responsibilities deemed by the compensation committee to be relevant and historically has taken into account available data relating to the compensation practices of other companies within and outside our industry. However, we have not formally benchmarked the compensation of our executives against any group of peer companies.

Elements of compensation program

Overall, the compensation program for our named executive officers is designed to achieve and be consistent with the objectives and philosophies described herein. The principal elements of our executive officer compensation program are:

➢	base salaries;

➢	annual incentive bonuses;

➢	equity-based incentives;

➢	severance benefits; and

➢	other benefits.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward achievement of financial, operational, and strategic objectives, and align the interests of our named executive officers and other senior personnel with those of our stockholders.

Base salaries

Base salaries for our executive officers are determined annually by an assessment of our overall financial and operating performance, each executive officer’s performance evaluation, and changes in executive officer responsibilities. While many aspects of performance can be measured in financial terms, senior management is also evaluated in areas of performance that are more subjective. These areas include the development and execution of strategic plans, the exercise of leadership in the development of management and other employees, innovation and improvement in our business activities, and each executive officer’s involvement in industry groups and in the communities that we serve. We seek to compensate our executive officers for their performance throughout the year with annual base salaries that are fair and competitive within our marketplace. We believe that executive officer base salaries should be competitive with salaries for executive officers in similar positions and with similar responsibilities in our marketplace and adjusted for financial and operating performance and each executive officer’s performance evaluation, length of service with us, and previous work experience. Individual salaries have historically been established by the Board based on the general industry knowledge and experience of the directors on our Board, in alignment with these considerations and with reference to industry survey data, to ensure the attraction, development, and retention of superior talent. Going forward, we expect that determinations will continue to focus on the above considerations and will also be made based upon relevant market data.

Our board of directors provided base salary increases in 2010 to certain of our named executive officers as provided in the table below. From time to time, our board of directors provides base salary “merit” increases to our executive officers based on the compensation committee’s subjective assessment of each named executive officer’s performance. However, following its review of the considerations set forth above, and on the recommendation of the compensation committee, no such merit increases were awarded in 2010. Rather, all 2010 base salary increases were in connection with promotions of the receiving executive officer.

Executive compensation

		Base salary	2010 base salary
	Base salary at	increase	following
Name	start of 2010	in 2010(1)	increase

Lesa J. Francis	$325,000	$25,000	$350,000
Frederick L. Kohnke	500,000	—	500,000
William E. Aglinsky	300,000	—	300,000
Kathryn S. Bernard	215,000	—	215,000
Suzanne M. Perry	165,000	10,000	175,000

(1)	Base salary increases were awarded in 2010 only to those executive officers who received promotions in connection with such promotions. Ms. Francis was promoted to President and Chief Operating Officer, and Ms. Perry was promoted to Senior Vice President, Human Resources.

Annual incentive bonuses

As one way of accomplishing compensation objectives, executive officers are rewarded for their contribution to our financial and operational success through the award of discretionary annual incentive cash bonuses. Annual incentive awards, if any, for executive officers are determined by the compensation committee based upon (other than for our CEO) the CEO’s recommendations.

While target bonuses for our executive officers (other than our CEO) are initially set at percentages or dollar amounts that are 30% to 60% of their base salaries, the compensation committee has broad discretion to retain, reduce, or increase the award amounts when making its final bonus determinations. As individually negotiated with our former CEO and set forth in his employment agreement, target bonus amounts consisted of a discretionary component (up to 30% of his base salary and subject to broad discretion by the compensation committee) and an objective component (up to 90% of base salary based on achievement of pre-defined full year adjusted earnings of the company and its subsidiaries before interest, taxes, depreciation and amortization, or Adjusted EBITDA, targets). Although we have not entered into employment agreements with any of our other executive officers that obligate us to pay annual bonuses to them, these executive officers have historically been paid, and we intend to continue to pay them, annual bonuses, based largely on achieving our Adjusted EBITDA targets, in order to motivate them to achieve superior performance and to provide them with competitive amounts of total compensation.

The annual incentive bonuses (similar to other elements of the compensation provided to executive officers) are not based on a prescribed formula or pre-determined goals or performance targets (other than the objective component of our former CEO’s bonus), but rather have been determined on a subjective basis and generally have been based on a subjective evaluation of individual, company-wide, and industry performances. Our board of directors and the compensation committee believe that this approach to assessing performance results in a more comprehensive evaluation of compensation decisions, and have recognized the following factors in making discretionary annual bonus recommendations and determinations:

➢	subjective performance evaluation based on our financial performance and on individual qualitative performance;

➢	length of service with us; and

➢	the scope, level of expertise, and experience required for the executive officer’s position.

The compensation committee and our board of directors believe that these factors help to align individual compensation with competency and contribution.

For 2010, actual Adjusted EBITDA exceeded our Adjusted EBITDA target, resulting in the maximum amount for the objective component of the annual incentive bonus for each of our named executive officers, including our former CEO.

Executive compensation

In determining the annual incentive bonuses for 2010, the compensation committee determined that each named executive officer made positive contributions to our financial performance. Among other items, the compensation committee identified the following areas of success for each of our named executive officers:

➢	Each of Ms. Francis and Mr. Kohnke was successful in driving the significant productivity increases that contributed to our improved financial performance in 2010;

➢	Mr. Aglinsky was successful in managing our working capital growth and in otherwise proactively addressing our financial stability, as well as in leading the consolidation of our locations onto the PeopleSoft management platform;

➢	Ms. Bernard was successful in directing our company-wide approach to risk management, thereby facilitating the establishment of a healthy and safe work environment for our employees and the containment of our workers’ compensation costs; and

➢	Ms. Perry was successful in effectively managing our human resource functions, thereby minimizing employee turnover, as well as in leading our effort to analyze the impact of current legislation on our current and future operations.

As a result of the above qualitative assessment by the compensation committee of individual performance and based on our financial performance, and in order to provide total cash compensation for the year that was competitive and consistent with total cash compensation provided by other companies in our industry, as recommended by the compensation committee and based on their industry knowledge and experience, our board of directors determined to award the incentive bonus amounts set forth in the table below to our named executive officers in 2010.

Name	2010 bonus

Lesa J. Francis	$262,500
Frederick L. Kohnke	600,000
William E. Aglinsky	202,500
Kathryn S. Bernard	96,750
Suzanne M. Perry	78,750

For years subsequent to 2010, the compensation committee expects that it will continue to base annual incentive compensation award recommendations on both Company-wide and industry criteria.

Equity-based awards—stock option grants

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers. Our equity-based incentives have historically been granted in the form of options to purchase shares of our common stock under, originally, our 1999 Stock Option Plan, which expired in 2009. During 2010, we granted options under our 2009 Stock Option Plan. We believe that equity grants align the interests of our named executive officers with our stockholders, provide our named executive officers with incentives linked to long-term performance and create an ownership culture. In addition, the vesting feature of our equity grants contributes to executive retention because this feature provides an incentive to our named executive officers to remain in our employ during the vesting period. To date, we have not had an established set of criteria for granting equity awards; instead our compensation committee has exercised its judgment and discretion, in consultation with our CEO (except with respect to awards to our CEO), and considered, among other things, the role and responsibility of the named executive officer, competitive factors, the amount of stock-based equity compensation already held by the named executive officer, and the cash-based compensation received by the named executive officer, as well as the positive contributions and successes of our named executive officers that were considered in the determination of their annual incentive bonuses, to determine its recommendations for equity awards. Based on these recommendations of our compensation committee,

Executive compensation

our board of directors approved the stock option grants in 2010 as set forth in the “Equity-based awards—Stock option grants” table.

Severance benefits

We entered into severance agreements with each of our named executive officers (other than our former CEO, whose severance provisions in his employment agreement are no longer in effect) that require specific payments to be provided to them in the event of the termination of such executive officer’s employment by us without cause or, during the one year following a change of control, by us without cause or by such executive officer for Good Reason. See “Executive compensation—Compensation discussion and analysis—Potential payments upon employment termination.”

Perquisites

Other than monthly car allowances for our former CEO of $1,000, Ms. Francis of $800, and Ms. Perry of $500, we do not provide perquisites to our named executive officers.

Other benefits

We provide the following benefits to our named executive officers on the same basis provided to all of our employees (except for contributions to our executive bonus plan, which plan is available only to our executive officers and other highly compensated employees as defined in the Internal Revenue Code of 1986):

➢ health, dental, and vision insurance;

➢ life insurance and accidental death and dismemberment insurance;

➢ executive bonus plan contributions; and

➢ long-term disability.

Our named executive officers are eligible to participate in our executive bonus plan, which is a nonqualified deferred compensation plan. This plan is intended to help us attract and retain key employees by providing them with the opportunity to defer receipt of a portion of their compensation and plan for retirement. Our executive bonus plan allows eligible employees, including our named executive officers, to allocate a portion of their annual compensation and to receive matching company contributions which cannot be provided to them under our 401(k) plan, due to limitations under the Internal Revenue Code of 1986.

Executive compensation

SUMMARY COMPENSATION TABLE FOR 2010

The following table sets forth certain information with respect to the compensation paid to our named executive officers for the fiscal year ended December 31, 2010:

			Option	All Other
	Salary	Bonus	awards	compensation		Total
Name and principal position	($)	($)(3)	($)(4)	($)(5)		($)

Lesa J. Francis(1)	$349,519	$262,500	$405,200	$18,105	(6)	$1,035,324
President and Chief Executive Officer
Frederick L. Kohnke(2)	500,000	600,000	254,700	42,075	(7)	1,396,775
Former Chief Executive Officer
William E. Aglinsky	300,000	202,500	242,800	20,014	(8)	765,314
Executive Vice President and Chief Financial and Administrative Officer
Kathryn S. Bernard	215,000	96,750	56,600	14,393	(9)	382,743
Executive Vice President, General Counsel, and Secretary
Suzanne M. Perry	174,808	78,750	56,600	16,800		326,958
Senior Vice President, Human Resources

(1)	Ms. Francis served as our President and Chief Operating Officer throughout 2010. In March 2011, she was promoted to President and Chief Executive Officer.

(2)	Mr. Kohnke resigned as our CEO in March 2011 in connection with his retirement. He continues to work for us as a consultant.

(3)	Amounts in this column represent discretionary cash bonuses paid in fiscal 2010 to the respective named executive officers.

(4)	The amounts in this column represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718.

(5)	This column represents all other compensation paid to the named executive officers for employer HCE matches, executive disability insurance, car allowance, and other benefits, none of which individually exceeded $10,000 (except, as described in the notes below, for Mr. Kohnke’s car allowance and contributions to the executive bonus plans of Ms. Francis, Mr. Kohnke, Mr. Aglinsky and Ms. Bernard).

(6)	This amount includes $14,372 received by Ms. Francis for contributions we made to her executive bonus plan.

(7)	This amount includes $12,000 received by Mr. Kohnke for his auto allowance and $24,019 for contributions we made to his executive bonus plan.

(8)	This amount includes $15,200 received by Mr. Aglinsky for contributions we made to his executive bonus plan.

(9)	This amount includes $10,350 received by Ms. Bernard for contributions we made to her executive bonus plan.

Executive compensation

GRANTS OF EQUITY-BASED AWARDS IN FISCAL 2010

The following table provides information regarding grants of stock options to each of our named executive officers during the year ended December 31, 2010:

Equity-Based Awards—Stock Option Grants
For the Year Ended December 31, 2010

			Exercise or base	Grant date fair
		Number of shares	price of option	value of option
		acquired on exercise	awards	awards(1)
Name	Grant date	(#)	($/share)	($)

Lesa J. Francis	12/21/2010	20,000	10.77	226,400
	1/5/2010	60,000	6.00	178,800
Frederick L. Kohnke	12/21/2010	22,500	10.77	254,700
William E. Aglinsky	12/21/2010	17,500	10.77	198,100
	1/5/2010	15,000	6.00	44,700
Kathryn S. Bernard	12/21/2010	5,000	10.77	56,600
Suzanne M. Perry	12/21/2010	5,000	10.77	56,600

(1)	The amounts in this column represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718.

Executive compensation

OUTSTANDING EQUITY-BASED AWARDS AT FISCAL YEAR-END 2010

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at December 31, 2010:

	Option awards
			Number of	Number of
			securities	securities
			underlying	underlying	Option
			unexercised	unexercised	exercise
			options	options	price per	Option
			(#)	(#)	share	expiration
Name	Grant Date		exercisable	unexercisable	($)	date

Lesa J. Francis	12/21/2010	(1)		20,000	10.77	12/21/2020
	1/5/2010	(1)		60,000	6.00	1/5/2020
	7/29/2009	(1)	30,000	60,000	6.00	7/29/2019
	1/21/2008	(2)	22,500	22,500	24.83	1/21/2018
	10/2/2006	(4)	40,000	10,000	14.54	10/2/2016
Frederick L. Kohnke(6)	12/21/2010	(3)		22,500	10.77	12/21/2020
	7/29/2009	(3)	125,000	125,000	6.00	7/29/2019
	1/21/2008	(1)	50,000	25,000	24.83	1/21/2018
	8/2/2006	(1)	50,000		12.84	8/3/2016
William E. Aglinsky	12/21/2010	(1)		17,500	10.77	12/21/2020
	1/5/2010	(1)		15,000	6.00	1/5/2020
	7/29/2009	(1)	30,000	60,000	6.00	7/29/2019
	1/21/2008	(2)	12,500	12,500	24.83	1/21/2018
	8/3/2006	(4)	16,000	4,000	12.84	8/3/2016
	10/1/2004	(4)	15,000		7.25	10/1/2014
	10/13/2003	(5)	8,000		2.00	10/13/2013
Kathryn S. Bernard	12/21/2010	(1)		5,000	10.77	12/21/2020
	7/29/2009	(1)	15,000	30,000	6.00	7/29/2019
	1/21/2008	(2)	8,750	8,750	24.83	1/21/2018
	8/3/2006	(4)	10,000	2,500	12.84	8/3/2016
	10/1/2004	(5)	8,500		7.25	10/1/2014
Suzanne M. Perry	12/21/2010	(1)		5,000	10.77	12/21/2020
	7/29/2009	(1)	10,000	20,000	6.00	7/29/2019
	1/21/2008	(2)	6,250	6,250	24.83	1/21/2018
	8/3/2006	(4)	10,000	2,500	12.84	8/3/2016
	10/1/2004	(4)	15,000		7.25	10/1/2014

(1)	These options vest at the rate of 33 1/3% of the total option shares on each of the first 3 anniversaries of the date of grant.

(2)	These options vest at the rate of 25% of the total option shares on each of the first 4 anniversaries of the date of grant.

(3)	These options vest at the rate of 50% of the total option shares on the first anniversary date of the grant and 25% on each of the second and third anniversary dates of the date of grant.

(4)	These options vest at the rate of 20% of the total option shares on each of the first 5 anniversaries of the date of grant.

(5)	These options were part of a grant that vested at the rate of 20% of the total option shares on each of the first 5 anniversaries of the date of grant.

Executive compensation

(6)	All options granted to Mr. Kohnke that were not vested as of December 31, 2010 became vested on March 19, 2011 under the terms of the Consulting Agreement that we entered into with him on that date.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2010

No named executive officer exercised stock options in 2010.

RETIREMENT PLANS AND BENEFITS

Pension Benefits

We do not provide a pension plan.

Executive Bonus Plan

The following table sets forth information with respect to the named executive officers’ accounts under our deferred executive bonus plan.

	Executive
	contributions	Contributions by
	in last fiscal	us in last fiscal
	year	year(1)
Name	($)	($)

Lesa J. Francis	41,109	14,372
Frederick L. Kohnke	49,916	24,019
William E. Aglinsky	27,837	15,200
Kathryn S. Bernard	13,631	10,350
Suzanne M. Perry	16,873	8,565

(1)	Contributions by us are also included in the All Other Compensation column in the Summary Compensation Table.

The executive bonus plan allows eligible employees to allocate a portion of their base salary and bonus and to receive employer contributions which cannot be provided under our 401(k) plan due to limitations under the Internal Revenue Code. The executive bonus plan provides that we make discretionary matching contributions based upon our profitability, provided that such matching contributions are determined without regard to any employee contributions which are less than 2% or more than 4% of the participant’s compensation.

401(k) Plan

We maintain a tax-qualified retirement plan, our 401(k) plan, that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. Our 401(k) plan allows for matching contributions to be made by us. As a tax-qualified retirement plan, contributions to our 401(k) plan and earnings on those contributions are not taxable to the employees until distributed and all contributions are deductible by us when made.

Executive compensation

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

We entered into a severance agreement with each of our named executive officers (other than our former CEO) that requires specific payments to be provided to them in the event of termination of employment under certain circumstances. Our former CEO, who retired in March 2011, was also entitled to certain payments and benefits in the event of termination of his employment under certain circumstances (not including retirement) in accordance with his employment agreement.

➢	Severance agreement with Lesa J. Francis—In the event of the termination of her employment without cause or within one year after a change of control either by the executive for good reason or by us without cause, Ms. Francis would be entitled to a continuation of her base salary for a period of one year. Assuming the termination of her employment for any such circumstance on December 31, 2010, Ms. Francis would have been entitled to aggregate cash severance payments of $350,000 over the course of the next 12 months.

➢	Severance agreement with William E. Aglinsky—In the event of the termination of his employment without cause, Mr. Aglinsky would be entitled to a continuation of his base salary for a period of one year. Assuming the termination of his employment without cause on December 31, 2010, Mr. Aglinsky would have been entitled to aggregate cash severance payments of $300,000 over the course of the next 12 months.

➢	Severance agreements with each of Kathryn S. Bernard and Suzanne M. Perry—In the event of the termination of their employment without cause, each of Ms. Bernard and Ms. Perry would be entitled to a continuation of her base salary for a period of nine months. Assuming the termination of her employment without cause on December 31, 2010, each of Ms. Bernard and Ms. Perry would have been entitled to aggregate cash severance payments of $161,250 and $131,250, respectively, over the course of the next 9 months.

As set forth in the applicable severance agreements, the terms cause, good reason and change of control have the following meanings:

➢	“cause” means any of the following:

➢	breach by the executive officer of such executive officer’s severance agreement;

➢	failure by the executive officer to adhere to any written policy of the company or its subsidiaries or affiliates in any material respect;

➢	failure by the executive officer to effectively perform the duties assigned to such executive officer in any material respect;

➢	appropriation (or attempted appropriation) by the executive officer of a material business opportunity of the company or its subsidiaries or affiliates, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the company or its subsidiaries or affiliates;

➢	misappropriation (or attempted misappropriation) by the executive officer of any funds or property of the company or its subsidiaries or affiliates or the commission by the executive officer of any act of fraud against the company or its subsidiaries or affiliates;

➢	the executive officer’s conviction of, indictment for (or its procedural equivalent), or entering of a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof or any other crime involving moral turpitude; or

➢	violation by the executive officer of the terms of the confidentiality agreement to which such executive officer is a party or the unauthorized use by the executive officer of trade secrets or confidential information of the company or its subsidiaries or affiliates.

➢	“change in control” means the occurrence of a “Change in the Ownership of the Corporation,” a “Change in the Effective Control of the Corporation” or a “Change in the Ownership of a

Executive compensation

Substantial Portion of the Corporation’s Assets,” as such terms are defined in Section 1.409A-3(i)(5)(v)-(vii) of the Treasury Regulations.

➢	“good reason” means a material diminution in the executive officer’s base compensation or a material change in the geographic location at which the executive officer must perform services for the company, provided, however, that the company has received written notice of the existence of such good reason from the executive officer within 90 days of the initial existence of the good reason condition and the company has failed to cure such condition within thirty (30) days of receiving such notice.

EQUITY-BASED INCENTIVE PLANS

1999 Stock Option Plan

Our board of directors adopted our 1999 Stock Option Plan, or the 1999 Plan, in August 1999, which became effective upon approval by our stockholders. The 1999 Option Plan was amended in September 2000. By its terms, the 1999 Plan terminated in June 2009. However, the 2009 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. The purpose of the 1999 Plan was to enable us to attract and retain the best available talent and to encourage the highest level of performance. The 1999 Plan is administered by the compensation committee under the supervision of our board of directors.

➢	Stock subject to the 1999 Plan—The maximum aggregate number of shares that could be issued under the 1999 Plan was 2,000,000 shares of our Class C common stock. As of December 31, 2010, 250,483 shares of our Class C common stock had been issued and options to purchase an additional 567,068 shares of our Class C common stock were outstanding.

➢	Stock options—The compensation committee granted incentive and/or non-statutory stock options under our 1999 Plan. The exercise price of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or Code, equal at least 100% of the fair market value of our Class C common stock on the date of grant (except for greater than 10% owners, as provided below). Incentive stock options granted under the 1999 Plan must be exercised within ten years from the date of grant, and the period for exercising any non-statutory stock options was set by our compensation committee; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock or of the stock of our parents or subsidiaries, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our Class C common stock on the grant date. The option price is payable only in cash. Subject to the provisions of our 1999 Plan, the compensation committee determined the remaining terms of the options (e.g., vesting and the period of time following a participant’s termination of service during which the participant may exercise his or her option, provided that in no event may an option be exercised later than the expiration of its term).

➢	Certain adjustments—If any change is made in our common stock subject to the 1999 Plan, or subject to any award thereunder, without the receipt of consideration by us, such as through a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other transaction not involving the receipt of consideration by us, appropriate adjustments will be made in the number and class of shares that may be delivered under the 1999 Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits contained in the 1999 Plan.

➢	Plan termination—By its terms, the 1999 Plan terminated in June 2009; provided, however, that the 1999 Plan will continue to govern the terms and conditions of awards originally granted under the 1999 Plan.

Executive compensation

2009 Stock Option Plan

Our board of directors adopted our 2009 Stock Option Plan, or the 2009 Plan, in July 2009, which became effective upon approval by our stockholders. The purpose of the 2009 Plan is to enable us to attract and retain personnel upon whose judgment, initiative and efforts the successful conduct of our business depends. The 2009 Plan provides for the grant of either incentive or non-statutory stock options to our employees and to employees of any of our subsidiaries and of non-statutory stock options to members of our board of directors and of the board of directors of any of our subsidiaries. The 2009 Plan will terminate in connection with, and contingent upon, the effectiveness of this offering; provided that the 2009 Plan will continue to govern the terms and conditions of awards originally granted under the 2009 Plan. The 2009 Plan is administered by the compensation committee under the supervision of our board of directors.

➢	Stock subject to the 2009 Plan—The maximum aggregate number of shares that may be issued under the 2009 Plan is 1,000,000 shares of our Class C common stock. As of December 31, 2010, options to purchase 888,500 shares of our Class C common stock had been granted (all of which remained unexercised) and 111,500 options were available for future grant under the 2009 Plan. If a stock option expires or otherwise terminates without having been exercised in full, the unpurchased shares subject to such awards would become available for future grant or sale under the 2009 Plan, unless the plan has terminated.

➢	Stock options—The compensation committee may grant incentive and/or non-statutory stock options under our 2009 Plan; provided that incentive stock options are only granted to employees. The exercise price of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or Code, must equal at least 100% of the fair market value of our Class C common stock on the date of grant (except for greater than 10% owners, as provided below). Incentive stock options granted under the 2009 Plan must be exercised within ten years from the date of grant, and the period for exercising any non-statutory stock options is set by our compensation committee; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock or of the stock of our parents or subsidiaries, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our Class C common stock on the grant date. The option price is payable in cash unless the compensation committee permits the option holder to satisfy the exercise price by delivering our common shares held by such option holder. Subject to the provisions of our 2009 Plan, the compensation committee determines the remaining terms of the options (e.g., vesting and the period of time following a participant’s termination of service during which the participant may exercise his or her option, provided that in no event may an option be exercised later than the expiration of its term).

➢	Certain adjustments—If any change is made in our common stock subject to the 2009 Plan, or subject to any award thereunder, without the receipt of consideration by us, such as through a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other transaction not involving the receipt of consideration by us, appropriate adjustments will be made in the number and class of shares that may be delivered under the 2009 Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits contained in the 2009 Plan.

➢	Plan termination and amendment—Our board of directors or the compensation committee may at any time amend, suspend, or terminate the 2009 Plan, provided such action does not impair the existing rights of any participant. The 2009 Plan will terminate in connection with, and contingent upon, the effectiveness of this offering; provided that the 2009 Plan will continue to govern the terms and conditions of awards originally granted under the 2009 Plan.

Executive compensation

2011 Omnibus Plan

Prior to the completion of this offering, our board of directors intends to adopt and recommend to our stockholders an incentive plan to be named the Staffmark Holdings, Inc. 2011 Omnibus Plan, or the 2011 Omnibus Plan. Following this offering, all equity-based awards will be granted under the 2011 Omnibus Plan. As of the date of this prospectus, no awards have been made under the 2011 Omnibus Plan. The following summary describes what we anticipate to be the material terms of the 2011 Omnibus Plan.

➢	Purposes—The purposes of the 2011 Omnibus Plan will be to promote our interests and the interests of our stockholders by (i) attracting and retaining employees and directors of, and consultants to, the company; (ii) motivating such individuals by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such individuals to participate in the long-term growth and financial success of the company.

➢	Types of Awards; Authorized Shares—The 2011 Omnibus Plan will authorize the grant of nonqualified stock options, incentive stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, performance awards, other stock-based awards and performance compensation awards to any of our employees or consultants or any of our affiliates (including any prospective employee), or nonemployee director who is a member of our board of directors or the board of directors of any of our affiliates. The number of shares of common stock issuable pursuant to all awards granted under the 2011 Omnibus Plan will be . The number of shares issued or reserved pursuant to the 2011 Omnibus Plan will be subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Shares subject to awards that expire or are forfeited or cancelled or settled in cash will not count as shares issued under the 2011 Omnibus Plan. However, (i) if shares are tendered or otherwise used in payment of the exercise price of any option, the total number of shares covered by the option being exercised shall count as shares issued under the 2011 Omnibus Plan; (ii) shares withheld by us to satisfy a tax withholding obligation shall count as shares issued under the 2011 Omnibus Plan; and (iii) the number of shares covered by a SAR, to the extent it is exercised and settled in shares, and whether or not shares are actually issued to the participant upon exercise of the SAR, shall be considered issued or transferred pursuant to the 2011 Omnibus Plan. If, under the 2011 Omnibus Plan a participant has elected to give up the right to receive compensation in exchange for shares based on fair market value, shares will not count as shares issued under the 2011 Omnibus Plan.

➢	Administration—The 2011 Omnibus Plan will be administered by the compensation committee of our board of directors. The compensation committee will have the full power and authority to determine the individuals to whom awards may be granted under the 2011 Omnibus Plan, the type or types of awards to be granted to a participant, and the other terms and conditions applicable to awards. The compensation committee will also be authorized to interpret the 2011 Omnibus Plan, to establish, amend and rescind any rules and regulations relating to the 2011 Omnibus Plan and to make any other determinations that it deems necessary or desirable for the administration of the 2011 Omnibus Plan. All designations, determinations, interpretations, and other decisions under or with respect to the 2011 Omnibus Plan or any award will be within the sole discretion of the compensation committee and will be final, conclusive and binding upon all persons, including us, any affiliate, any participant, any holder or beneficiary of any award, and any stockholder.

➢	Options—The compensation committee will determine the participants to whom options will be granted, the number of shares to be covered by each option, the exercise price thereof and the conditions and limitations applicable to the exercise of the option. The 2011 Omnibus Plan will provide that incentive stock options may be granted only to employees and will be subject to certain other restrictions. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a nonqualified option. The 2011 Omnibus Plan will further provide that

Executive compensation

each option will be exercisable at such times and subject to such terms and conditions as the compensation committee determines and that payment of the exercise price may be in cash, shares or a combination thereof, as determined by the compensation committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option.

➢	Stock Appreciation Rights—The compensation committee will determine the participants to whom SARS will be granted, the number of shares to be covered by each SAR, the grant price and the conditions and limitations applicable to the exercise thereof. Generally, each SAR will entitle a participant upon exercise to an amount equal to the excess of the fair market value of a share on the date of exercise of the SAR over the grant price. The compensation committee will determine whether a SAR will be settled in cash, shares or a combination of cash and shares.

➢	Restricted Stock and Restricted Stock Units—The compensation committee may award shares of restricted stock and RSUs. Restricted stock awards will consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs will result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The compensation committee will determine the participants to whom shares of restricted stock and/or the number of restricted stock units to be granted to each participant, the duration of the period during which, and the conditions, if any, under which the restricted stock and restricted stock units may be forfeited to us.

➢	Performance Awards—The compensation committee may award performance awards that consist of a right which is (i) denominated in cash or shares, (ii) valued, as determined by the compensation committee, in accordance with the achievement of such performance goals during performance periods established by the compensation committee, and (iii) payable at such time and in such form as determined by the compensation committee. Performance awards will be payable in a lump sum or in installments following the close of the applicable performance periods.

➢	Other Stock-Based Awards—The compensation committee may grant participants other stock-based awards which will consist of any right which is (i) not an award described above and (ii) an award of shares or an award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares. The compensation committee will determine the terms and conditions of any such other stock-based award, including the price, if any, at which securities may be purchased pursuant to any other stock-based award granted under the 2011 Omnibus Plan.

➢	Performance Criteria—The compensation committee will have the authority to determine the performance criteria used to establish performance goals. The performance goals may vary from participant to participant, group to group, and period to period.

➢	Transferability—Awards granted under the 2011 Omnibus Plan will not be transferable other than by will or by the laws of descent and distribution.

➢	Effectiveness of the 2011 Omnibus Plan; Amendment and Termination—The 2011 Omnibus Plan will become effective when it is approved by our stockholders. The 2011 Omnibus Plan will remain available for the grant of awards until the tenth anniversary of the effective date. The board of directors may amend, alter or discontinue the 2011 Omnibus Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, stockholder approval will be required for any amendment that (i) would materially increase the benefits accruing to the participants under the plan, (ii) would materially increase the number of securities which may be issued under the plan, (iii) would materially modify the requirements for participation in the plan, or (iv) must otherwise be approved by our stockholders in order to comply with applicable law or the rules of a national securities exchange upon which the shares are traded.

Certain relationships and related party transactions

In addition to the director and executive officer compensation arrangements discussed above under “Executive compensation,” the following is a summary of material provisions of transactions since January 1, 2008, that we have been a party to and in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

MANAGEMENT SERVICES AGREEMENTS

Pursuant to the management services agreement between us and CGM, as successor in interest to Kilgore Consulting II LLC, dated October 13, 2000, as amended, or the CGM Management Services Agreement, CGM agreed to perform executive, financial and managerial oversight services for us. In connection with our acquisition of Staffmark Investment LLC, we entered into a management services agreement with Staffing Holding dated January 21, 2008, or the Staffing Holding Management Services Agreement, pursuant to which Staffing Holding agreed to perform executive, financial, and managerial oversight services for us. Each of CGM and Staffing Holding receives a management fee paid quarterly in arrears equal to 0.10635% and 0.04365%, respectively, of our annual revenues (as defined in the management services agreements) plus reimbursement of reasonable expenses incurred in connection with the provision of services to us. The CGM Management Services Agreement renews annually and will continue until it is terminated in accordance with its terms (including by mutual agreement). The Staffing Holding Management Services Agreement will continue until an event of default, as defined in the Staffing Holding Management Services Agreement, occurs or it is otherwise terminated in accordance with its terms (including by mutual agreement). In connection with this offering, we, CGM, and Staffing Holding will enter into Management Services Termination Agreements, pursuant to which the parties will terminate their respective management services agreement and we will agree to pay accrued but unpaid management fees, as described below. Mr. Sabo owns a portion of, but does not control, CGM. As of May 16, 2011, Staffing Holding owns approximately 21.8% of our outstanding common stock. CGM is the manager of CODI.

We have accrued management fees to each of CGM and Staffing Holding since January 2009. Pursuant to the terms of the amendment to our Existing Credit Facility, such management fees are accrued, but not paid, until we achieve certain defined ratios pursuant to the terms of our Existing Credit Facility. We did not achieve any of the required levels for any quarter during 2009 or 2010. We accrued $0.3 million and $0.1 million in management fees for CGM and Staffing Holding, respectively, for the three months ended March 31, 2011, $0.3 million and $0.1 million for the year ended December 31, 2010, and $0.7 million and $0.3 million for the year ended December 31, 2009, which accrued management fees will be paid in full at the completion of this offering with our net proceeds from this offering. We paid $1.2 million and $0.5 million in management fees for the year ended December 31, 2008 to CGM and Staffing Holding, respectively.

COMPASS GROUP DIVERSIFIED HOLDINGS LLC CREDIT FACILITY

At March 31, 2011, our outstanding borrowings from CODI were $52.7 million. For a description of the Existing Credit Facility, see “Management’s discussion and analysis of financial condition and results of operation—Liquidity and capital resources—Transactions affecting liquidity and capital resources” and Note 2 to our consolidated financial statements for the three months ended March 31, 2011 and 2010 appearing elsewhere in this prospectus.

Certain relationships and related party transactions

In addition, effective March 31, 2009, the Existing Credit Facility was amended to include a requirement of CODI and Staffing Holding to invest in our equity capital on the occurrence of certain events. As a result of such amendment, during the year ended December 31, 2009, CODI invested an aggregate of approximately $34 million and received 5,671,168 shares of our Class D common stock, and Staffing Holding invested an aggregate of approximately $5.5 million and received 915,536 shares of our Class D common stock. All investments by CODI pursuant to such amendment were satisfied through an entry on the books of CODI pursuant to which that amount of outstanding loans by CODI to us was converted to equity.

STOCKHOLDERS’ AGREEMENTS

We have entered into a stockholders’ agreement dated February 2008 with our non-management stockholders. This agreement contains provisions concerning the composition of our board of directors and includes registration rights, among other provisions.

➢	Board composition—Staffing Holding has the right to designate two members to our board of directors, which right will expire upon the consummation of this offering.

➢	Piggyback registration—At any time after the completion of this offering, if we register any shares of common stock for public sale for our own account in excess of $30,000,000, Staffing Holding and Madison Capital Funding Co-Investment Fund LP will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration statement.

We expect that the stockholders’ agreement will be terminated prior to the completion of this offering and each of CODI, Staffing Holding, and Madison Capital Funding Co-Investment Fund LP will have registration rights as described below under “—Registration rights.”

In addition, we enter into a separate stockholders’ agreement with each holder of our stock options, including our executive officers and certain directors, at such time, if any, as such holder first exercises options. These stockholder agreements restrict the ability of the exercising holder to transfer the option shares. We expect that each such stockholders’ agreement will be terminated prior to the completion of this offering.

REGISTRATION RIGHTS

Upon completion of this offering, CODI, Staffing Holding, and Madison Capital Funding Co-Investment Fund LP, representing an aggregate of           shares of our common stock, will be entitled to rights with respect to the registration of such shares under the Securities Act. For a further description of the rights, see “Description of capital stock—Registration rights.”

CONSULTING AGREEMENT

In March 2011, we entered into a Consulting Agreement with our former CEO, Mr. Kohnke. Mr. Kohnke continues to serve on our board of directors. Pursuant to this agreement, Mr. Kohnke will provide certain executive management services for the one-year period commencing April 1, 2011. In return for these services, we have agreed to pay management fees to Mr. Kohnke aggregating $1,091,797 and payable in four approximately equal installments in each of April 2011, July 2011, October 2011 and December 2011. In addition, pursuant to this agreement, we agreed to continue certain of Mr. Kohnke’s health and welfare benefits until age 65, and to vest all his unvested stock options.

Certain relationships and related party transactions

CERTAIN CLIENT RELATIONSHIPS

During the years ended December 31, 2010, 2009, and 2008, we provided temporary staffing services to Fox Factory, Inc., or Fox, and Tridien Medical, Inc., or Tridien, each of which is controlled by CODI. Sales to Fox were approximately $5.9 million, $3.0 million, and $334,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Accounts receivable from Fox at December 31, 2010 and 2009 were approximately $572,000 and $491,000, respectively. Sales to Tridien were approximately $3.5 million for the year ended December 31, 2010. Accounts receivable from Tridien were approximately $352,000 at December 31, 2010.

ACQUISITION OF STAFFMARK INVESTMENT LLC

On January 21, 2008, we entered into a Purchase Agreement with Staffmark Holding, Staffmark Merger LLC, Staffmark Investment, SF Holding Corp., and Stephens-SM LLC to purchase all of the issued and outstanding capital stock of Staffmark Investment, or the Staffmark Investment Acquisition. As a result of the acquisition, Staffmark Investment became our wholly-owned subsidiary. The purchase price for the Staffmark Investment Acquisition consisted of the repayment of approximately $76.9 million of Staffmark Investment debt and approximately $47.9 million of our common stock. In addition, an entity affiliated with Staffing Holding agreed to post, or cause to be posted, letters of credit aggregating $6 million, which obligation terminates upon the occurrence of certain events, including completion of this offering. Staffmark Investment’s stockholders retained approximately 29% of the equity, on a fully diluted basis, in us following the Staffmark Acquisition. The parties made customary representations, warranties, and covenants in the Staffmark Investment Purchase Agreement. We also paid an aggregate of approximately $5.2 million in acquisition related costs, which included approximately $1.2 million in fees to Compass Group Management LLC.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

Our board of directors will adopt a written related person transaction policy to be effective upon completion of this offering to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transaction. Prior to the creation of our audit committee, our full board of directors will review related party transactions.

DIRECTOR INDEPENDENCE

For a discussion of the independence of our directors, please see “Management—Director independence” above.

Principal and selling stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 27, 2011 by:

➢	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock;

➢	each named executive officer;

➢	each of our directors;

➢	all of our executive officers and directors as a group; and

➢	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 13,024,773 shares of common stock outstanding at May 27, 2011. For purposes of the table below, we have assumed that           shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of May 27, 2011. We, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted below with an asterisk (*).

	Shares			Shares
	beneficially			beneficially
	owned before		Shares	owned after
	the offering		being	the offering
Beneficial owner name(1)	Number	%	offered	Number %

Greater than 5% Stockholders:
Compass Group Diversified Holdings LLC(2)	9,920,340	76.2%
Staffing Holding LLC(3)	2,844,625	21.8%
Executive Officers and Directors:
Lesa J. Francis(4)	123,750	*	—
Frederick L. Kohnke(5)	522,500	3.9%
William E. Aglinsky(6)	112,750	*	—
Kathryn S. Bernard(7)	63,625	*	—
Suzanne M. Perry(8)	49,125	*	—
D. Eugene Ewing	—	—	—
Robert Janes(9)	—	—	—
John LaBarca
Stephen Russell(10)	25,000	*	—
Elias J. Sabo	—	—	—
All current executive officers and directors as a group (10 persons)	896,750	6.5%
Other selling stockholders:
Madison Capital Funding Co-Investment Fund LP(11)	26,325	*

(1)	Except as otherwise indicated, addresses are c/o Staffmark Holdings, Inc., 435 Elm Street, Suite 300, Cincinnati, Ohio 45202.

Principal and selling stockholders

(2)	Includes 2,573,268 shares of Class A common stock, 1,675,904 shares of Class B common stock, and 5,671,168 shares of Class D common stock

(3)	Includes 1,168,243 shares of Class A common stock, 760,846 shares of Class B common stock, and 915,536 shares of Class D common stock. SF Holding Corp., as the sole manager of Staffing Holding, and Warren A. Stephens and W.R. Stephens, Jr., as the two co-chairmen of SF Holding Corp., may be deemed to beneficially own the shares held by Staffing Holding. The address for SF Holding Corp. and Warren A. Stephens is 111 Center Street, Little Rock, Arkansas 72201. The address for W.R. Stephens, Jr. is The Stephens Group, LLC, 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. Each of SF Holding Corp., Warren A. Stephens and W.R. Stephens, Jr. disclaims beneficial ownership of the shares held by Staffing Holding except to the extent of their pecuniary interest therein.

(4)	Includes 123,750 shares of Class C common stock issuable upon exercise of options exercisable within 60 days of May 27, 2011.

(5)	Includes 125,000 shares of Class C common stock and 397,500 shares of Class C common stock issuable upon exercise of options exercisable within 60 days of May 27, 2011.

(6)	Includes 28,000 shares of Class C common stock and 84,750 shares of Class C common stock issuable upon exercise of options exercisable within 60 days of May 27, 2011.

(7)	Includes 17,000 shares of Class C common stock and 46,625 shares of Class C common stock issuable upon exercise of options exercisable within 60 days of May 27, 2011.

(8)	Includes 4,750 shares of Class C common stock and 44,375 shares of Class C common stock issuable upon exercise of options exercisable within 60 days of May 27, 2011.

(9)	Mr. Janes may be deemed to indirectly own shares of common stock through his equity ownership in Staffing Holding LLC, to the extent of his pecuniary interest therein. Mr. Janes is a non-managing member of Staffing Holding LLC and has no voting or investment power with respect to such shares. Mr. Janes disclaims beneficial ownership in any shares held by Staffing Holding LLC except to the extent of his pecuniary interest therein.

(10)	Includes 8,333 shares of Class C common stock and 16,667 shares of Class C common stock issuable upon exercise of options exercisable within 60 days of May 27, 2011.

(11)	Includes 25,000 shares of Class C common stock and 1,325 shares of Class D common stock. Madison Capital Funding Co-Investment Fund LP is managed by their general partner, MCF Co-Investment, LP. MCF Co-Investment, LP is controlled by MCF Co-Investment GP, LLC, an entity wholly owned by Madison Capital Funding LLC.

Description of capital stock

GENERAL

Upon completion of this offering, we will have authorized under our amended and restated certificate of incorporation           shares of common stock, $0.001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation and the reclassification of our Class A, Class B, Class C and Class D common stock into shares of common stock. See “Reclassification” for conversion ratio adjustments that may be applicable upon future events, such as the completion of this offering. As of          , 2011, there were outstanding:

➢	shares of our common stock held by approximately stockholders; and

➢	shares of our common stock issuable upon exercise of outstanding stock options.

COMMON STOCK

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. See “Dividend policy” for additional information. In the event of a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

After the closing of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 100,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

Prior to the completion of this offering, we will enter into a registration rights agreement with CODI, Staffing Holding, and Madison Capital Co-Investment Fund LP with respect to      shares of our common stock, which will provide such parties the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public. These shares are referred to as

Description of capital stock

restricted shares. Set forth below is a summary of the registration rights pursuant to the registration rights agreement.

Form S-3 registration

We will be required to use commercially reasonable efforts to effect a registration of the restricted shares on Form S-3 promptly following the first anniversary of the date of the registration rights agreement. If the holders of a majority of the restricted shares request, we will be required to cooperate in an underwritten offering for such shares, provided that such underwritten offering is for at least an amount of our shares equal to 1% of our shares issued and outstanding immediately after the consummation of this offering. If our board of directors believes in good faith that it would be materially detrimental to us and our stockholders to proceed with a Form S-3 registration at such time, we may defer the filing of the Form S-3 registration for up to thirty days. In addition, we are not required to make any registration on Form S-3 to the extent a registration statement covering the resale of all restricted securities has previously been filed and become effective.

Piggyback registration

Subject to certain limitations, holders of registration rights pursuant to the registration rights agreement will have unlimited rights to request that their restricted shares be included in any registration of our common stock that we initiate.

Transferability

The registration rights will be generally transferable to any permitted transferee, which generally includes affiliates of the holders of registration rights.

Expenses

Generally, we will be required to bear all registration and selling expenses incurred in connection with the registration of restricted shares described above, other than underwriting discounts and commissions. We will also be required to bear the reasonable fees and expenses, not to exceed $20,000, of one counsel for the selling stockholders in each registration.

ANTI-TAKEOVER PROVISIONS

Certificate of incorporation and bylaws to be in effect upon the completion of this offering

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the closing of this offering, contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

➢	Undesignated preferred stock—As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

➢	Limits on ability of stockholders to act by written consent or call a special meeting—Our amended and restated certificate of incorporation provides that our stockholders may not act by written

Description of capital stock

consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action.

➢	Requirements for advance notification of stockholder nominations and proposals—Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

➢	Board classification—Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is it more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

➢	No cumulative voting—Our amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

➢	Amendment of charter provisions—The amendment of the above provisions of our amended and restated certificate of incorporation requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

➢	Limitations of liability and indemnification matters—Section 102(b)(7) of the Delaware General Corporate Law (“DGCL”) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (regarding, among other things, the unlawful payment of dividends); or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

In addition, our amended and restated bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law. We also are expressly required to advance certain expenses to our directors and officers and to carry directors’ and officers’ insurance providing indemnification for our directors and officers for certain liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Description of capital stock

Section 145(a) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in the bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by our board of directors.

Section 203 of the Delaware General Corporate Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

➢	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

➢	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

➢	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

➢	any merger or consolidation involving the corporation and the interested stockholder;

➢	any sale, transfer, pledge or disposition of 10% or more of the assets of the corporation involving the interested stockholder;

Description of capital stock

➢	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

➢	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

➢	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as amended upon the closing of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

THE NEW YORK STOCK EXCHANGE LISTING

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “STMK.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock will be BNY Mellon Shareowner Services. The transfer agent’s address is 480 Washington Blvd., Jersey City, New Jersey 07310.

Shares eligible for future sale

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock from time to time or impair our ability to raise equity capital in the future.

Based on the number of shares outstanding as of          , 2011, we will have approximately shares of our common stock outstanding after the completion of this offering (approximately          shares if the underwriters exercise their over-allotment option in full). Of those shares, the shares of common stock sold in this offering (           shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining shares of common stock to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act of 1933, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 or Rule 701, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Number of
Date	shares

On the date of this prospectus
At various times beginning more than 180 days (subject to extension) after the date of this prospectus

In addition, of the shares of our common stock that were subject to stock options outstanding as of          , 2011, options to purchase          shares of common stock were vested as of          , 2011 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriters.”

RULE 144

In general, under Rule 144, as in effect on the date of this prospectus, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitations or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144. In general, under Rule 144, as in effect on the date of this prospectus, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of common stock then outstanding, which will be approximately shares immediately after this offering; or

➢	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which the notice of sale is filed with the SEC.

Shares eligible for future sale

➢	Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 701

Rule 701, as in effect on the date of this prospectus, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of          , 2011,          shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. These shares will be eligible for resale in reliance on this rule upon expiration of the lockup agreements described above.

LOCK-UP AGREEMENTS

We, our executive officers and directors, and all of our selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, UBS Securities LLC may, in their discretion, release some or all the securities from these lock-up agreements.

Notwithstanding the above, if (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ends on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The restrictions set forth above do not apply to certain issuances by us and certain transfers by our stockholders, which are described in “Underwriting—No sales of similar securities.”

PLEDGED SHARES

CODI has previously pledged all of its shares of our common stock that it is not selling in this offering as security under its credit facility with Madison Capital, as agent for the lenders. If CODI breaches certain covenants in its credit facility with Madison Capital, an event of default could result and Madison Capital could exercise its right to accelerate all the debt under the facility and foreclose on the pledged shares. The pledged shares are subject to the 180-day lock-up restrictions described under “—Lock-up agreements” above.

Shares eligible for future sale

REGISTRATION RIGHTS

Upon completion of this offering, CODI, Staffing Holding, and Madison Capital Funding Co-Investment Fund LP, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of capital stock—Registration rights” for additional information. Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock up agreement.

REGISTRATION STATEMENTS

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all of the shares of common stock issued or reserved for issuance under our stock option plans. We expect to file this registration statement as soon as practicable after this offering, which will be effective immediately upon filing. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

Material United States tax considerations for non-United States holders

The following is a summary of the material United States federal income tax and estate tax consequences of the purchase, ownership, and disposition of our common stock to non-United States holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto, and does not constitute tax advice. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that any such contrary position will not be sustained by a court.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

➢	banks, insurance companies, or other financial institutions;

➢	persons subject to the alternative minimum tax;

➢	tax-exempt organizations;

➢	dealers in securities or currencies;

➢	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

➢	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

➢	certain former citizens or long-term residents of the United States;

➢	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

➢	persons who do not hold our common stock as a capital asset within the meaning of the Code (generally, for investment purposes); or

➢	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax and estate tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the United States federal estate or gift tax laws or under the laws of any United States state or local or any non-United States taxing jurisdiction or under any applicable tax treaty.

Material United States tax considerations for non-United States holders

NON-UNITED STATES HOLDER DEFINED

For purposes of this discussion, you are a non-United States holder if you are any holder other than:

➢	an individual citizen or resident for United States federal income tax purposes;

➢	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any State thereof, or the District of Columbia;

➢	an estate whose income is subject to United States federal income tax regardless of its source; or

➢	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person for United States income tax purposes.

DISTRIBUTIONS

If we make distributions of cash or property (other than certain distributions of stock) in respect of our common stock, those payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, such excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Such gain will be treated as described below in “—Gain on Sale or Other Disposition of Common Stock.”

Any dividend paid to you generally will be subject to United States federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with a valid IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. This certification must be provided to us prior to the payment of dividends and may be required to be updated periodically.

Dividends received by you that are effectively connected with your conduct of a United States trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by you in the United States) generally are exempt from such withholding tax. In order to obtain this exemption, you must provide us with a valid IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. This certification must be provided to us prior to the payment of dividends and may be required to be updated periodically. Such dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition to this graduated tax applicable to such dividends, if you are a corporate non-United States holder, your dividends may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements under applicable Treasury regulations.

Material United States tax considerations for non-United States holders

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

➢	the gain is effectively connected with your conduct of a United States trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States), in which case you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and for a corporate non-United States holder, such non-United States holder may be subject to the branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty;

➢	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat tax at a rate of 30% on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States) (subject to applicable income tax or other treaties); or

➢	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market within the meaning of applicable Treasury regulations, such common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code.

UNITED STATES FEDERAL ESTATE TAX

Our common stock held (or treated as held) by an individual non-United States holder (as specially determined for United States federal estate tax purposes) at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends in respect of, or proceeds on the sale or other disposition of, stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-United States status on a valid IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in

Material United States tax considerations for non-United States holders an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

NEW LEGISLATION

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and “non-financial foreign entities.” Under this legislation, the failure to comply with additional certification, information reporting, and other specified requirements could result in withholding tax being imposed on payments of dividends and gross sales proceeds to foreign intermediaries and certain non-United States holders. The legislation imposes a withholding tax at a rate of 30% on dividends in respect of, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations (discussed further below) or (ii) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, which we will in turn provide to the United States Treasury. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or certain foreign entities wholly or partially owned by United States persons, annually report certain information about such accounts, and withhold at a rate of 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether withholding is required. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and non-United States tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and BMO Capital Markets Corp. are acting as joint book-running managers of this offering and as the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Number of
Underwriters	shares

UBS Securities LLC
BMO Capital Markets Corp.
Robert W. Baird & Co. Incorporated
SunTrust Robinson Humphrey, Inc.
Avondale Partners, LLC
CJS Securities, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We and the selling stockholders have granted the underwriters an option to buy up to an aggregate of           additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. If all the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and

Underwriting

upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to           additional shares.

	Paid by us		Paid by selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discounts and commissions, will be approximately $      million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and all of our stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, UBS Securities LLC may, in their discretion, release some or all the securities from these lock-up agreements.

Notwithstanding the above, if: (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ends on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The restrictions set forth above shall not apply to the following:

➢	transfers pursuant to the Reclassification;

➢	if the holder is an individual, bona fide gifts, provided that the recipient thereof agrees in writing with the underwriters to be bound by the lock-up restrictions;

➢	if the holder is an individual, dispositions to any trust for the direct or indirect benefit of the holder and/or the immediate family of the holder, provided that such trust agrees in writing with the underwriters to be bound by the lock-up restrictions;

➢	if the holder is an individual, transfers that occur solely by operation of law, such as the rules of intestate succession;

➢	transfers to any corporation, limited liability company, partnership, or other entity of which all of the equity interest is directly or indirectly owned by the holder or (if the holder is an individual) to the immediate family of the holder or (if the holder is an entity) to the direct or indirect stockholders, members, partners or other affiliates of the holder, in each case provided that: (i) such

Underwriting

transfer does not involve a disposition for value; (ii) the transferee agrees in writing with the underwriters to be bound by the lock-up restrictions; and (iii) no filing pursuant to Section 16 of the Exchange Act or other public announcement is required or shall be voluntarily made in connection with such transfer;

➢	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not provide for the transfer of common stock during the lock-up period; and

➢	as previously noted, CODI has pledged all of its shares of our common stock that it is not selling in this offering as security under its credit facility; the pledged shares are subject to the 180-day lock-up described above.

INDEMNIFICATION

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE QUOTATION

We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “STMK.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or impeding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

Underwriting

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market, or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The offering price will be determined by negotiation among us, the selling stockholders, and the representatives of the underwriters. The principal factors to be considered in determining the offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters, the selling stockholders, and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have from time to time performed and may in the future perform banking and other services for us or the selling stockholders or their affiliates in the ordinary course of their business for which they received or will receive customary fees and expenses. SunTrust Robinson Humphrey, Inc., an underwriter in this offering, is a joint lead arranger and bookrunner, and an affiliate, SunTrust Bank, is the administrative agent. Harris, N.A., an affiliate of BMO Capital Markets Corp., which is an underwriter in this offering, is the other joint lead arranger and syndication agent. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or the selling stockholders. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire long and/or short positions in these securities and instruments.

Underwriting

NOTICE TO INVESTORS

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the common stock described in this prospectus may not be made to the public in that Relevant Member State other than:

➢	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

➢	by the managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the book-runners for any such offer; or

➢	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of common stock to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the common stock.

The common stock is not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement, or other disclosure document in relation to the common stock has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common stock, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this

Underwriting

prospectus is not a wholesale client, no offer of, or invitation to apply for, our common stock shall be deemed to be made to such recipient and no applications for our common stock will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common stock you undertake to us that, for a period of 12 months from the date of issue of the common stock, you will not transfer any interest in the common stock to any person in Australia other than to a wholesale client.

Notice to prospective investors in Hong Kong

Our common stock may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation, or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

Our common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and our common stock will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations, and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore, and in Singapore, the offer and sale of our common stock is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our common stock is suitable for them.

Underwriting

Where our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

➢	by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

➢	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

➢	shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

➢	to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

➢	where no consideration is given for the transfer; or

➢	where the transfer is by operation of law.

In addition, investors in Singapore should note that the common stock acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their common stock.

Notice to prospective investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”), and the common stock will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the common stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to prospective investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer, or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Squire, Sanders & Dempsey (US) LLP, Cincinnati, Ohio. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as counsel to the underwriters.

Experts

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Following this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements, and other information with the SEC. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.staffmark.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website into this prospectus.

Staffmark Holdings, Inc.

Index to consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL FINANCIAL DATA

The following supplementary financial data of the registrant required to be included by Item 16(b) of Form S-1 is listed below:

Schedule II—Valuation and Qualifying Accounts	S-1

All other schedules not listed above have been omitted as not applicable or because the required information is included in the financial statements or in the notes thereto.

Report of independent registered public accounting firm

Board of Directors and Shareholders
Staffmark Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Staffmark Holdings, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule No. II. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Staffmark Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Cincinnati, Ohio
March 31, 2011

Staffmark Holdings, Inc.

Consolidated balance sheets
December 31, 2010 and 2009

	2010	2009

Assets
Current assets:
Cash	$53,178	$88,441
Accounts receivable:
Trade, net of allowance for doubtful accounts of $2,519,056 and $2,679,807 at December 31, 2010 and 2009, respectively	111,779,669	91,358,723
Unbilled revenue	13,736,920	11,538,134
Income tax receivable	406,216	7,781,500
Prepaid expenses and other current assets	6,298,864	4,058,204
Deferred tax assets	2,701,031	3,058,855

Total current assets	134,975,878	117,883,857
Property and equipment—net	5,047,587	4,568,120
Other assets:
Goodwill	89,714,729	89,714,729
Loan origination fees—net	967,855	1,446,088
Other intangibles—net	40,629,300	45,332,886
Deferred tax assets—long term	20,403,060	21,563,722
Other	1,797,590	2,168,628

Total assets	$293,535,999	$282,678,030

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt with a related party	$29,296,355	$9,000,000
Accounts payable	8,710,709	9,469,113
Accrued expenses:
Accrued payroll, bonuses and commissions	20,397,963	18,128,640
Payroll taxes and other withholdings	11,402,328	9,346,102
Current portion of workers’ compensation obligation	18,170,008	18,677,891
Other	7,517,804	11,416,912

Total current liabilities	95,495,167	76,038,658
Long-term debt with a related party	46,089,264	74,685,619
Workers’ compensation obligation	40,588,282	37,997,260
Other	1,358,867	1,116,674

Total liabilities	183,531,580	189,838,211

Commitments and contingencies
Shareholders’ equity:
Common stock:
Class A, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 3,741,511 at December 31, 2010 and 2009	3,741	3,741
Class B, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 2,436,750 at December 31, 2010 and 2009	2,437	2,437
Class C, $0.001 par value, 2,000,000 shares authorized; issued and outstanding 250,483 shares at December 31, 2010 and 2009	251	251
Class D, $0.001 par value, 10,000,000 shares authorized; issued and outstanding 6,588,029 shares at December 31, 2010 and 2009	6,588	6,588
Additional paid-in capital	102,194,763	100,459,172
Accumulated earnings (deficit)	7,796,639	(7,632,370)

Total shareholders’ equity	110,004,419	92,839,819

Total liabilities and shareholders’ equity	$293,535,999	$282,678,030

The accompanying notes are an integral part of these financial statements.

Staffmark Holdings, Inc.

Consolidated statements of operations
For the years ended December 31, 2010, 2009, and 2008

	2010	2009	2008

Revenues	$1,002,511,852	$745,340,475	$1,006,345,371
Cost of revenues	854,698,570	632,800,278	832,530,513

Gross profit	147,813,282	112,540,197	173,814,858
Operating expenses:
Selling, general and administrative expense	117,681,753	113,288,944	152,220,106
Amortization	4,903,585	4,853,585	4,827,666
Impairment expense	—	50,000,000	—

Income (loss) from operations	25,227,944	(55,602,332)	16,767,086
Other income (expense):
Interest expense to a related party	(7,080,381)	(7,674,313)	(11,107,007)
Other income (expense)	904,309	(404,460)	731,009

Income (loss) before provision for income taxes	19,051,872	(63,681,105)	6,391,088
Provision (benefit) for income taxes	3,622,863	(25,445,408)	1,224,022

Net income (loss)	$15,429,009	$(38,235,697)	$5,167,066

Basic earnings (loss) per share	$1.19	$(3.76)	$0.82

Diluted earnings (loss) per share	$1.16	$(3.76)	$0.80

Weighted average number of common shares outstanding	13,016,773	10,159,667	6,273,130
Incremental shares from the assumed exercise of dilutive stock options	293,122	—	196,493

Dilutive potential common shares	13,309,895	10,159,667	6,469,623

Stock option not included in the computation of diluted earnings per share as their effect would have been antidilutive	455,901	1,280,568	251,901

The accompanying notes are an integral part of these financial statements.

Staffmark Holdings, Inc.

Consolidated statements of shareholders’ equity
For the years ended December 31, 2010, 2009, and 2008

	Common stock								Additional	Accumulated
	Class A		Class B		Class C		Class D		paid-in	earnings
	Stock	Value	Stock	Value	Stock	Value	Stock	Value	capital	(deficit)	Total

Balance—December 31, 2007	2,573,268	$2,573	1,675,904	$1,676	154,533	$155	—	$—	$10,012,453	$25,436,261	$35,453,118

Net Income	—	—	—	—	—	—	—	—	—	5,167,066	5,167,066

Stock Issued Due to Staffmark Acquisition	1,168,243	1,168	760,846	761	—	—	—	—	47,897,351	—	47,899,280

Stock Options Exercised	—	—	—	—	68,800	69	—	—	321,281	—	321,350

Stock Compensation Expense	—	—	—	—	—	—	—	—	1,160,704	—	1,160,704

Balance—December 31, 2008	3,741,511	3,741	2,436,750	2,437	223,333	224	—	—	59,391,789	30,603,327	90,001,518

Net Loss	—	—	—	—	—	—	—	—	—	(38,235,697)	(38,235,697)

Stock Options Exercised	—	—	—	—	27,150	27	—	—	59,523	—	59,550

Stock Compensation Expense	—	—	—	—	—	—	—	—	1,511,274	—	1,511,274

Direct Costs of Granting Equity Interest	—	—	—	—	—	—	—	—	(25,000)	—	(25,000)

Capital Contributions by Shareholders	—	—	—	—	—	—	6,588,029	6,588	39,521,586	—	39,528,174

Balance—December 31, 2009	3,741,511	3,741	2,436,750	2,437	250,483	251	6,588,029	6,588	100,459,172	(7,632,370)	92,839,819

Net Income	—	—	—	—	—	—	—	—	—	15,429,009	15,429,009

Stock Options Exercised	—	—	—	—	—	—	—	—	—	—	—

Shares Redeemed	—	—	—	—	—	—	—	—	—	—	—

Stock Compensation Expense	—	—	—	—	—	—	—	—	1,735,591	—	1,735,591

Balance—December 31, 2010	3,741,511	$3,741	2,436,750	$2,437	250,483	$251	6,588,029	$6,588	$102,194,763	$7,796,639	$110,004,419

The accompanying notes are an integral part of these financial statements.

Staffmark Holdings, Inc.

Consolidated statements of cash flows
For the years ended December 31, 2010, 2009, and 2008

	2010	2009	2008

Cash flows from operating activities:
Net income (loss)	$15,429,009	$(38,235,697)	$5,167,066
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,041,347	8,348,095	8,515,471
Loss on disposal of property and equipment	3,063	146,621	126,843
Stock compensation expense	1,735,591	1,511,274	1,160,704
Impairment expense	—	50,000,000	—
Deferred taxes	1,518,486	(17,807,490)	(5,898,570)
Changes in operating assets and liabilities, net of acquisition:
Decrease (increase) in accounts receivable, unbilled and tax receivable	(15,244,448)	2,439,167	22,993,593
(Increase) decrease in prepaid expenses and other assets	(1,869,622)	(6,877,651)	2,479,285
(Decrease) in accounts payable	(758,404)	(1,721,257)	(5,925,141)
(Decrease) increase in accrued expenses and other long-term liabilities	2,591,806	(9,410,073)	(7,038,564)

Net cash provided (used in) by operating activities	11,446,828	(11,607,011)	21,580,687

Cash flows from investing activities:
Cash paid for acquisition, net of cash acquired	—	—	(76,914,913)
Purchases of equipment and improvements	(3,142,153)	(784,520)	(3,505,169)
Proceeds from sale of equipment and improvements	95	11,017	2,852

Net cash used in investing activities	(3,142,058)	(773,503)	(80,417,230)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	59,550	321,350
Loan fees	—	(250,000)	(1,100,000)
Purchase of customer lists	(40,033)	—	—
Proceeds from swing-line/revolver	343,100,000	275,840,346	370,242,506
Repayments of swing-line/revolver	(342,400,000)	(258,540,346)	(359,042,506)
Proceeds from issuance of long-term debt	—	—	60,000,000
Capital contributions by shareholders for Class D shares	—	9,393,075	—
Direct cost of granting equity interest	—	(25,000)	—
Repayment of long-term debt funded by shareholder contribution for Class D shares	—	(4,864,905)	—
Repayment of long-term debt	(9,000,000)	(9,204,147)	(11,612,243)

Net cash provided by (used in) financing activities	(8,340,033)	12,408,573	58,809,107

Net increase (decrease) in cash	(35,263)	28,059	(27,436)
Cash—Beginning of year	88,441	60,382	87,818

Cash—End of year	$53,178	$88,441	$60,382

Supplemental disclosure of cash flow information:
Cash paid for interest	$6,432,947	$7,074,045	$10,604,265

Cash paid (received) for taxes	$5,270,908	$(183,510)	$6,778,227

Non-cash investing and financing activity:
Landlord-provided tenant improvements	$—	$(115,641)	$—

Purchase accounting adjustments	$—	$—	$6,359,956

Equity paid for acquisition	$—	$—	$47,899,280

Repayment of long-term debt funded by majority shareholder contribution for Class D shares	$—	$30,135,099	$—

The accompanying notes are an integral part of these financial statements.

Notes to consolidated financial statements
For years ended December 31, 2010, 2009, and 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Staffmark Holdings, Inc. and subsidiaries (the “Company”) is a portfolio company of Compass Diversified Holdings LLC that provides various staffing services including temporary help, employee leasing, and direct hire, which constitutes one segment for financial reporting purposes. The Company has staffing offices located throughout the United States, and the Company’s headquarters are in Cincinnati, Ohio. The Company was incorporated on July 27, 1999 under the laws of the state of Delaware as Compass CS, Inc. It later changed its name to CBS Personnel Holdings, Inc. and, in May 2010, changed its name to Staffmark Holdings, Inc.

Principles of consolidation

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash consists of cash on deposit at banks and cash on hand. Cash overdrafts are included with accounts payable. The Company considers short-term investments with original maturities of 90 days or less to be cash equivalents. The Company places its cash with high quality financial institutions. At times, cash balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Revenue recognition

The Company follows ASC 605 (formally known as Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”) in the presentation of revenues and expenses. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. In situations where the Company is the principal in the transaction and has the risks and rewards of ownership, the transactions are recorded gross in the Consolidated Statements of Operations. When the Company acts as an agent, revenues are reported on a net basis.

Revenue from temporary staffing services is recognized at the time services are provided by Company employees and is reported based on gross billings to customers. Such revenue is recorded on a gross basis as the Company is the primary obligor since it is responsible for providing the services to the customer, has latitude in determining price, and assumes credit risk.

Revenue from subcontracted temporary staffing services is reported on a net basis. Net revenues recorded in revenue from subcontracted temporary staffing services were $570,740, $235,090, and $11,067 for the years ended December 31, 2010, 2009, and 2008, respectively. Revenue from employee leasing services is recorded at the time services are provided by the Company. Such revenue is reported on a net basis (gross billings to clients less worksite employee salaries, wages, and payroll-related taxes). Net revenues for employee leasing services were $6,317,216, $7,283,621, and $8,226,662 for the years ended December 31, 2010, 2009, and 2008, respectively. Revenues from subcontracted temporary staffing services and leasing services are recorded on a net basis as the Company is acting as an agent. The Company is not the primary obligor in the arrangements since either a third party or the customer is responsible for locating and securing employees and the Company has no discretion in determining who is employed or how services are delivered. In addition, for leasing services, the

Notes to consolidated financial statements

Company has no latitude in establishing the exchange price, but merely earns an administrative fee for its services. The Company generally does not assume credit risk in these arrangements.

The Company recognizes revenue for direct hire services at the employee start date, which management believes is the culmination of the earnings process. Direct hire services are generally fully guaranteed to the satisfaction of the customer for a specified period, usually 30 to 90 days. Allowances for estimated guarantee obligations are recorded as a reduction of revenue at the time revenue is recognized.

Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are initially recorded at the invoiced amount and are stated at the net amount. The Company records an allowance for doubtful accounts based on historical loss experience, customer payment patterns, and current economic trends. The Company reviews the adequacy of the allowance for doubtful accounts on a periodic basis and adjusts the balance if necessary.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of uncollateralized accounts receivable. The Company provides services to customers in numerous states. The Company believes its credit risk due to concentrations is minimal.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Purchased intangible assets with definite lives are valued at fair value and are amortized over their respective useful lives on a straight-line basis.

Impairment of long-lived assets and intangible assets

The Company evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill is tested for impairment at least annually or if an event occurs or circumstances change that may reduce the estimated fair value of the reporting unit below its carrying value. The Company uses one reporting unit for its goodwill impairment testing. If the estimated fair value of the reporting unit tested has fallen below its carrying value, the implied fair value of goodwill is compared to the carrying value of goodwill. If the carrying value of goodwill exceeds the implied fair value, an impairment loss would be recognized in an amount equal to that excess. The Company uses market and income methodologies to determine fair value.

Based on the results of the annual impairment test performed as of March 31, 2009, an impairment existed. This impairment was primarily the result of the negative impact on temporary staffing revenues and operating profit from weak macroeconomic conditions and downward employment trends experienced in 2008 and 2009. Based on the results of the second step of the impairment test, the Company determined that the carrying value of the Company’s goodwill exceeded its implied fair value by approximately $50.0 million. As a result of this shortfall, the Company recorded a $50.0 million pretax goodwill impairment charge for 2009. The results of the annual impairment tests performed as of March 31, 2010 and April 30, 2008 indicated that the fair values exceeded the carrying values and, therefore, goodwill was not impaired. Accordingly, there were no charges for goodwill impairment in 2010 or 2008.

Notes to consolidated financial statements

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are amortized over the term of the related lease or 5 years, whichever is shorter. The estimated useful lives are as follows:

Years

Equipment	5
Furniture and fixtures	7
Computer software and hardware costs	3-5

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was approximately $1,519,000, $1,648,000, and $3,367,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Workers’ compensation liability

Workers’ compensation liability represents estimated costs of self insurance and large deductible plans. The reserves for workers’ compensation are based upon actuarial assumptions of individual case estimates and incurred but not reported (“IBNR”) losses. At December 31, 2010 and 2009, the current portion of these reserves is included as a component of current workers’ compensation obligation and the non-current portion is included as a component of workers’ compensation obligation on the consolidated balance sheets. The Company has purchased stop-loss insurance coverage with exposure limits of $1,000,000 per claim as of December 31, 2010 and 2009.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to tax/book differences. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized. Work opportunity tax credits are recognized as a reduction of income tax expense in the year tax credits are certified.

The Company adopted the authoritative provisions of accounting guidance on uncertainty in income taxes on January 1, 2007. The adoption did not result in a cumulative adjustment to the Company’s accumulated earnings. The Company files U.S., state, and local income tax returns in many jurisdictions with varying statutes of limitations. Tax years 2006 through 2009 remain subject to examination by federal taxing authorities, and tax years 2005 through 2009 are open years subject to potential audit by state taxing authorities.

Notes to consolidated financial statements

Sales tax

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer on a net basis (excluded from revenues).

Earnings per share

Basic and fully diluted earnings per share are computed on a weighted average basis of shares outstanding. Fully diluted earnings per share is calculated using the treasury stock method whereby proceeds from the exercise of stock options are assumed to be utilized to purchase currently outstanding Company shares for an estimated average price per share. The company estimated the price of its stock based on valuations and/or transactions in its stock that have occurred over time.

Stock option plan

The Company has a stock option plan, which is described more fully in Note 4. For stock options granted on or after January 1, 2006, in accordance with accepted guidance, the Company recognizes compensation cost under the fair value method. Under the prospective method adopted by the Company, compensation cost is only recognized on options awards, modifications, and cancellations made after January 1, 2006.

For options granted prior to January 1, 2006, and in accordance with most recent guidance, the Company does not record compensation cost related to stock options in determining net income, as the stock option awards granted under the plan during that period have an exercise price of at least market value of the related stock on the date of grant. The Company’s options awards are granted with an exercise price at the market value of the related stock or greater on the date of grant. The table below illustrates the effect on net income (loss) had compensation cost for stock options granted prior to January 1, 2006 been determined pursuant to the fair value method, which the Company has adopted for stock options granted January 1, 2006 and after. For the purposes of pro forma disclosure, the fair value of these options was estimated at the date of grant using a minimum value option pricing model which is described in Note 4.

	2010	2009	2008

Net income (loss)—as reported	$15,429,009	$(38,235,697)	$5,167,066
Stock compensation expense required under fair value method—net of tax	(2,762)	(28,936)	(60,612)

Net income (loss)—pro forma	$15,426,247	$(38,264,633)	$5,106,454

Fair value measurement

The Company adopted the fair value guidelines issued by the Financial Accounting Standards Board (“FASB”) as of January 1, 2008. These guidelines establish a hierarchy for disclosure of the inputs used to measure fair value for assets and liabilities that are required to be reported at fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Notes to consolidated financial statements

Recent accounting pronouncements

In December 2010, the FASB issued amended guidance for performing goodwill impairment tests, which was effective for the Company on January 1, 2011. The amended guidance requires reporting units with zero or negative carrying amounts to be assessed to determine if it is more likely than not that goodwill impairment exists. As part of this assessment, entities should consider all qualitative factors that could impact the carrying value. The Company does not expect the adoption of this guidance will have a significant impact on the consolidated financial statements.

In January 2010, the FASB issued amended guidance to enhance disclosure requirements related to fair value measurements. The amended guidance for Level 1 and Level 2 fair value measurements was effective for the Company on January 1, 2010. The amended guidance for Level 3 fair value measurements will be effective for the Company January 1, 2011. The guidance requires disclosures of amounts and reasons for transfers in and out of Level 1 and Level 2 recurring fair value measurements as well as additional information related to activities in the reconciliation of Level 3 fair value measurements. The guidance expanded the disclosures related to the level of disaggregation of assets and liabilities and information about inputs and valuation techniques. The adoption of the guidance for Level 1 and Level 2 fair value measurements did not have a material impact on the Company’s consolidated financial statements. The Company does not expect the adoption of the guidance related to Level 3 fair value measurements will have a significant impact on the consolidated financial statements.

In January 2010, the FASB issued amended authoritative guidance related to consolidations when there is a decrease in ownership. The guidance was effective for the Company on January 1, 2010. Specifically, the amendment clarifies the scope of the existing guidance and increases the disclosure requirements when a subsidiary is deconsolidated or when a group of assets is de-recognized. The adoption of the amended guidance did not have a significant impact on the Company’s consolidated financial statements.

2.	LONG-TERM DEBT WITH A RELATED PARTY

The following are the components of the Company’s debt as of December 31:

	2010	2009

Senior Debt:
Revolving line of credit, maturing on January 21, 2014	$38,600,000	$37,900,000
Term Note A due in quarterly installments through January 21, 2014	33,535,620	41,535,620
Subordinated Debt:
Term Note B due in quarterly installments through January 21, 2014	3,249,999	4,249,999

	75,385,619	83,685,619
Less: current maturities	(29,296,355)	(9,000,000)

Long-term debt	$46,089,264	$74,685,619

Debt structure

On May 16, 2006, the Company entered into a Credit Agreement with its primary shareholder that provides for Senior Debt comprised of a revolving credit facility up to $37,500,000, letters of credit up to $25,000,000, and a term loan (Term Note A) of $30,000,000 and Subordinated Debt comprised of a term loan (Term Note B) in the amount of $20,000,000. The proceeds from these borrowings were utilized to repay amounts outstanding under the Company’s former credit agreements and to fund the recapitalization of CBS Personnel Holdings, Inc. on May 16, 2006.

Notes to consolidated financial statements

On January 21, 2008, the Company amended its Credit Agreement. Under the terms of the Amendment, the Company increased its revolving credit facility by $30,000,000, letters of credit by $50,000,000, and Term Note A loan by $40,000,000. The Term Note A maturity date was extended to January 14, 2014. Term Note B was increased by $20,000,000 and the maturity date extended to January 21, 2015. The proceeds from these borrowings were utilized to finance the acquisition of Staffmark (see Note 12).

The Company amended its Credit Agreement effective March 31, 2009. The Amendment required a pay down of the Term Note B in the amount of $35,000,000, which was funded by contributions of approximately $30.1 million from the Company’s majority shareholder, who is also the Company’s lender and approximately $4.9 million from the Company’s largest minority shareholder. Additionally, the amendment accelerated the maturity date to January 21, 2014 from January 21, 2015. The Amendment also required accelerated amortization of principal for both the Term A and Term B Notes. This amendment was accounted for as a debt modification in accordance with ASC 470-50 (“Debt—Modifications and Extinguishments”). Accordingly, the Company capitalized costs paid to the lender of $250,000 and expensed costs paid to other third parties of approximately $572,000.

Senior Debt under the Credit Agreement bears interest equal to LIBOR plus a margin ranging from 2.25% to 5.25%, depending on the Company’s ratio of consolidated debt to EBITDA; or the greater of prime or the U.S. Fed Funds Rate plus a margin ranging from 0.75% to 3.75%, depending on the Company’s ratio of consolidated debt to EBITDA. The rates on the various Senior Debt components at December 31, 2010 ranged from 4.51% to 6.00%.

The Company is required under the Credit Agreement, as amended, to pay a commitment fee on the unused portion of the revolving credit commitment and on standby letters of credit. The revolving credit commitment fee ranges from 0.25% to 0.50%, depending on the Company’s consolidated debt to EBITDA ratio. The standby letter of credit commitment fee shall not exceed 4.25%.

Borrowings under the revolving line-of-credit are limited to a defined borrowing base equal to 85% of eligible accounts receivable plus 75% of eligible unbilled receivables. As of December 31, 2010, approximately $28,900,000 was available to borrow.

The Company is required to post approximately $72,700,000 for letters of credit, the majority of which are related to the Company’s workers’ compensation arrangements. The Company has letters of credit outstanding of approximately $66,700,000 at December 31, 2010. An entity affiliated with the Company’s largest minority shareholder has posted $6,000,000 for the benefit of Staffmark. This is related to the acquisition of Staffmark in January 2008.

Subordinated Debt under the Credit Agreement bears interest equal to LIBOR plus a margin ranging from 6.50% to 10.00%, depending on the Company’s ratio of consolidated debt to EBITDA; or the greater of prime or the U.S. Fed Funds Rate plus a margin ranging from 5.00% to 8.50%, depending on the Company’s ratio of consolidated debt to EBITDA. The rate on the Subordinated Debt at December 31, 2010 was 10.26%.

The Company’s Amended Credit Agreement contains affirmative and negative covenants. The Agreement requires the Company to maintain levels of minimum EBITDA and Maintenance Fixed Charge Coverage, as defined in the Agreement. Additionally, these covenants limit the Company’s ability to incur additional debt, distribute dividends and limit capital expenditures, among other restrictions. Borrowings under the Credit Agreement are secured by the assets of the Company.

In connection with the Amendment and the requirements of the Maintenance Fixed Charge Coverage ratio calculation, as defined in the Agreement, the Company received additional capital contributions in 2009 of approximately $4,500,000 from its shareholders. These contributions were used to pay down debt.

Notes to consolidated financial statements

The Credit Agreement contains a provision that requires additional annual payments of principal, in the amount of 90% of Excess Cash Flow as defined in the Credit Agreement.

Maturities of debt

The fair value of the Company’s outstanding debt does not differ materially from its recorded amount.

The maturities of long-term debt for each of the years subsequent to December 31, 2010 are as follows:

2011	$29,296,355
2012	9,000,000
2013	9,000,000
2014	28,089,264

$75,385,619

3.	CAPITAL STRUCTURE

Effective March 31, 2009, the Company’s authorized capital stock consists of 5,000,000 shares of Class A common, 5,000,000 shares of Class B common, 2,000,000 shares of Class C common, and 10,000,000 shares of Class D common. Holders of Class A and Class D shares are entitled to 10 votes per share, whereas holders of Class B and C shares are entitled to 1 vote per share. In the event of any liquidation, dissolution, or winding up of the Company, holders of Class D shares are entitled to payment of $6 per share before any distribution or payment to Class A, B, or C shareholders. After payment of all preferential amounts to Class D shareholders, distributions would be made ratably to the holders of Class A, Class B, and Class C common shares, up to $6 per share. Finally, any remaining assets would be distributed ratably among holders of Class A, Class B, Class C, and Class D common shares, in proportion to the number of shares held.

4.	STOCK OPTION PLAN

The Company has a stock option plan which provides for the issuance of incentive stock options to employees of the Company. Under the terms of this plan, options are granted at an exercise price that is not less than the fair market value of the related stock, vest as established by the Board of Directors (generally ratably over 3-5 years), are exercisable immediately upon vesting, and generally expire within 10 years from the date of grant. Provisions of the current plan call for a maximum of 1,000,000 Class C shares to be issued over the life of the plan, and option grants can be made as long as the total of issued and outstanding shares plus options outstanding do not exceed that amount. We have granted options for additional shares under similar plans that have expired. As of December 31, 2010, approximately 111,500 shares were available for grant.

Prior to January 1, 2006, fair value of options granted was estimated by the Company through the use of the minimum value method. The Company does not recognize compensation expense for awards issued during that time. Beginning January 1, 2006, the Company began recognizing compensation cost for employee stock options. This expense is based on the fair value on the grant date and charged to expense over the employee’s requisite service period for the option. Compensation costs are only applied to new options awards and those modified, repurchased, or cancelled on or after January 1, 2006.

For the years ended December 31, 2010, 2009, and 2008, the amount of stock-based compensation expense reported was approximately $1,736,000, $1,511,000, and $1,161,000, respectively. Future stock compensation expense for unvested options at December 31, 2010 is approximately $3,430,000, which is expected to be recognized over a weighted average period of approximately 2.23 years.

The Company estimates the fair value of stock options granted on or after January 1, 2006 using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options

Notes to consolidated financial statements

include a) the fair value of the stock at the date of grant; b) the expected term of the options, based on their contractual lives and holders’ historical behavior; c) the expected share price volatility of the Company’s stock based on a peer-group of companies; and d) the risk-free interest rate based on Treasury rates that correspond to the lives of the options. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair values of the Company’s stock.

	2010	2009	2008

Share price volatility	44.4%	44.4%	48.2%
Risk-free interest rates	3.29-3.73%	3.56%	3.74-3.81%
Expected term	6.50 years	6.50 years	6.50 years

The following table summarizes stock option activity for the year ended December 31, 2010:

					Total options
	Pre-1/1/2006 options		Post-1/1/2006 options				Weighted
		Weighted		Weighted		Weighted	average	Approximate
		average		average		average	remaining	aggregate
	Number of	exercise	Number of	exercise	Number of	exercise	contractual	intrinsic
	options	price	options	price	options	price	life (yrs)	value

Outstanding Balance—December 31, 2009	109,167	$6.21	1,171,401	$11.43	1,280,568	$10.98	8.39	$—

Granted	—	—	175,000	8.73	175,000	8.73
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding Balance—December 31, 2010	109,167	$6.21	1,346,401	$11.08	1,455,568	$10.71	7.65	$10,581,282

Exercisable at December 31, 2010	109,167	$6.21	566,299	$12.75	675,466	$11.69	6.73	$4,246,000

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008 was approximately $0, $103,000, and $1,094,000, respectively. The weighted average fair value of options that vested during the years ended December 31, 2010, 2009, and 2008 was approximately $5.19, $9.22, and $5.06 per share, respectively. The weighted average fair value of stock options granted during the years ended December 31, 2010, 2009, and 2008 was $7.75, $2.97, and $13.07 per share, respectively.

5.	INCOME TAXES

The Company’s income tax provision (benefit) consisted of the following components for the year ended December 31:

	2010	2009	2008

Current:
Federal	$2,439,488	$(7,380,583)	$6,233,224
State and local	350,946	—	1,072,138
Deferred	1,518,486	(17,807,490)	(5,791,402)

	4,308,920	(25,188,073)	1,513,960
Other	(686,057)	(257,335)	(289,938)

	$3,622,863	$(25,445,408)	$1,224,022

Notes to consolidated financial statements

The income tax provision (benefit) reconciled to the tax computed at the statutory federal income tax rate was:

	2010	2009	2008

Provision (benefit) at federal statutory rate	$6,668,155	$(22,288,387)	$2,236,881
State and local taxes—net of federal benefit	1,085,443	(1,876,740)	341,684
Work opportunity tax credits (“WOTC”)	(6,633,403)	(2,525,904)	(2,491,074)
Permanent items	3,188,725	1,502,958	1,426,469
Other	(686,057)	(257,335)	(289,938)

Income tax provision (benefit)	$3,622,863	$(25,445,408)	$1,224,022

The components of the deferred income tax amounts at December 31, 2010 and 2009 were as follows:

	2010	2009

Deferred income tax assets
Allowance for bad debt	$951,837	$980,784
Workers’ compensation	17,960,812	14,951,700
Other accrued expenses	2,405,753	2,228,423
Depreciation and amortization	—	494,960
Goodwill	2,084,388	5,294,631
State NOL’s	205,248	672,079

Total deferred income tax assets	23,608,038	24,622,577
Deferred income tax liabilities
Depreciation and amortization	(503,947)	—

Total deferred income tax assets, net	$23,104,091	$24,622,577

Current deferred income tax assets	$2,701,031	$3,058,855
Long-term deferred income tax assets	20,403,060	21,563,722

	$23,104,091	$24,622,577

The Company believes that based on its current and expected future operating results, the deferred tax assets will be realized and that no valuation allowance was needed at December 31, 2010 and 2009.

The Company has state tax credits of approximately $205,248 and $672,079 as of December 31, 2010 and 2009, respectively, as a result of net operating loss carryforwards. These carryforwards/credits expire over the next 15-20 years.

6.	INTANGIBLE ASSETS AND DEFERRED FINANCING COSTS

Amounts recorded to goodwill are as follows:

Balance at December 31, 2008	$139,714,729
Impairment	(50,000,000)

Balance at December 31, 2009	89,714,729
—

Balance at December 31, 2010	$89,714,729

Notes to consolidated financial statements

Other intangible assets consisted of the following at December 31:

	2010	2009	Useful lives

Non-compete agreements	$2,075,000	$2,075,000	3 to 5 years
Trademarks and names	25,705,657	25,705,657	4 to 15 years
Customer list	31,992,690	31,792,690	7 to 12 years

	59,773,347	59,573,347
Accumulated amortization:
Non-compete agreements	(2,052,604)	(1,694,271)
Trademarks and trade names	(6,003,573)	(4,370,240)
Customer lists	(11,087,870)	(8,175,950)

	$40,629,300	$45,332,886

Loan origination fees at December 31:
Loan origination fees	$2,518,750	$2,518,750	Life of related loan
Accumulated amortization	(1,550,895)	(1,072,662)

Loan origination fees	$967,855	$1,446,088

Amortization is recorded on a straight-line basis for intangible assets except for certain loan origination fees. Amortization for certain loan origination fees is recorded using the effective interest method.

Expected future amortization of intangible assets and loan origination fees is as follows:

Year ended December 31:

2011	$5,073,067
2012	4,818,463
2013	4,526,948
2014	3,682,427
2015	3,673,333
2016 and thereafter	19,822,917

$41,597,155

7.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Year ended December 31:	2010	2009

Furniture, fixtures, and equipment	$18,132,760	$15,424,631
Leasehold improvements	2,732,026	2,511,569
Vehicles	47,389	47,389

	20,912,175	17,983,589
Less—accumulated depreciation	(15,864,588)	(13,415,469)

	$5,047,587	$4,568,120

Depreciation expense for the years ended December 31, 2010, 2009, and 2008 was $2,659,529, $3,026,465, and $3,386,399, respectively.

Notes to consolidated financial statements

8.	RELATED PARTY TRANSACTIONS

Management services agreement

The Company entered into a management services agreement with an affiliated entity in 2000. The fee is 0.15% of annual gross revenue, payable in quarterly installments in arrears. In May 2006, this agreement was assigned to an affiliated entity of the new primary shareholder. The terms and conditions of the agreement remained materially unaltered with the assignment, including the fee percentage. As a part of the Staffmark acquisition (see Note 12), the Company entered into a management services agreement with its new minority shareholder. The total management fee remains 0.15%, but is split based on the relative ownership of the majority and minority shareholders as of the completion of the acquisition. Under the terms of the March 31, 2009 amendment of the Company’s Credit Agreement (see Note 2), management fees are accrued, but not paid unless the Company achieves defined levels of its Total Debt to EBITDA and Senior Debt to EBITDA ratios. The Company did not achieve those levels for any quarter during 2009.

At December 31, 2010, management fees totaling approximately $1,359,000 and $931,000 were accrued in the accompanying balance sheet in other long-term liabilities for the years ended December 31, 2010 and 2009, respectively. Total management fees to related parties of approximately $428,000, $931,000, and $1,715,000 were expensed for the years ended December 31, 2010, 2009, and 2008, respectively. Both shareholders reduced their management fee to be 25% of the full year calculated management fee plus $100 per quarter per shareholder for each of the second, third, and fourth quarters of 2010 only.

Other than for the cost of providing services under the management services agreement, which are included in the management fee, neither the majority shareholder nor the minority shareholder has paid any obligations nor incurred any expenses on behalf of the Company for which it has not been reimbursed. The Company believes that the fees paid pursuant to this agreement represent a reasonable value for the services rendered.

The Company has sales to Fox Factory, Inc. (“Fox”) and Tridien Medical, Inc. (“Tridien”), entities that are controlled by the Company’s majority shareholder. Sales to Fox were approximately $5,947,000, $2,995,000, and $334,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Accounts receivable from Fox at December 31, 2010 and 2009 were approximately $572,000 and $491,000, respectively. Sales to Tridien were approximately $3,542,000 for the year ended December 31, 2010. There were no sales to Tridien for the years ended December 31, 2009 and 2008. Accounts receivable from Tridien were approximately $352,000 at December 31, 2010.

Borrowings

The Company has incurred interest expense of approximately $7,080,000, $7,674,000, and $11,107,000 for the years ended December 31, 2010, 2009, and 2008, respectively (see Note 2). At December 31, 2010 and 2009, accrued interest payable and fees payable for letters of credit included in other current liabilities on the balance sheets were $687,000 and $688,000, respectively. This interest expense, interest payable, and fees payable for letters of credit are related to a debt facility with the Company’s majority shareholder.

9.	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office facilities, computer equipment, and software under operating arrangements. Rent expense, net of sublease rental income, for 2010, 2009, and 2008 was approximately $7,059,000, $8,391,000, and $11,640,000, respectively. The leases provide for increases in future minimum annual

Notes to consolidated financial statements

rental payments based on defined increases in the lease terms. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The minimum future rental payments under noncancelable operating leases are as follows:

			Net operating
	Gross	Sublease	lease
Years ended December 31:	payments	receipts	commitments

2011	$5,389,092	$(304,177)	$5,084,915
2012	3,966,645	(313,303)	3,653,342
2013	2,394,343	(240,225)	2,154,118
2014	1,381,828	—	1,381,828
2015	1,052,567	—	1,052,567
2016 and thereafter	49,090	—	49,090

Total minimum lease payments	$14,233,565	$(857,705)	$13,375,860

Litigation

We are the subject of two class action lawsuits, Jaramillo v. Staffmark Inc., et al and Lopez v. Staffmark Investment LLC, pending in the Los Angeles County Superior Court and Riverside County Superior Court, respectively. Both cases involve claims for statutory monetary damages from current and former employees resulting from alleged violations of the California Labor Code. Our motion to coordinate the cases was recently approved and proceedings are stayed in both matters pending the assignment of a coordination trial judge. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from these proceedings, and, accordingly, no amounts have been provided in the accompanying financial statements. We believe we have meritorious defenses to the allegations and will continue to vigorously defend against the litigation.

We are also involved in a number of other lawsuits that arise in the ordinary course of our business. We maintain insurance in amounts and with such coverage and deductibles that we believe are reasonable and prudent. The principal risks that we insure against are workers’ compensation, personal injury, bodily injury, property damage, professional malpractice, errors and omissions, and fidelity losses. We also have the typical wage and hour matters and employment issues (mainly filed against our customers) in the ordinary course of business. Management does not expect that the outcome of any of the ordinary course of business lawsuits relating to such matters will have a material adverse effect on our financial condition, results of operations, or cash flows.

Employment agreements

Certain of the Company’s executives are covered by employment agreements which include, among other terms, base compensation, incentive-bonus determinations, and payments in the event of termination or change in control of the Company.

10.	RETIREMENT SAVINGS PLANS

The Company’s 401(k) retirement savings plan covers all regular staff employees who have completed one month of service and have reached age 21, except those covered by the Executive Bonus Plan, as described below. Employees may contribute up to 100% of the maximum allowed by the U.S. Internal Revenue Code. The Company, on a quarterly basis, matches employee contributions based on the Company achieving certain EBITDA targets. Temporary employees of the Company may contribute to the plan after one year of service and no less than 1,000 hours worked. Temporary employees are not eligible for any Company match.

Notes to consolidated financial statements

The maximum Company contribution is 4% of a participant’s eligible compensation. Company contributions to these plans were approximately $346,000, $0, and $465,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

Effective January 1, 2002, the Company adopted a non-qualified Executive Bonus Plan as a welfare benefit plan for the Company’s employees who have completed six or more months of service and who are designated by the Administrator as eligible for the plan because they are not eligible to participate in the Company’s 401(k) retirement plan. Employees contribute to the plan at their will and the Company matches employee contributions based on the Company achieving certain EBITDA targets. The maximum Company contribution is 4% of a participant’s eligible compensation. Company contributions to the plan were approximately $273,000, $0, and $225,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

At the time of the Staffmark acquisition (see Note 12), Staffmark had a 401(k) retirement savings plan that covered all regular staff and temporary employees who had reached age 21. Those covered by the Staffmark Highly Compensated Employee (“HCE”) Bonus plan, as described below were eligible to participate in catch-up contributions only, as allowed by the U.S. Internal Revenue Code. Employees could contribute up to 100% of the maximum allowed by the U.S. Internal Revenue Code. Staffmark matched employee contributions including catch-up contributions on a per paycheck basis at 50% of the first 6% of deferral. Regular staff employees were automatically enrolled at a 2% deferral rate as administratively feasible. The Staffmark plan was merged into the Company’s 401(k) plan effective December 15, 2008.

The maximum Staffmark plan contribution was 3% of a participant’s eligible compensation. Company contributions to this plan were approximately $466,000 for the year ended December 31, 2008. Staffmark’s HCE Bonus plan, a post-tax non-qualified plan, remained in effect for 2008. Staffmark’s plan included a 60% company match of participant deferrals to a maximum annual limit of $8,000 per participant. For the year ended December 31, 2008, the Company contributed approximately $117,000. The Staffmark plan was eliminated effective December 31, 2008, and all HCEs in the Staffmark plan were invited to participate in the CBS Executive Bonus Plan effective January 1, 2009.

11.	UNAUDITED QUARTERLY FINANCIAL DATA

The following table presents the unaudited quarterly financial data. This information has been prepared on a basis consistent with that of the audited consolidated financial statements, and all necessary material adjustments, consisting of normal recurring accruals and adjustments, have been included to present fairly the unaudited quarterly financial data. The quarterly results of operations for these periods are not necessarily indicative of future results of operations. The per share calculations for each of the quarters are based on the weighted average number of shares for each period; therefore, the sum of the quarters may not necessarily be equal to the full year per share amount.

	December 31,	September 30,	June 30,	March 31,
	2010	2010	2010	2010

Revenues	$262,422,954	$271,333,761	$251,352,838	$217,402,299
Gross profit	41,481,151	41,277,164	36,178,314	28,876,653
Income (loss) from operations	9,187,889	10,628,981	6,243,337	(832,265)
Net income (loss)	$6,186,201	$7,446,345	$451,462	$1,345,001
Basic earnings per share	$0.48	$0.57	$0.03	$0.10
Diluted earnings per share	$0.46	$0.56	$0.03	$0.10

Notes to consolidated financial statements

	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009

Revenues	$219,704,893	$193,282,898	$169,350,571	$163,002,113
Gross profit	32,128,948	29,652,343	26,383,367	24,375,539
Income (loss) from operations	3,326,932	1,000,422	(1,458,315)	(58,471,371)
Net income (loss)	$2,215,680	$(51,534)	$(2,872,609)	$(37,527,234)
Basic earnings (loss) per share	$0.17	$(0.00)	$(0.34)	$(5.86)
Diluted earnings (loss) per share	$0.17	$(0.00)	$(0.34)	$(5.86)

12.	ACQUISITIONS

Purchase—Staffmark Investment LLC and its subsidiaries—January 2008

On January 21, 2008, the Company acquired Staffmark Investment LLC and its subsidiaries (“Staffmark”). Under the terms of the Purchase Agreement, the Company purchased all of the outstanding equity interests of Staffmark for approximately $133.8 million. Staffmark is a leading provider of commercial staffing services in the United States. At the time of the acquisition, Staffmark provided staffing services in over 30 states through over 200 branches and on-site locations. The majority of Staffmark’s revenues are derived from light industrial staffing, with the balance of revenues derived from administrative and transportation staffing, direct hire services, and managed solutions.

At closing, the Company repaid approximately $80 million of Staffmark debt and issued approximately $47.9 million of the Company’s common stock representing approximately 29% of the Company’s outstanding common stock.

The purchase price was based on valuing Staffmark’s estimated earnings stream, and when compared to the net assets acquired, resulted in tax deductible goodwill of approximately $78.9 million. A portion of this goodwill was included in the $50 million impairment charge that the Company incurred in 2009 (see Note 1).

The Company finalized the allocation of the purchase price as of December 31, 2008. The purchase price was allocated as follows (amounts in thousands):

Cash	$8,997
Accounts receivable	65,673
Property and equipment	3,545
Other assets	5,376
Non-compete agreements	1,075
Trademarks and trade names	24,500
Customer relationships	24,480
Goodwill	78,947
Accounts payable	(11,805)
Workers’ compensation	(34,786)
Settlement reserve	(6,600)
Accrued expenses	(25,591)

$133,811

The results of operations of Staffmark are included with results of operations of the Company beginning January 21, 2008.

Notes to consolidated financial statements

The unaudited pro-forma financial information as if Staffmark had been acquired at the beginning of fiscal 2008 is as follows (amounts in thousands):

2008

Net revenues	$1,037,418
Net income	$4,214

The unaudited pro-forma financial information includes amortization of intangibles related to debt incurred to finance the acquisition. The information is provided for illustrative purposes only and is not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the fiscal period presented, nor is it necessarily indicative of future consolidated results.

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of these financial statements on March 31, 2011, and determined there have not been any events that would require additional disclosure in or adjustment to the audited consolidated financial statements, except as disclosed below.

Retirement of company’s chief executive officer (“CEO”)

Effective with his retirement, on March 19, 2011, Fred Kohnke has entered into a consulting agreement with the Company through March 31, 2012 to assist the Company with transition and other matters. For these services, Mr. Kohnke will receive quarterly payments in advance, beginning April 15, 2011 and ending December 31, 2011, totaling $1,091,797 for the year. Additionally, the vesting of Mr. Kohnke’s stock options was accelerated, resulting in the acceleration of stock option expense to the Company of approximately $560,000, which was recognized in the first quarter of 2011.

Staffmark Holdings, Inc.

Consolidated balance sheets
March 31, 2011 and December 31, 2010

	2011—Unaudited	2010

Assets
Current assets:
Cash	$14,661	$53,178
Accounts receivable:
Trade, net of allowance for doubtful accounts of $2,257,407 and $2,519,056 at March 31, 2011 and December 31, 2010, respectively	106,290,788	111,779,669
Unbilled revenue	18,093,065	13,736,920
Income tax receivable	1,881,156	406,216
Prepaid expenses and other current assets	4,280,256	6,298,864
Deferred tax assets	2,430,849	2,701,031

Total current assets	132,990,775	134,975,878
Property and equipment—net	5,131,710	5,047,587
Other assets:
Goodwill	89,714,729	89,714,729
Loan origination fees—net	859,330	967,855
Other intangibles—net	39,333,091	40,629,300
Deferred tax assets—long term	20,325,823	20,403,060
Other	1,714,411	1,797,590

Total assets	$290,069,869	$293,535,999

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt with a related party	$9,000,000	$29,296,355
Accounts payable	6,912,034	8,710,709
Accrued expenses:
Accrued payroll, bonuses and commissions	30,124,401	20,397,963
Payroll taxes and other withholdings	20,011,009	11,402,328
Current portion of workers’ compensation obligation	17,942,922	18,170,008
Other	9,793,543	7,517,804

Total current liabilities	93,783,909	95,495,167
Long-term debt with a related party	43,739,265	46,089,264
Workers’ compensation obligation	40,901,603	40,588,282
Other	1,781,616	1,358,867

Total liabilities	180,206,393	183,531,580

Commitments and contingencies
Shareholders’ equity:
Common stock:
Class A, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 3,741,511 at March 31, 2011 and December 31, 2010	3,741	3,741
Class B, $0.001 par value, 5,000,000 shares authorized; issued and outstanding 2,436,750 at March 31, 2011 and December 31, 2010	2,437	2,437
Class C, $0.001 par value, 2,000,000 shares authorized; issued and outstanding 258,483 and 250,483 shares at March 31, 2011 and December 31, 2010, respectively	259	251
Class D, $0.001 par value, 10,000,000 shares authorized; issued and outstanding 6,588,029 shares at March 31, 2011 and December 31, 2010	6,588	6,588
Additional paid-in capital	103,262,439	102,194,763
Accumulated earnings	6,588,012	7,796,639

Total shareholders’ equity	109,863,476	110,004,419

Total liabilities and shareholders’ equity	$290,069,869	$293,535,999

The accompanying notes are an integral part of these financial statements.

Staffmark Holdings, Inc.

Consolidated statements of operations
For the three months ended March 31, 2011 and 2010 (Unaudited)

	2011	2010

Revenues	$246,799,275	$217,402,299
Cost of revenues	214,850,274	188,525,646

Gross profit	31,949,001	28,876,653
Operating expenses:
Selling, general and administrative expense	31,148,544	28,483,022
Amortization	1,136,472	1,225,896

Loss from operations	(336,015)	(832,265)
Other income (expense):
Interest expense to a related party	(1,330,962)	(1,792,933)
Other income	261,053	179,750

Loss before benefit for income taxes	(1,405,924)	(2,445,448)
Benefit for income taxes	(197,296)	(3,790,449)

Net income (loss)	$(1,208,628)	$1,345,001

Basic earnings (loss) per share	$(0.09)	$0.10

Diluted earnings (loss) per share	$(0.09)	$0.10

Weighted average number of common shares outstanding	13,019,973	13,016,773
Incremental shares from the assumed exercise of dilutive stock options	—	315,850

Dilutive potential common shares	13,019,973	13,332,623

Stock options not included in the computation of diluted earnings (loss) per share as their effect would have been antidilutive	1,447,568	467,901

The accompanying notes are an integral part of these financial statements.

Staffmark Holdings, Inc.

Consolidated statements of cash flows
For the three months ended March 31, 2011 and 2010 (Unaudited)

	2011	2010

Cash flows from operating activities:
Net income (loss)	$(1,208,628)	1,345,001
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,991,045	2,020,484
Loss on disposal of property and equipment	3,838	547
Stock compensation expense	1,051,684	370,045
Loss on disposal of intangible asset	159,737	—
Deferred taxes	818,963	(1,257,877)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, unbilled and tax receivable	1,938,097	(8,176,964)
(Increase) decrease in prepaid expenses and other assets	(178,515)	147,394
Decrease in accounts payable	(1,798,676)	(3,772,301)
Increase in accrued expenses and other long-term liabilities	20,648,302	12,965,135

Net cash provided by operating activities	23,425,847	3,641,564

Cash flows from investing activities:
Purchases of equipment and improvements	(834,009)	(481,865)

Net cash used in investing activities	(834,009)	(481,865)

Cash flows from financing activities:
Proceeds from exercise of stock options	16,000	—
Purchase of customer lists	—	(19,306)
Proceeds from swing-line/revolver	71,750,000	82,950,000
Repayments of swing-line/revolver	(71,850,000)	(83,750,000)
Repayment of long-term debt	(22,546,355)	(2,250,000)

Net cash used in financing activities	(22,630,355)	(3,069,306)

Net increase (decrease) in cash	(38,517)	90,393
Cash—Beginning of period	53,178	88,441

Cash—End of period	$14,661	$178,834

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,315,707	$1,615,942

Cash paid (received) for taxes	$458,680	$(91,657)

The accompanying notes are an integral part of these financial statements.

Notes to consolidated financial statements
For the three months ended March 31, 2011 and 2010

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited Consolidated Financial Statements include the accounts of Staffmark Holdings, Inc. and subsidiaries (the “Company”) in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany transactions and balances have been eliminated.

The statements have been prepared in accordance with the accounting policies described in the Company’s Form S-1 Registration Statement and should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2010 and notes included therein. These statements do not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management all material adjustments (primarily consisting of normal recurring accruals) considered necessary for a fair presentation of the financial positions, results of operations and cash flows for the periods presented have been included and the disclosures herein are adequate. The results for interim periods are unaudited and not necessarily indicative of the results that can be expected for a full year.

Workers’ compensation liability

Workers’ compensation liability represents estimated costs of self insurance and large deductible plans. The reserves for workers’ compensation are based upon actuarial assumptions of individual case estimates and incurred but not reported (“IBNR”) losses. At March 31, 2011 and December 31, 2010, the current portion of these reserves is included as a component of current workers’ compensation obligation and the non-current portion is included as a component of workers’ compensation obligation on the consolidated balance sheets. The Company has insurance coverage for claims over $1,000,000 per claim for all periods presented.

2.	LONG-TERM DEBT WITH A RELATED PARTY

Following are the components of the Company’s debt as of March 31, 2011 and December 31, 2010:

	2011	2010

Senior Debt:
Revolving line of credit, maturing on January 21, 2014	$38,500,000	$38,600,000
Term Note A due in quarterly installments through January 21, 2014	11,239,265	33,535,620
Subordinated Debt:
Term Note B due in quarterly installments through January 21, 2014	3,000,000	3,249,999

	52,739,265	75,385,619
Less: current maturities	(9,000,000)	(29,296,355)

Long-term debt	$43,739,265	$46,089,264

Notes to consolidated financial statements

Debt structure

Senior Debt under the Credit Agreement bears interest equal to LIBOR plus a margin ranging from 2.25% to 5.25%, depending on the Company’s ratio of consolidated debt to EBITDA; or the greater of prime or the U.S. Fed Funds Rate plus a margin ranging from 0.75% to 3.75%, depending on the Company’s ratio of consolidated debt to EBITDA. The rates on the various Senior Debt components at March 31, 2011 ranged from 3.51% to 5.00%.

Borrowings under the revolving line-of-credit are limited to a defined borrowing base equal to 85% of eligible accounts receivable plus 75% of eligible unbilled receivables. As of March 31, 2011 approximately $29,000,000 was available to borrow.

The Company is required to post approximately $74,100,000 for letters of credit, the majority of which are related to the Company’s workers’ compensation arrangements. The Company has letters of credit outstanding of approximately $68,100,000 at March 31, 2011. An entity affiliated with the Company’s largest minority shareholder has posted $6,000,000 for the benefit of Staffmark. This is related to the acquisition of Staffmark in January 2008.

Subordinated Debt under the Credit Agreement bears interest equal to LIBOR plus a margin ranging from 6.50% to 10.00%, depending on the Company’s ratio of consolidated debt to EBITDA; or the greater of prime or the U.S. Fed Funds Rate plus a margin ranging from 5.00% to 8.50%, depending on the Company’s ratio of consolidated debt to EBITDA. The rate on the Subordinated Debt at March 31, 2011 was 8.26%.

3.	STOCK OPTION PLAN

Stock option activity for options under the Company’s stock option plans as of March 31, 2011, and changes during the three months then ended, were as follows:

					Total options
	Pre-1/1/2006 options		Post-1/1/2006 options				Weighted
		Weighted		Weighted		Weighted	average	Approximate
		average		average		average	remaining	aggregate
	Number of	exercise	Number of	exercise	Number of	exercise	contractual	intrinsic
	options	price	options	price	options	price	life (yrs)	value

Outstanding Balance—December 31, 2010	109,167	$6.21	1,346,401	$11.08	1,455,568	$10.71	7.65	$10,581,282

Granted	—	—	—	—	—	—
Exercised	(8,000)	2.00	—	—	(8,000)	2.00
Forfeited	—	—	—	—	—	—

Outstanding Balance—March 31, 2011	101,167	$6.54	1,346,401	$11.08	1,447,568	$10.76	7.43	$13,102,000

Exercisable at March 31, 2011	101,167	$6.54	805,299	$12.41	906,466	$11.76	6.94	$7,300,000

For the three months ended March 31, 2011 and 2010, the amount of stock-based compensation expense reported was approximately $1,052,000 and 370,000, respectively. As a result of the acceleration of the vesting of stock options in connection with the retirement of the Company’s chief executive officer in March 2011, the Company accelerated the related stock-based compensation expense related to those options.

Notes to consolidated financial statements

4.	INCOME TAXES

Each fiscal quarter the Company estimates its annual effective tax rate and applies that rate to its interim earnings. The Company reflects the tax impact of certain unusual or infrequently occurring items, and the effects of changes in tax laws or rates, in the interim period in which they occur.

The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including the projected operating results for the year, projections of the proportion of income earned and taxed in other jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained or as the tax environment changes.

Our effective income tax rate for the three months ended March 31, 2011 was 23.33% compared with 155.66% for the comparable three months ended March 31, 2010. At March 31, 2010 the Company was projecting a loss for the annual period ending December 31, 2010. Accordingly, the estimated tax rate for the three months ended March 31, 2010 was calculated assuming there would be a net tax benefit for the year. An effective tax rate adjustment is made every three months to adjust the quarterly calculation to the effective tax rate calculated for the year.

The reconciliations between the Federal Statutory Rate and the effective income tax rate for the three months ended March 31, 2011 and 2010 are as follows:

	2011	2010

United States federal statutory rate	35.00%	35.00%
State and local income taxes (net of federal benefits)	3.92	(8.89)
Permanent items	12.75	(143.18)
Work Opportunity Tax Credit	(28.34)	272.73

Effective income tax rate	23.33%	155.66%

5.	INTANGIBLE ASSETS AND DEFERRED FINANCING COSTS

Amounts recorded to goodwill are as follows:

Balance at December 31, 2010	$89,714,729
—

Balance at March 31, 2011	$89,714,729

The Company has completed its preliminary annual impairment analysis of goodwill as of March 31, 2011 and there is no indication of impairment.

Notes to consolidated financial statements

Other intangible assets consisted of the following at March 31, 2011 and December 31, 2010:

	2011	2010	Useful lives

Non-compete agreements	$2,075,000	$2,075,000	3 to 5 years
Trademarks and names	25,705,657	25,705,657	4 to 15 years
Customer list	31,832,953	31,992,690	7 to 12 years

	59,613,610	59,773,347

Accumulated amortization:
Non-compete agreements	(2,075,000)	(2,052,604)
Trademarks and trade names	(6,411,907)	(6,003,573)
Customer lists	(11,793,612)	(11,087,870)

	$39,333,091	$40,629,300

Loan origination fees at March 31, 2011 and December 31, 2010:

	2011	2010	Useful lives

Loan origination fees	$2,518,750	$2,518,750	Life of related loan
Accumulated amortization	(1,659,420)	(1,550,895)

Loan origination fees	$859,030	$967,855

6.	RELATED PARTY TRANSACTIONS

Management services agreement

At March 31, 2011 and December 31, 2010, the Company had accrued long-term management fees totaling approximately $1,782,000 and $1,359,000, respectively. Total management fees to related parties of approximately $423,000 and $428,000 were expensed for the three months ended March 31, 2011 and 2010, respectively.

Other than for the cost of providing services under the management services agreement, which are included in the management fee, neither the majority shareholder nor the minority shareholder has paid any obligations nor incurred any expenses on behalf of the Company for which it has not been reimbursed. The Company believes that the fees paid pursuant to this agreement represent a reasonable value for the services rendered.

The Company has sales to Fox Factory, Inc. (“Fox”) and Tridien Medical, Inc. (“Tridien”), entities that are controlled by the Company’s majority shareholder. Sales to Fox were approximately $1,341,000 and $1,050,000 for the three months ended March 31, 2011 and 2010, respectively. Accounts receivable from Fox at March 31, 2011 and December 31, 2010 were approximately $705,000 and $572,000, respectively. Sales to Tridien were approximately $874,000 and $959,000 for the three months ended March 31, 2011 and 2010, respectively. Accounts receivable from Tridien at March 31, 2011 and December 31, 2010 were approximately $154,600 and $352,000, respectively.

Borrowings

The Company has incurred interest expense for the three months ended March 31, 2011 and 2010 of approximately $1,331,000 and $1,793,000, respectively (see Note 2). At March 31, 2011 and December 31, 2010, accrued interest payable and fees payable for letters of credit included in other current liabilities on the balance sheets were $594,000 and $687,000, respectively. This interest expense, interest payable, and fees payable for letters of credit are related to a debt facility with the Company’s majority shareholder.

Schedule II—Valuation and qualifying accounts

		Additions
	Balance at	Charge to				Balance at
	beginning of	costs and				end of
	year	expense	Other		Deductions(2)	year

	(in thousands)

Allowance for doubtful accounts—2010	$2,680	$820	$—		$981	$2,519
Allowance for doubtful accounts—2009	$2,380	$2,529	$—		$2,229	$2,680
Allowance for doubtful accounts—2008	$934	$1,115	$1,499	(1)	$1,168	$2,380

(1)	Represents opening allowance balance related to current year acquisition.

(2)	Represents write offs and adjustments.

S-1

Through and including          , 2011 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the New York Stock Exchange listing fee.

SEC registration fee		$14,513
FINRA filing fee		13,000
New York Stock Exchange listing fee		125,000
Printing and engraving
Legal fees and expenses
Accounting fees and expenses
Blue sky fees and expenses (including related legal fees)
Transfer agent and registrar fees
Miscellaneous expenses

Total	$

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation, in order to be in effect upon the closing of this offering, includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the registrant’s certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant to be effective upon completion of this offering provide that:

➢	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

➢	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

➢	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

➢	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

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➢	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

➢	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The registrant maintains directors and officers insurance to insure such persons against certain liabilities.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933 and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2008, we have issued unregistered securities to a limited number of persons, as described below:

1.  In January 2008, in connection with the acquisition of Staffing Holding, the Registrant issued 1,168,243 shares of Class A Common Stock and 760,846 shares of Class B Common Stock to Staffing Holding for a per share price of $24.83, for aggregate consideration of approximately $47,899,280.

2.  In May 2009, the Registrant issued and sold 5,022,516 shares of Class D Common Stock to CODI pursuant to a Subscription Agreement dated April 30, 2009 for a per share price of $6.00 for an aggregate subscription price equal to $30,135,096.

3.  In May 2009, the Registrant issued and sold 810,818 shares of Class D Common Stock to Staffing Holding pursuant to a Subscription Agreement dated May 27, 2009 for a per share price of $6.00 for an aggregate subscription price equal to $4,864,908.

4.  Between August 2009 and October 2009, the Registrant issued 648,652 shares of the Registrant’s Class D Common Stock to CODI for a subscription price of $6.00 per share and an aggregate purchase price of approximately $3.9 million pursuant to the Amended and Restated Maintenance Agreement dated May 29, 2009 among the Registrant, CODI, and Staffing Holding. The subscription price was wholly satisfied through an entry on the books of CODI pursuant to which the amount of outstanding loans by CODI to the Registrant was converted to equity.

5.  Between August 2009 and October 2009, the Registrant issued and sold 104,718 shares of Class D Common Stock to Staffing Holding for a per share price of $6.00 and an aggregate purchase price of approximately $628,000 pursuant to the Amended and Restated Maintenance Agreement dated May 29, 2009 among the Registrant, CODI, and Staffing Holding and the Amended and Restated Stockholders’ Agreement dated February 1, 2008.

6.  Between January 1, 2008 and March 31, 2011, the Registrant granted stock options to purchase 1,140,401 shares of Class C Common Stock at exercise prices ranging from $6.00 to $24.83 per share to employees, consultants, and directors of the Registrant. Between January 1, 2008 and March 31, 2011, the Registrant issued and sold an aggregate of 103,950 shares of its Class C Common Stock to the Registrant’s employees, consultants, and directors at prices ranging from $2.00 to $7.25 per share pursuant to the exercise of options.

7.  In November 2009, Madison Capital Funding Co-Investment Fund LP subscribed for, and the Registrant issued, 1,325 shares of Class D Common Stock to Madison Capital Funding Co-Investment Fund LP for a per share price of $6.00 for aggregate consideration of approximately $7,950.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to

Part II
Information not required in prospectus

compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients of securities pursuant to Items 1 through 5 and 7 above were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits. The list of exhibits set forth under “Exhibit index” at the end of this registration statement is incorporated herein by reference.

(b)  Financial Statement Schedules. The financial schedules set forth under “Supplemental financial data” in the Index to Consolidated Financial Statements is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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Information not required in prospectus

(4)  In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cincinnati, Ohio, on the 27th day of May, 2011.

STAFFMARK HOLDINGS, INC.

By:	/s/ Lesa J. Francis
Lesa J. Francis
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lesa J. Francis Lesa J. Francis	President, Chief Executive Officer, and Director (Principal Executive Officer)	May 27, 2011
/s/ William E. Aglinsky William E. Aglinsky	Executive Vice President and Chief Financial and Administrative Officer (Principal Accounting and Financial Officer)	May 27, 2011
* D. Eugene Ewing	Director	May 27, 2011
* Robert Janes	Director	May 27, 2011
* Frederick L. Kohnke	Director	May 27, 2011
* Stephen Russell	Director	May 27, 2011
* John LaBarca	Director	May 27, 2011
* Elias J. Sabo	Director	May 27, 2011

*By: /s/ Lesa J. Francis Lesa J. Francis Attorney in Fact

Exhibit index

Exhibit
number		Description

1.1		Form of Underwriting Agreement**
3.1		Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering*
3.2		Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering*
4.1		Specimen common stock certificate of the Registrant*
4.2		Amended and Restated Stockholders’ Agreement of CBS Personnel Holdings, Inc., dated as of February 1, 2008***
4.3		Form of Stockholders’ Agreement for Optionholders***
4.4		Form of Registration Rights Agreement, among the Registrant and Compass Group Diversified Holdings LLC, Staffing Holding LLC, and Madison Capital Investment Fund LP.*
5.1		Form of Opinion of Squire, Sanders & Dempsey (US) LLP*
10.1		Amended and Restated Credit Agreement among the Registrant and Compass Group Diversified Holdings LLC, dated as of March 31, 2009***
10.2		Compass CS Inc. Amended 1999 Stock Option Plan***
10.3		2009 Stock Option Plan***
10.4		Deferred Executive Bonus Plan***
10.5		Form of 2011 Omnibus Plan, to be in effect prior to the closing of the offering***
10	.6(a)	Severance Agreement between Lesa J. Francis and the Registrant, dated as of October 2, 2006***
10	.6(b)	First Amendment to the Severance Agreement between Lesa J. Francis and the Registrant, dated as of September 8, 2008***
10	.7(a)	Severance Agreement between Suzanne Perry and the Registrant, dated as of June 30, 2005***
10	.7(b)	First Amendment to the Severance Agreement between Suzanne Perry and the Registrant, dated as of September 9, 2008***
10	.8(a)	Severance Agreement between William E. Aglinsky and the Registrant, dated as of June 23, 2005***
10	.8(b)	First Amendment to the Severance Agreement between William E. Aglinsky and the Registrant, dated as of September 12, 2008***
10	.9(a)	Severance Agreement between Kathryn S. Bernard and the Registrant, dated as of June 30, 2005***
10	.9(b)	First Amendment to the Severance Agreement between Kathryn S. Bernard and the Registrant, dated as of September 2, 2008***
10.10		Consulting Agreement with Frederick L. Kohnke, effective as of April 1, 2011***
10.11		Form of CBS Personnel Holdings, Inc. Stock Option Agreement***
10.12		Form of Termination of Management Services Agreement between Compass Group Management LLC and the Registrant*
10.13		Form of Termination of Management Services Agreement between Staffing Holding LLC and the Registrant*
21.1		List of Subsidiaries of the Registrant***
23.1		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm*
23.2		Consent of Squire, Sanders & Dempsey (US) LLP (included in Exhibit 5.1)*
24.1		Power of Attorney (included on signature page of Form S-1)

*	Filed herewith.

**	To be filed by amendment.

***	Previously filed.